Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 3, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A PROPOSED PLAN OF ARRANGEMENT

INVOLVING BROOKFIELD INFRASTRUCTURE CORPORATION, 1505109 B.C. LTD., BROOKFIELD INFRASTRUCTURE PARTNERS L.P. AND BROOKFIELD CORPORATION

OCTOBER 23, 2024

The Board, on the recommendation of the Nominating and Governance Committee, recommends that you vote FOR the Arrangement

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

LETTER TO SHAREHOLDERS

Dear Shareholders:

You are invited to attend a special meeting (the “Meeting”) of holders of class A exchangeable subordinate voting shares (each, an “exchangeable share”) and class B multiple voting shares to be held in a virtual meeting format on December 3, 2024 at 8:00 a.m. (Toronto time). At the Meeting, you will be asked to consider a reorganization (the “Arrangement”) designed to preserve the current benefits of Brookfield Infrastructure Corporation (our “company”) in response to proposed amendments relating to mutual fund corporations in the recent Canadian federal budget.

Why You Should Approve the Arrangement

As a reminder, our company was created by Brookfield Infrastructure Partners L.P. (the “partnership”) in 2020 to provide three key benefits – and as shareholders in our company today, your approval of this arrangement will allow the partnership to continue to offer these benefits:

•

Preserve our corporate structure and maintain a differentiated investor base by continuing to provide investors with an opportunity to gain access to the partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure.

•	Maintain our company’s inclusion in several large global indices and exchange traded funds.

•	Continue to offer a simplified and straightforward tax reporting framework and provide certain investors with a higher after-tax yield.

The creation of our company in 2020 was successful in achieving these objectives. Since the initial listing of our company, the market capitalization of Brookfield Infrastructure has grown from $17 billion to $29 billion and the average daily trading volume has doubled. Our investor base has tripled in size and is more diverse, with U.S. and non-Canadian investors now representing over 55% of our investor base.

Following the Arrangement, you will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in our company today. The Arrangement is also expected to be tax-deferred for the vast majority of shareholders, including U.S. and Canadian shareholders.

Reasons for the Arrangement

Our company currently qualifies as a “mutual fund corporation” as defined in the Income Tax Act (Canada) and provides investors with access to our business with very minimal added organizational costs or burden. However, the 2024 Canadian federal budget included proposed amendments to the tax rules relating to mutual fund corporations which, if enacted as currently proposed, were expected to result in additional costs to our company commencing in 2025. The Arrangement has been proposed to preserve the benefits of our corporate structure while complying with the policy concerns targeted in the 2024 Canadian federal budget.

Overview of the Arrangement

The following are the key elements of the Arrangement:

•

We have created 1505109 B.C. Ltd. (“New Corporation”), which will have a capital structure, including class A exchangeable subordinate voting shares (“New Exchangeable Shares”), that is the same in all material respects to the capital structure of our company and provides all of the same benefits that shareholders have today.

•

Public holders of exchangeable shares will receive one (1) New Exchangeable Share for each exchangeable share held. The New Exchangeable Shares will have the same terms as our current exchangeable shares. As with the exchangeable shares that you currently hold, each New Exchangeable Share is structured with the intention of being economically equivalent to a non-voting limited partnership unit of the partnership (each, a “unit”). Economic equivalence will continue to be achieved through identical distributions and each New Exchangeable Share will be exchangeable at the option of the holder for one unit at any time.

•

New Corporation will be renamed “Brookfield Infrastructure Corporation” and the New Exchangeable Shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange and trade under the same “BIPC” symbol. Our company will be delisted and cease to be a reporting issuer.

•

The reorganization will be implemented by way of a plan of arrangement. The Arrangement will require, among other things, the approval of 66 2/3 % of the votes cast by holders of exchangeable shares at the Meeting.

Next Steps

The Arrangement is subject to the satisfaction of certain other conditions, including the receipt of the approval of the British Columbia Supreme Court. Subject to the receipt of such approvals, approval of the Arrangement Resolution at the Meeting and the satisfaction or waiver, as applicable, of the other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024.

Recommended Action

The Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement.

The Board1, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interests of our company and unanimously resolved to approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement. In making its determination, the Board considered, among other factors, the fairness opinion of RBC Dominion Securities Inc. to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders.

The accompanying Notice of Special Meeting of Shareholders and Management Proxy Circular provide a detailed description of the Arrangement and the other matters to be considered at the Meeting. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

Your vote and participation in our company’s business is important regardless of the number of exchangeable shares that you own. Shareholders of record as of close of business on October 21, 2024 will be entitled to vote at the Meeting. We have made it easy for you to vote by telephone, internet, mail or by attending the Meeting virtually. Please consult the Management Proxy Circular and the Notice of Meeting which, together, contain all of the information you need about the Arrangement, the Meeting, and how to exercise your vote.

Yours very truly,

/s/ Sam Pollock

Sam Pollock

Chief Executive Officer

Brookfield Infrastructure Corporation

[1]	Excluding Jeffrey Blidner who, as Vice Chair of Brookfield Corporation, recused himself from voting.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting (the “Meeting”) of holders of class A exchangeable subordinate voting shares (each, an “exchangeable share”) and class B multiple voting shares (each, a “class B share”) of Brookfield Infrastructure Corporation (“our company”) will be held on December 3, 2024 at 8:00 a.m. (Toronto time) in a virtual meeting format to:

1.

consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated October 18, 2024, and, if deemed advisable, to pass, a special resolution (“Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular dated October 23, 2024 (the “Circular”), with or without variation, approving an arrangement (the “Arrangement”) designed to permit our company to continue to benefit from our corporate structure formed in 2020 and as more particularly described in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Specific details relating to the Arrangement and the other matters to be considered at the Meeting are set forth in the Circular. Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the receipt of the approval of the British Columbia Supreme Court (the “Final Order”) and required regulatory approvals from both the Toronto Stock Exchange and the New York Stock Exchange. Subject to the receipt of such approvals, approval of the Arrangement Resolution at the Meeting, and the satisfaction or waiver, as applicable, of the other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024.

The Nominating and Governance Committee, which consists of independent directors, unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interests of our company and unanimously resolved to approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution.

The Meeting will be held in a virtual meeting format only. Holders of exchangeable shares and class B shares will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person.

You can attend and vote at the virtual Meeting by visiting https://meetings.lumiconnect.com/400-285-452-426 and entering your control number and password “brookfield2024” (case sensitive). See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the Meeting.

You have the right to vote at the Meeting if you were a holder of exchangeable shares or class B shares at the close of business on October 21, 2024. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular and a form of proxy or voting instruction form on our website for Shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bip.brookfield.com/bipc under “BIPC Reorganization” and on our company’s SEDAR+ profile at www.sedarplus.ca and on our company’s EDGAR profile at www.sec.gov/edgar.

If you would like a paper copy of the Circular please contact us at 1-866-989-0311 or bip.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the Meeting or any adjournment thereof. In order to receive a paper copy of any materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. (Toronto time) on November 19, 2024.

Instructions on Voting at the Virtual Meeting

Your vote and participation in our company’s business is important regardless of the number of exchangeable shares that you own. Registered holders of exchangeable shares at the close of business on October 21, 2024 (“Registered Shareholders”) and duly appointed proxyholders will be able to attend and participate in the virtual Meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered holders of exchangeable shares (“Non-Registered Shareholders”) who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to ask questions or vote at the Meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a Non-Registered Shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual Meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a Non-Registered Shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a username to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered Shareholders and duly appointed proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

If you are not attending the virtual Meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on November 29, 2024 or, in the event the virtual Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the Internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	By telephone at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (direct dial outside North America).

Registered Shareholders have the right to dissent with respect to the Arrangement Resolution in accordance with the provisions of Division 2 of Part 8 of the BCBCA and the Interim Order. The right to dissent is more particularly described in the Circular and the text of Division 2 of Part 8 of the BCBCA is set forth in Appendix C to the Circular. Please see “Dissent Rights” in the Circular for a description of the rights to dissent in respect of the Arrangement.

Failure to strictly comply with the requirements set forth in Division 2 of Part 8 of the BCBCA and the Interim Order with respect to the Arrangement Resolution, may result in the loss of any right to dissent. Persons who are beneficial shareholders in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the Registered Shareholders are entitled to dissent. Accordingly, a beneficial shareholder desiring to exercise the right to dissent must make arrangements for the exchangeable shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by our company or, alternatively, make arrangements for the Registered Shareholder to dissent on behalf of the holder.

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Information for Non-Registered Shareholders

Non-Registered Shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the Meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Trust Company of Canada at www.computershare.com/BIPC by no later than the Proxy Deadline.

By Order of the Board

/s/ Michael Ryan

Michael Ryan

Corporate Secretary

October 23, 2024

MANAGEMENT INFORMATION CIRCULAR	2

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA	3

NOTICE TO U.S. SHAREHOLDERS	3

FORWARD LOOKING INFORMATION	5

PRESENTATION OF FINANCIAL INFORMATION	6

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING	7

SUMMARY	20

The Meeting	20
The Arrangement	20
Reasons for the Arrangement	20
Recommendation of the Nominating and Governance Committee	21
Recommendation of the Board	21
Fairness Opinion	22
DRS Advices Representing New Exchangeable Shares	22
Stock Exchange Listing	22
Completion of the Arrangement	22
Shareholder Approval	22
Court Approval	23
Certain Canadian Federal Income Tax Considerations	24
Certain United States Federal Income Tax Considerations	24

THE MEETING	26

Time, Date and Place	26
Record Date for Notice and Shareholders Entitled to Vote	26
Business of the Meeting	26
Voting Information	26
Q&A on Voting	27

THE ARRANGEMENT	29

Background to the Arrangement	29
Details of the Arrangement	30
Reasons for the Arrangement	30
Recommendations of the Nominating and Governance Committee	31
Recommendation of the Board	31
Fairness Opinion	31
Arrangement Agreement	32
Plan of Arrangement	33
DRS Advices Representing New Exchangeable Shares	35
Expenses of the Arrangement	35
Material Agreements	35

DISSENT RIGHTS	38

CERTAIN LEGAL AND REGULATORY MATTERS	41

Completion of the Arrangement	41
Timing	41
Shareholder Approval	41
Court Approval	41
Stock Exchange Listing	42
Canadian Securities Law Matters	42

(continued)

United States Securities Laws Matters	44

INFORMATION CONCERNING THE NEW CORPORATION	46

Corporate Structure	46
Description of the Business	47
Financial Information	47
Relationship with Brookfield Infrastructure	48
Relationship with Brookfield Group	48
Directors and Executive Officers	49
Share Capital	49
Description of New Exchangeable Shares	49
Description of New Class B Shares	53
Comparison of Rights of Holders of New Exchangeable Shares and Units	54
Prior Sales	54
Listing and Trading of New Exchangeable Shares	55
Board Committees	55
Auditors, Transfer Agent and Registrar	56

INFORMATION CONCERNING THE PARTNERSHIP	57

Summary Information	57
Description of Units	57
Documents Incorporated by Reference	57

INFORMATION CONCERNING OUR COMPANY	59

Summary Information	59
Relationship with Brookfield Infrastructure	59
Share Capital	59
Executive and Other Compensation	62
Documents Incorporated by Reference	62

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	64

Taxation of Holders Resident in Canada	65
Taxation of Holders Not Resident in Canada	69

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	72

Consequences to U.S. Holders	75
Consequences to Non-U.S. Holders	81
Information Reporting, Backup Withholding, and Other Reporting Requirements	83

RISK FACTORS	84

Risks Relating to the Arrangement	84
Risks Relating to the New Corporation	84
Risks Relating to the New Exchangeable Shares	85
Risks Relating to Taxation	85

GENERAL PROXY MATTERS	87

What if I plan to vote by proxy in advance of the Meeting?	87
Who is soliciting my proxy?	88
What happens if I sign the proxy sent to me?	88
Can I appoint someone other than the Management Representatives to vote my exchangeable shares?	88
How will my exchangeable shares be voted if I give my proxy?	89
What if amendments are made to these matters or if other matters are brought before the Meeting?	89
How do I contact the transfer agent?	89

ii

(continued)

If my exchangeable shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?	89

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	91

INTEREST OF EXPERTS	91

OTHER INFORMATION	92

CONSENTS	93

Consent of Torys LLP	93
Consent of RBC	93

DIRECTORS’ APPROVAL	94

GLOSSARY	95

Appendix A – Arrangement Resolution	A-1

Appendix B – Arrangement Agreement	B-1

Appendix C – Dissent Rights	C-1

Appendix D – Notice of Hearing of Petition	D-1

Appendix E – Interim Order	E-1

Appendix F – Fairness Opinion	F-1

Appendix G – Articles of the New Corporation	G-1

Appendix H – New Corporation Audited Financial Statements	H-1

Appendix I – New Corporation Unaudited Pro Forma Statements of Financial Position and Operating Results	I-1

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MANAGEMENT INFORMATION CIRCULAR

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of our company for use at the Meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting.

Information contained in this Circular is given as at October 23, 2024, except as otherwise noted. All dollar values ($) in this Circular are in U.S. dollars, except as otherwise noted. No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained, or incorporated by reference, in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

All capitalized terms used in this Circular, including the Appendices hereto, but not otherwise defined have the meanings set forth under “Glossary”. The terms “we”, “us”, “our” means Brookfield Infrastructure Corporation, together with all of its subsidiaries, and “we”, “us” and “our” will also refer, unless the context otherwise requires, to the New Corporation following completion of the Arrangement, and, unless otherwise noted or the context otherwise requires:

•	the term “Brookfield” means Brookfield Corporation;

•	the term “Brookfield Group” means Brookfield and its subsidiaries and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.;

•

the term “Brookfield Infrastructure” means the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company and New Corporation);

•

the term “Brookfield Infrastructure Holding Entities” means certain subsidiaries of Holding LP, including Canada Holdco, through which the partnership holds all of its interest in the Brookfield Infrastructure Operating Entities;

•

the term “Brookfield Infrastructure Operating Entities” means the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

•	the term “Canada Holdco” means Brookfield Infrastructure Holdings (Canada) Inc., an indirect subsidiary of the partnership;

•	the term “exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of our company, and “exchangeable share” means any one of them;

•	the term “Holding LP” means Brookfield Infrastructure L.P.;

•	the term “New Corporation” means 1505109 B.C. Ltd., who will issue the New Exchangeable Shares and be renamed “Brookfield Infrastructure Corporation” pursuant to the Arrangement;

•	the term “New Exchangeable Shares” means the class A exchangeable subordinate voting shares in the capital of the New Corporation, and “New Exchangeable Share” means any one of them;

•

the term “our company” means Brookfield Infrastructure Corporation, who is the current issuer of the exchangeable shares, and will be renamed “Brookfield Infrastructure Holdings Corporation” pursuant to the Arrangement;

•	the term “our group” means Brookfield Infrastructure and, depending on the context, our company and/or the New Corporation; and

•	words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the matters contained in this Circular.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement, the Fairness Opinion, the Interim Order and the terms of the exchangeable shares and New Exchangeable Shares are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of such documents. The Arrangement Agreement is available on our company’s SEDAR+ profile at www.sedarplus.ca and on our company’s EDGAR profile at www.sec.gov/edgar and copies of the Arrangement Agreement, the Interim Order, the Fairness Opinion and the articles of the New Corporation as Appendix B, Appendix E, Appendix F and Appendix G, respectively. You are urged to carefully read the full text of these documents.

This Circular includes market and industry data and other information that has been obtained from third party sources, including industry publications and other publicly available sources. Although our company believes such information to be reliable, our company has not independently verified any of the data or information included in this Circular that was obtained from third party or publicly available sources, nor has our company evaluated the underlying data or assumptions relied upon by such sources. References in this Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Circular.

NOTICE TO SHAREHOLDERS NOT RESIDENT IN CANADA

Our company and the New Corporation are corporations existing under the laws of British Columbia. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate laws and securities laws in Canada. Shareholders should be aware that the requirements applicable to our company under Canadian laws may differ from the requirements under corporate laws and securities laws relating to corporations in other jurisdictions.

This Circular has been prepared in accordance with the disclosure requirements in effect in Canada, which differ from the disclosure requirements in effect in any other jurisdiction. Shareholders who are foreign taxpayers should be aware that the Arrangement may have tax consequences both in Canada and such foreign jurisdiction. Except for certain Canadian and U.S. federal income tax consequences described in “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, the consequences for such Shareholders are not described in this Circular and such Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular.

This Circular and the transactions contemplated in connection with the Arrangement, including the securities to be issued pursuant to the Arrangement, have not been approved or disapproved by any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, nor has any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, passed upon the merits or fairness of such transactions or upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offence.

NOTICE TO U.S. SHAREHOLDERS

The New Exchangeable Shares issuable to Shareholders pursuant to the Arrangement have not been and will not be registered under the Securities Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. In addition, the securities to be issued pursuant to the Arrangement will be issued in compliance with or pursuant to an exemption from the registration or qualification requirements of the “blue sky” laws. See “Certain Legal and Regulatory Matters —United States Securities Laws Matters”.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the Exchange Act, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. The solicitation of proxies is being made by or on behalf of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations. Unless expressly noted, information concerning our company or the New Corporation and their respective current or expected businesses, properties and operations, as applicable, contained or incorporated herein by reference has been prepared in accordance with disclosure requirements applicable in Canada and such disclosure requirements may be materially different from those applicable in the United States.

The enforcement by Shareholders of civil liabilities under the securities laws of the United States, including the “blue sky” laws, may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that some or all of their officers and directors are residents of countries other than the United States, and that some or all of the experts named in this Circular may be residents of countries other than the United States. As a result, it may be difficult or impossible for Shareholders to effect service of process within the United States upon the parties to the Arrangement, their respective officers and directors or the experts named herein, or to realize against them upon judgments of United States courts predicated upon civil liabilities under the securities laws of the United States, including the “blue sky” laws. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States or any “blue sky” laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States or any “blue sky” laws.

Shareholders who are U.S. taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and in the United States which are not described fully herein. Shareholders are urged to consult their tax advisers regarding the U.S. federal and Canadian income tax consequences of the Arrangement. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders” for certain information concerning the tax consequences of the Arrangement for Shareholders who are U.S. taxpayers.

FORWARD LOOKING INFORMATION

This Circular and the documents incorporated by reference in this Circular contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws.

These forward-looking statements and information relate to, among other things, the proposed terms of, and matters relating to, the Arrangement, the Meeting and the expected timing thereof; the expected benefits of the Arrangement our company and to Shareholders and the anticipated effect of the completion of the Arrangement on our company and its future operations; the anticipated business strategies or further actions of each of our company and the New Corporation following completion of the Arrangement and their respective abilities to accomplish same; the Final Order; the various steps to be completed in connection with the Arrangement; certain anticipated Canadian and U.S. federal income tax consequences resulting from the completion of the Arrangement; the possible future declaration and payment of dividends by the partnership, our company and the New Corporation; certain fees and expenses expected to be incurred by our company in connection with the Arrangement; and expectations with respect to future general economic and market conditions., our group’s business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavour,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, including assumptions and expectations concerning the anticipated benefits of the Arrangement and receipt, in a timely manner of required shareholder and regulatory approvals in respect of the Arrangement, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information in this Circular and the documents incorporated by reference in this Circular.

Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements and information in this Circular and the documents incorporated by reference in this Circular include, without limitation: general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our group, the fact that success of our group is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our group, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in this Circular, including the documents incorporated by reference herein and therein, including under Item 3.D. “Risk Factors” in our company’s Annual Report and other risks and factors that are described therein and in our company’s Q2 2024 MD&A and the partnership’s Q2 2024 MD&A.

There are also risks inherent in the nature of the Arrangement, including (i) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required shareholder approvals and the Court and other conditions of closing necessary to complete the Arrangement, or for other reasons; (ii) risks related to tax matters; (iii) the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, and (iv) the delay in or increase in the cost of completing the Arrangement. The anticipated timeline for completion of the Arrangement may change for a number of reasons, including the inability to obtain the approval of the Court, any other required approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in or incorporated by reference into this Circular.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information to make decisions with respect to the Arrangement and an investment in the exchangeable shares or New Exchangeable Shares, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Further information regarding these and other risk factors is included in our company’s public filings with provincial and territorial securities regulatory authorities (including our company’s annual report) and can be found on our company’s SEDAR+ profile at www.sedarplus.ca and on our company’s EDGAR profile at www.sec.gov/edgar. Additional risks and uncertainties regarding the Arrangement are discussed under the “Risk Factors” section of this Circular. We disclaim any obligation to update or revise publicly any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise, except as required by applicable law.

PRESENTATION OF FINANCIAL INFORMATION

Currency

The financial statements and other financial information contained in this Circular, or incorporated herein by reference, is presented in United States dollars. In this Circular, all references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Financial Information

The financial information of the New Corporation contained in this Circular, unless otherwise indicated, has been prepared in accordance with IFRS.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

The following questions and answers address briefly certain questions you may have regarding the Arrangement and the Meeting. These questions and answers may not address all questions that may be important to you as a holder of exchangeable shares and these questions and answers should be read together with the more detailed information and financial data and statements contained elsewhere in this circular. See “Glossary” for the definitions of the various defined terms used throughout this circular.

Questions	Answers

The Arrangement

Why have I received this package of information?

On October 9, 2024, our company entered into the Arrangement Agreement with the New Corporation, the partnership and Brookfield Corporation pursuant to which, among other things, the parties agreed to implement the Arrangement. The Arrangement is subject to, among other things, obtaining the approval of Shareholders.

As a Shareholder of record as of the close of business on the Record Date, you are entitled to receive notice of and vote at the Meeting or any adjournment or postponement, even if you have since that date disposed of your exchangeable shares. We are soliciting your proxy, or vote, and providing this Circular in connection with such solicitation.

Why is our company undertaking the Arrangement?

Our company was created by the partnership in 2020 to provide three key benefits – and as shareholders in our company today, your approval of the Arrangement will allow the partnership to continue to offer these benefits:

•  Preserve our corporate structure and maintain a differentiated investor base by continuing to provide investors with an opportunity to gain access to the partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure.

•  Maintain our company’s inclusion in several large global indices and exchange traded funds.

•  Continue to offer a simplified and straightforward tax reporting framework and provide certain investors with a higher after-tax yield.

The creation of our company in 2020 was successful in achieving these objectives. Since the initial listing of our company, the market capitalization of Brookfield Infrastructure has grown from $17 billion to $29 billion and the average daily trading volume has doubled. Our investor base has tripled in size and is more diverse, with U.S. and non-Canadian investors now representing over 55% of our investor base.

Our company currently qualifies as a “mutual fund corporation” as defined in the Tax Act, which provides investors with access to our portfolio with minimal added organizational costs or burden. On April 16, 2024, the Canadian federal government in the 2024 Canadian federal budget announced Proposed Amendments to the tax rules relating to mutual fund corporations which, if enacted as currently proposed, were expected to result in additional costs to our company commencing in 2025. The Arrangement has been proposed to preserve the benefits of our corporate structure while complying with the policy concerns targeted in the 2024 Canadian federal budget.

Questions	Answers

See “The Arrangement—Background to the Arrangement” and “The Arrangement—Reasons for the Arrangement”. For additional information regarding Brookfield Infrastructure, see “Information Concerning the Partnership”.

What am I being asked to vote on at the Meeting?

At the Meeting, you are asked to consider and, if thought advisable, pass the Arrangement Resolution approving the Arrangement. If Shareholders approve the Arrangement, and subject to satisfaction of certain other customary conditions, our company will implement the Arrangement, pursuant to which, among other things:

•  Shareholders (other than the Brookfield Group) will receive from the New Corporation one (1) New Exchangeable Share for each exchangeable share held as of the Effective Date.

•  The Brookfield Group will receive one class A.2 exchangeable share of our company for each exchangeable share held as of the Effective Date.

•  The New Corporation will be renamed “Brookfield Infrastructure Corporation”, and our company will be renamed “Brookfield Infrastructure Holdings Corporation”.

•  Subject to TSX and NYSE approval, the New Exchangeable Shares will be listed on the TSX and NYSE and trade under the same “BIPC” symbol. Our company will be delisted and cease to be a reporting issuer.

See “The Arrangement—Details of the Arrangement” for additional information on the proposed terms of the Arrangement.

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

Following the Arrangement, the New Corporation will be a subsidiary of the partnership and will hold 50% of the voting rights in our company, with the remainder being held indirectly by the partnership. Our company will continue to be a subsidiary of the partnership.

See “Information Concerning the New Corporation”.

How does the Board recommend I vote on the Arrangement Resolution?

The Nominating and Governance Committee, which consists of independent directors, has assessed the terms of the Arrangement. The Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the Nominating and Governance Committee, unanimously determined that the Arrangement is in the best interests of our company and resolved to approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution.

In making its determination, the Board considered, among other factors, the fairness opinion of RBC to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable

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shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders.

Why should I vote FOR the Arrangement Resolution?

The Nominating and Governance Committee and the Board carefully evaluated the Arrangement and believe that the Arrangement is in the best interests of our company. In the course of its evaluation, the Board considered, among other things, the following factors:

•  The New Corporation will continue to satisfy the objectives described above, including providing investors with a tax reporting framework that may be favored by investors in certain jurisdictions over the tax reporting framework provided for an investment in the partnership, and being eligible for inclusion in several indices.

•  The New Exchangeable Shares will have substantially the same terms as our exchangeable shares and RBC has provided the Fairness Opinion to the Board to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

•  The exchange of our exchangeable shares for New Exchangeable Shares through the Arrangement generally is expected to be tax-deferred for the vast majority of Shareholders, including U.S. and Canadian Shareholders. The Arrangement may also be tax-deferred for certain non-U.S. and non-Canadian Shareholders.

•  The Arrangement will have no impact on the consolidated financial position of the partnership, with our company remaining an indirect subsidiary of the partnership. In addition, the New Corporation will also consolidate our company, so shareholders of the New Corporation will continue to receive financial statements that reflect the results of operation and financial position of our company.

•  The Arrangement is being effected in a manner that we expect will not result in any adverse impact on Brookfield Infrastructure’s credit rating or its preferred unitholders or debtholders.

See “The Arrangement—Background to the Arrangement” and “The Arrangement —Reasons for the Arrangement”.

How many New Exchangeable Shares will I receive?

Pursuant to the Arrangement, each Shareholder (other than Brookfield Group) will be entitled to receive one (1) New Exchangeable Share for each exchangeable share of our company held as at the Effective Date.

Based on the approximately 132 million exchangeable shares of our company outstanding as at October 15, 2024, we expect there will be approximately 119 million New Exchangeable Shares outstanding upon completion of the Arrangement. In addition, approximately 13 million class A.2 exchangeable shares of our company will be held by the Brookfield Group, which will be exchangeable for New Exchangeable Shares or units on a one for one basis. For additional information on the Arrangement, see “The Arrangement—Details of the Arrangement”.

Questions	Answers

Am I entitled to Dissent Rights?

Yes, if you are a Registered Shareholder. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their exchangeable shares determined as of the close of business on the day before the day on which the Final Order was granted. This amount could be the same as, more than or less than the consideration payable under the Arrangement or the trading price of the exchangeable shares on the TSX or the NYSE on such date.

Any Registered Shareholders who have duly exercised their Dissent Rights and, following the dissent process under the BCBCA, are ultimately entitled to be paid fair value for their exchangeable shares, will instead be entitled to the fair value of such exchangeable shares and will not receive New Exchangeable Shares. See “Dissent Rights”.

It is a condition precedent to the completion of the Arrangement that Shareholders holding not greater than 5% of all outstanding exchangeable shares validly exercise their Dissent Rights.

If the Arrangement is completed, what do I need to do with my exchangeable shares to receive New Exchangeable Shares?

If all conditions are met, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024.

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

In the event you require an updated DRS advice representing the New Exchangeable Shares, you can request a copy from Computershare at: www.computershare.com/service or by email to: service@computershare.com or by phone via Direct dial outside North America at 514-982-7555 or within Canada and the United States toll free at 1-800-564-6253.

If I am a holder of units, what do I have to do to participate in the Arrangement?	Unitholders are not impacted by the Arrangement and no vote of the partnership’s unitholders will be required for the Arrangement to be completed.

The New Corporation and New Exchangeable Shares following the Arrangement

How do the New Exchangeable Shares compare to the exchangeable shares of our company?

The terms of the New Exchangeable Shares are substantially the same as the terms of the exchangeable shares of our company.

See “Information Concerning the New Corporation—Description of New Exchangeable Shares”.

How will the New Corporation’s performance track to the partnership’s performance?

Similar to the existing exchangeable shares, each New Exchangeable Share has been structured with the intention of providing an economic return equivalent to one unit. We therefore expect that the market price of the New Exchangeable Shares will be significantly impacted by the combined business performance of our group as a whole and the market price of the units. Following the Arrangement, it is expected that dividends on the New Exchangeable Shares will be declared and paid at the same time and in the same amount as distributions declared and paid on the units to provide

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holders of the New Exchangeable Shares with an economic return equivalent to holders of units.

Each New Exchangeable Share will be exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). The partnership may elect to satisfy our exchange obligation by acquiring such tendered New Exchangeable Shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the partnership). See “Information Concerning the New Corporation—Description of New Exchangeable Shares—Exchange by Holder—Adjustments to Reflect Certain Capital Events” for a description of such capital events. New Corporation and the partnership currently intend to satisfy any exchange requests on the New Exchangeable Shares through the delivery of units rather than cash.

Do you intend to pay dividends on the New Exchangeable Shares?

Yes. Following completion of the Arrangement, the board of directors of New Corporation may declare dividends at its discretion. Similar to the exchangeable shares, each New Exchangeable Share has been structured with the intention of providing an economic return equivalent to one unit and it is expected that dividends on the New Exchangeable Shares will be declared and paid at the same time and in the same amount as distributions declared and paid on units. We anticipate that the last dividend on the exchangeable shares will be declared in November of 2024 and paid after the Effective Date. We expect to commence paying dividends on the New Exchangeable Shares on the first distribution payment date for the units occurring after the Effective Date.

The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and it has set its target payout ratio at 60-70% of Brookfield Infrastructure’s FFO.

See also “Information Concerning the New Corporation—Description of New Exchangeable Shares—Dividends”.

Will there be any significant shareholders of the New Corporation after the Arrangement?

Yes. Like our company today, Brookfield Infrastructure will hold all of the New Class B Shares, thereby giving Brookfield Infrastructure a 75% voting interest and a right to all of the residual value in the New Corporation after payment in full of the amount due to holders of New Exchangeable Shares. In addition, the Brookfield Group will, directly and indirectly, hold approximately 13 million class A.2 exchangeable shares of our company (as renamed to Brookfield Infrastructure Holdings Corporation) which will be exchangeable for New Exchangeable Shares (subject to the ownership cap that limits the exchange by the Brookfield Group of class A.2 exchangeable shares such that exchanges by the Brookfield Group may not result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of New Corporation) or units. See “The Arrangement—Background to the Arrangement”, “The Arrangement—Reasons for the Arrangement” and “Information Concerning our Company—Share Capital”.

What will the New Corporation’s relationship with

After the completion of the Arrangement, our group will be comprised of Brookfield Infrastructure, the New Corporation and our company (as renamed to Brookfield Infrastructure Holdings Corporation). Our group will continue to serve as a primary

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Brookfield Infrastructure be after the Arrangement?

vehicle through which Brookfield makes future infrastructure-related acquisitions that are suitable for our strategy and objectives. We do not expect there to be a substantive change to the business of our group in connection with the Arrangement. After the Arrangement:

•  The partnership will hold a 75% voting interest in the New Corporation through its holding of New Class B Shares, which will also entitle the partnership to all of the residual value in the New Corporation after payment in full of the amount due to holders of New Exchangeable Shares. The partnership’s ownership of New Class B Shares will entitle it to receive dividends as and when declared by the board of directors of New Corporation, subject to the holders of the New Exchangeable Shares receiving the dividends to which they are entitled, but it is not expected that meaningful dividends will be paid on the New Class B Shares in the ordinary course.

•  The New Corporation will enter into two deposit agreements with one or more subsidiaries of the partnership, one as depositor/lender and one as depositee/borrower. Each deposit agreement will contemplate potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the New Corporation, as borrower, will enter into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco will establish a revolving credit facility in the aggregate principal amount of $150,000,000 in favour of the New Corporation. The credit agreement will provide for borrowings in Canadian dollars based on prime or the Canadian Overnight Repo Rate Average (“CORRA”), and U.S. dollars based on U.S. base rate and the Secured Overnight Financing Rate (“SOFR”). The credit agreement will have a five-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.

•  The New Corporation will enter into an option agreement with Canada Holdco pursuant to which the New Corporation will have the option to purchase all or any portion of the class B shares or class C shares held by Canada Holdco. The purchase price payable by the New Corporation to Canada Holdco in respect of any class B share or class C share purchased by the New Corporation will be the fair market value of such class B share or class C share, as applicable. The New Corporation may satisfy the purchase price payable to Canada Holdco by issuing such number of New Class B Shares to Canada Holdco with an aggregate fair market value equal to the purchase price.

Who will be on the board of directors of the New Corporation?

After completion of the Arrangement, the board of directors of New Corporation will initially be identical to the board of directors of our company as of the date of this Circular and will mirror the board of directors of the general partner of the partnership, except that there will be one additional non-overlapping board member to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen currently serves as the non-overlapping member of the Board. Mr. Mullen has served on the Board since May 2021.

Questions	Answers

Where will I be able to trade the New Exchangeable Shares?

It is expected that the New Exchangeable Shares will commence trading shortly after the completion of the Arrangement under the symbol “BIPC”.

There is currently no public trading market for the New Exchangeable Shares. However, we have applied to have the New Exchangeable Shares listed on the NYSE and the TSX under the symbol “BIPC”. The TSX has conditionally approved the listing of the New Exchangeable Shares. Listing on the NYSE is subject to New Corporation fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to New Corporation fulfilling all of the requirements of the TSX on or before the first trading day of the New Exchangeable Shares.

How do I exchange the New Exchangeable Shares I will receive into units?

As with the existing exchangeable shares, you will be entitled to exchange your New Exchangeable Shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of New Corporation) at any time. The partnership may elect to satisfy our exchange obligation by acquiring such tendered New Exchangeable Shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the partnership). New Corporation and the partnership currently intend to satisfy any exchange requests through the delivery of units rather than cash. For additional information, see “Information Concerning the New Corporation—Description of New Exchangeable Shares” and “—Exchange by Holder—Adjustments to Reflect Certain Capital Events” and “The Arrangement—Material Agreements—New Rights Agreement”. However, factors that the partnership and New Corporation may consider when determining whether to satisfy any exchange request for cash rather than units include, without limitation, compliance with applicable securities laws, changes in law, the partnership’s and New Corporation’s respective available consolidated liquidity, and any tax consequences to the partnership or New Corporation or to a holder as a result of delivery of units.

If you hold your New Exchangeable Shares through a broker, please contact your broker to request an exchange. If you are a registered holder and hold your New Exchangeable Shares in certificated form or in an account directly with the transfer agent, Computershare Trust Company of Canada, please contact the transfer agent to request an exchange. See “Information Concerning the New Corporation—Description of Exchangeable Shares—Exchange by Holder”.

An exchange of New Exchangeable Shares for an equivalent number of units or its cash equivalent may have tax consequences. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

How will owning a New Exchangeable Share be different from owning a unit?

As with the existing exchangeable shares, each New Exchangeable Share will be structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit. See “Information Concerning the New Corporation—Description of New Exchangeable Shares—Exchange by Holder— Adjustments to Reflect Certain Capital Events”. New Corporation and the partnership currently intend that the New Corporation will satisfy any exchange requests on the New Exchangeable Shares through the delivery of units rather than cash. However, there are certain material differences between the rights of holders of

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New Exchangeable Shares and holders of the units under the governing documents of New Corporation and the partnership and applicable law, such as the right of holders of New Exchangeable Shares to request an exchange of their New Exchangeable Shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of our group) and the redemption right of New Corporation. These material differences are described in the section entitled “Comparison of Rights of Holders of New Exchangeable Shares and the Partnership’s Units”.

Will units be exchangeable for New Exchangeable Shares?	No, units will not be exchangeable on their terms for New Exchangeable Shares.

Are there risks associated with owning the New Exchangeable Shares or units?

Yes, like our company, the ownership of New Exchangeable Shares is subject to both general and specific risks and uncertainties. Owning units of the partnership is also subject to risks. For a discussion of factors you should consider in deciding whether to vote in favour of the Arrangement Resolution and hold New Exchangeable Shares, please see “Risk Factors”.

Our company following the Arrangement

Who will be the shareholders of our company after completion of the Arrangement?

Following the Effective Time, the exchangeable shares will be delisted from the TSX and NYSE and we will apply for our company to cease to be a reporting issuer. Our company will also change its name to Brookfield Infrastructure Holdings Corporation. The share capital of our company (as renamed to Brookfield Infrastructure Holdings Corporation) following the Effective Time will be as set out below.

The existing exchangeable shares will be replaced with class A.1 exchangeable shares and class A.2 exchangeable shares with the following terms:

•  The class A.1 exchangeable shares of our company will be held by the New Corporation and will be exchangeable on a one for one basis for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). This exchange right may be used by the New Corporation to obtain units necessary, from time to time, to satisfy exchanges of the New Exchangeable Shares. The class A.1 exchangeable shares will carry one vote per class A.1 exchangeable share, and holders of the class A.1 exchangeable shares will be entitled to an aggregate 25% voting interest in our company.

•  The class A.2 exchangeable shares of our company will be held by the Brookfield Group, will be non-voting and will be exchangeable on a one for one basis for one New Exchangeable Share or one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). The Brookfield Group will not be permitted to receive in exchange for class A.2 exchangeable shares, and our company will not deliver, a number of New Exchangeable Shares that would result in the Brookfield Group, after giving effect to the exchange, directly or indirectly, beneficially owning, controlling or holding shares representing 9.5% or more of the aggregate fair market value of all issued and outstanding shares of the New

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Corporation. For clarity, this ownership cap does not apply to exchanges of class A.2 exchangeable shares for units.

•  Dividends on the class A.1 exchangeable shares will be paid pari passu with the dividends on the class A.2 exchangeable shares and prior to and in preference to the dividends on the class C shares.

•  Subject to applicable law, dividends on the class A.1 exchangeable shares and class A.2 exchangeable shares will be declared in the same amount per share and will be paid contemporaneously with distributions on a unit. In addition, at any time that there are no unpaid dividends in respect of either the class A.1 exchangeable shares or class A.2 exchangeable shares, additional dividends may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the board of directors of the New Corporation (“Additional Dividends”). It is expected that Additional Dividends may be declared from time to time in order to fund expenses of the New Corporation.

The terms of the class B shares and class C shares of our company will remain substantially unchanged, including that holders of the class B shares will continue to hold an aggregate 75% voting interest in our company and class C shares are non-voting.

The partnership will hold a 50% voting interest in our company through its indirect holding of 66 2/3% of our company’s class B shares. The New Corporation will hold the other 50% of the voting rights in our company through holding (i) 33 1/3% of the class B shares and (ii) all the class A.1 exchangeable shares.

See “The Arrangement—Background to the Arrangement”, “The Arrangement— Reasons for the Arrangement”, “Information Concerning our Company—Share Capital”, “Information Concerning the New Corporation—Corporate Structure”.

What will our company’s relationship with Brookfield be after the Arrangement?

Our relationship with Brookfield will be substantially the same as our company’s existing relationship with Brookfield. After the Arrangement:

•  The Service Providers, who are subsidiaries of Brookfield, will continue to provide management and administrative services to us, and the New Corporation, pursuant to the Master Services Agreement in exchange for a base management fee and incentive distributions. The Master Services Agreement will continue in perpetuity until terminated in accordance with its terms. For additional information, see Item 7.B “Related Party Transactions—Relationship with Brookfield—Master Services Agreement” in our company’s Annual Report.

•  The Brookfield Group will retain its interest in our company, receiving a non-voting exchangeable interest in our company (through class A.2 exchangeable shares) that will be exchangeable for New Exchangeable Shares (subject to the ownership cap that limits the exchange by the Brookfield Group of class A.2 exchangeable shares such that exchanges by the Brookfield Group may not result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of New Corporation) or units.

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What will our company’s relationship with Brookfield Infrastructure be after the Arrangement?

Our company will continue to hold its existing operations, and will retain its existing relationship and other agreements with Brookfield Infrastructure, including:

•  The partnership will hold a 50% voting interest in our company through its indirect holding of 66 2/3 % of our class B shares and all of the class C shares. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.

•  Brookfield Infrastructure will continue to provide our company with an equity commitment in the amount of $1 billion. In addition, our company will retain its two existing credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving credit facility (expiring on March 30, 2030) to facilitate the movement of cash within our group. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

What will our company’s relationship with the New Corporation be after the Arrangement?

The New Corporation will hold 50% of the voting rights in our company through holding (i) 33 1/3% of the class B shares and (ii) all the class A.1 exchangeable shares.

The New Corporation, our company and the partnership will enter into a pairing agreement pursuant to which the parties will agree that New Corporation will at all times hold such number of class A.1 exchangeable shares equal to the number of New Exchangeable Shares that are outstanding in order to support the duties and obligations of New Corporation to holders of New Exchangeable Shares. In connection therewith, the pairing agreement will provide, amongst other things, and unless otherwise agreed at such time, that (i) if and to the extent New Corporation raises funds from time to time by way of issuance of New Exchangeable Shares for cash, New Corporation will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent the New Corporation from time to time repurchases any New Exchangeable Shares, our company shall redeem (or otherwise repurchase from the New Corporation) an equivalent number of class A.1 exchangeable shares; (iii) our company will not, unless substantially concurrent with the redemption of New Exchangeable Shares by the New Corporation, redeem any class A.1 exchangeable shares held by the New Corporation; (iv) if and to the extent any holders of New Exchangeable Shares from time to time exercise their exchange right in respect of such New Exchangeable Shares, and in connection therewith the partnership does not exercise its overriding call right to acquire such New Exchangeable Shares, the New Corporation will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by the New Corporation; (v) the New Corporation will not exercise the exchange right in respect of any class A.1 exchangeable shares held by the New Corporation except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for New Exchangeable Shares, our company will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.

Why is the Brookfield Group not receiving New Exchangeable	The Brookfield Group is not receiving New Exchangeable Shares pursuant to the Arrangement so that New Corporation may qualify as a “mutual fund corporation”

Questions	Answers

Shares pursuant to the Arrangement?

as defined in the Tax Act having regard to the proposals in the 2024 Canadian federal budget.

Instead, the exchangeable shares held by the Brookfield Group will be exchanged for class A.2 exchangeable shares which, similar to the New Exchangeable Shares, will be structured with the intention of providing an economic return equivalent to units. The class A.2 exchangeable shares will be exchangeable for New Exchangeable Shares or units or its cash equivalent, subject to an ownership cap that limits the exchange by the Brookfield Group of class A.2 exchangeable shares such that exchanges by the Brookfield Group may not result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of New Corporation. For clarity, this ownership cap does not apply to exchanges of class A.2 exchangeable shares for units.

The Meeting and Voting

When and where is the Meeting?

The Meeting will be held on December 3, 2024 at 8:00 a.m. (Toronto time).

The Meeting will be held in a virtual meeting only format. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person.

You can attend and vote at the Meeting by visiting https://meetings.lumiconnect.com/400-285-452-426 and entering your user name or control number and password “brookfield2024” (case sensitive). See “The Meeting”.

What approvals are required of shareholders at the Meeting?

At the Meeting, shareholders of our company will be asked to pass the Arrangement Resolution approving the Arrangement. To become effective, the Arrangement Resolution must be approved by (i) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares and holders of class B shares of our company, voting together; (ii) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares, voting separately as a class; and (iii) not less than 66 2/3 % of the votes cast at the Meeting by holders of class B shares, voting separately as a class.

What other approvals are required for the Arrangement to become effective?

The Arrangement is also subject to the satisfaction of certain other conditions, including the receipt of the Final Order, the TSX Approvals, the NYSE Approvals and other applicable approvals and the effectiveness of the Exchange Form F-3. The Arrangement is also subject to the satisfaction or waiver of other customary conditions. For more information, see “Certain Legal and Regulatory Matters”.

Who is eligible to vote?

If you held exchangeable shares on the close of business on the Record Date, you will be entitled to receive notice of and vote at the Meeting or any adjournment or postponement, even if you have since that date disposed of your exchangeable shares.

How do I vote?	Shareholders can vote in one of two ways, as follows: • by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the Meeting; or

Questions	Answers

• during the Meeting by online ballot through the live webcast platform.

What if I plan to attend the Meeting and vote by online ballot?

If you are a Registered Shareholder or a duly appointed proxyholder, you can attend and vote during the Meeting by completing an online ballot through the live webcast platform. Guests (including Non-Registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting. Guests will be able to listen to the Meeting but will not be able to ask questions or vote during the Meeting. See “The Meeting” and “General Proxy Matters”.

When is the proxy cut-off?

Registered Shareholders must submit their proxy prior to 5:00 pm Toronto time on November 29, 2024. Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “The Meeting” and “General Proxy Matters”.

Can I appoint someone else to vote my proxy?

Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a Non-Registered Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BIPC no later than 5:00 p.m. Toronto time on November 29, 2024.

Can I change or revoke my proxy after I have submitted it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of our company at the address below no later than 5:00 p.m. Toronto time on November 29, 2024, or, in the event the Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the Meeting. Voting on any online ballot will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Infrastructure Corporation c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the Meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form. See “The Meeting” and “General Proxy Matters”.

Questions	Answers

What will happen if the Arrangement is not approved or completed?

If the Arrangement is not approved or completed for any reason, the Arrangement Agreement will be terminated. In this scenario, we expect that our company will continue to operate in the ordinary course. For more information, see “Risk Factors —Risks Relating to the Arrangement”.

Tax Matters

Is the Arrangement taxable for Canadian federal income tax purposes?

In general, subject to the conditions and limitations set forth below under the heading “Certain Canadian Federal Income Tax Considerations”, the Arrangement should generally be tax deferred for Canadian federal income tax purposes.

Non-Canadian Shareholders generally will not be subject to Canadian income tax on any gain realized upon the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement.

See “Certain Canadian Federal Income Tax Considerations”.

How will dividends on the New Exchangeable Shares be taxed for Canadian federal income tax purposes?

Taxable dividends received on the New Exchangeable Shares by Canadian resident Shareholders are generally expected, like our company, to qualify as eligible dividends for Canadian tax purposes. Shareholders not resident in Canada will generally be subject to 25% Canadian withholding tax (subject to reduction under an applicable tax treaty).

Is the Arrangement taxable for United States federal income tax purposes?

For U.S. federal income tax purposes, the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement, taken together with certain related transfers, is expected to qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), generally with no gain or loss recognition to U.S. Holders (as defined below). Non-U.S. Holders (as defined below) generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement. For a more complete discussion of the U.S. federal income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations” below. The U.S. federal income tax consequences of the Arrangement are complex, and Shareholders are urged to consult their tax advisers regarding the foregoing considerations in light of their particular circumstances.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by reference to the more detailed information and financial data and statements contained in or referred to elsewhere in this Circular, including the Appendices and documents that are incorporated by reference herein. The capitalized terms used in this Circular are defined in the “Glossary” starting on page 95 of this Circular.

The Meeting

Our company has called the Meeting to consider, and if thought advisable, pass the Arrangement Resolution, as set forth in Appendix A “Arrangement Resolution”. The Meeting will be held in a virtual meeting format only on December 3, 2024 at 8:00 a.m. Toronto time, via live audio and video webcast available online at https://meetings.lumiconnect.com/400-285-452-426 (Meeting ID: 400-285-452-426; Password: “brookfield2024” (case sensitive)). The Meeting will be broadcast live by audio webcast.

Each registered holder of exchangeable shares or class B shares as at the close of business on October 21, 2024 is entitled to receive notice of and to vote at the Meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the Meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of our company, but are not entitled to vote at any such meetings.

See “General Proxy Matters”.

The Arrangement

On October 9, 2024, our company, the New Corporation, the partnership and Brookfield Corporation executed and delivered the Arrangement Agreement and our company and the partnership publicly announced its intention to proceed with the Arrangement.

If the Arrangement is completed, pursuant to the Plan of Arrangement, (i) Shareholders (other than the Brookfield Group) will receive from the New Corporation one (1) New Exchangeable Share for each exchangeable share held as of the Effective Date; (ii) the articles of our company will be amended to create the class A.1 exchangeable shares and the class A.2 exchangeable shares; (iii) the New Corporation will transfer the exchangeable shares received from Shareholders (other than the Brookfield Group) to our company in exchange for class A.1 exchangeable shares and the Brookfield Group will transfer its exchangeable shares to our company in exchange for class A.2 exchangeable shares, in each case on a one (1) for one (1) basis; (iv) the New Corporation will acquire 33 1/3% of the class B shares of our company from Canada Holdco; and (v) the New Corporation will be renamed “Brookfield Infrastructure Corporation”, and our company will be renamed “Brookfield Infrastructure Holdings Corporation”.

Subject to TSX and NYSE approval, the New Exchangeable Shares will be listed on the TSX and NYSE and trade under the same “BIPC” symbol. Our company will be delisted and cease to be a reporting issuer.

See “The Arrangement—Arrangement Agreement”.

Reasons for the Arrangement

The Nominating and Governance Committee and the Board carefully evaluated the Arrangement and believe that the Arrangement is in the best interests of our company, and the Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, has unanimously recommended that Shareholders vote in favour of the Arrangement Resolution. In the course of its evaluation, the Nominating and Governance Committee and the Board considered, among other things, the following factors:

•

Corporate Structure. The New Corporation will continue to satisfy our objectives when initially forming our company in 2020, including (i) preserving our corporate structure and maintaining a differentiated investor base by continuing to provide investors with an opportunity to gain access to the partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure; (ii) maintaining our company’s inclusion in several large global indices and exchange traded funds; and (iii) continuing to offer a simplified and straightforward tax reporting framework and providing certain investors with a higher after-tax yield. Public holders of exchangeable shares will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in our company today.

•

Fairness Opinion. RBC has provided the Fairness Opinion to the effect that, as of October 9, 2024, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of the exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

•

Tax-Deferral. The exchange of our exchangeable shares for New Exchangeable Shares through the Arrangement generally is expected to be tax-deferred for the vast majority of Shareholders, including U.S. and Canadian Shareholders. The Arrangement may also be tax-deferred for certain non-U.S. and non-Canadian Shareholders.

•

Financial Reporting. The Arrangement will have no impact on the consolidated financial position of the partnership, with our company remaining an indirect subsidiary of the partnership. In addition, the New Corporation will also consolidate our company, so shareholders of the New Corporation will continue to receive financial statements that reflect the results of operation and financial position of our company.

•	Mutual Fund Corporations. The Arrangement will preserve the benefits of our corporate structure while complying with the policy concerns targeted in the 2024 Canadian federal budget.

•

Shareholder and Court Approval. The procedures by which the Arrangement will be approved, including both shareholder approval and approval of the Court, offers substantial protection to shareholders. See “Certain Legal and Regulatory Matters—Completion of the Arrangement”.

•

Brookfield Group. The Brookfield Group will retain its interest in our company in the form of non-voting class A.2 exchangeable shares that will be exchangeable for New Exchangeable Shares (subject to a 9.5% ownership limit at the New Corporation) or units.

•

Credit Rating. The Arrangement is being effected in a manner that we expect will not result in any adverse impact on Brookfield Infrastructure’s credit rating or its preferred unitholders or debtholders.

The foregoing summary of factors considered by the Nominating and Governance Committee and the Board is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Arrangement to shareholders and given the variety and complexity of factors considered, the Nominating and Governance Committee and the Board did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out in this Circular, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our company.

See “The Arrangement—Background to the Arrangement”, “The Arrangement—Reasons for the Arrangement”, “The Arrangement—Arrangement Agreement”, and “The Arrangement—Plan of Arrangement”.

Recommendation of the Nominating and Governance Committee

The Nominating and Governance Committee, which consists of independent directors, has assessed the terms of the Arrangement. The Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

Recommendation of the Board

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the Nominating and Governance Committee, unanimously determined that the Arrangement is in the best interests of our company and resolved to approve the Arrangement.

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Fairness Opinion

The Nominating and Governance Committee and the Board obtained an opinion from RBC that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders.

DRS Advices Representing New Exchangeable Shares

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

In the event you require an updated DRS advice representing the New Exchangeable Shares, you can request a copy from Computershare at: www.computershare.com/service or by email to: service@computershare.com or by phone via Direct dial outside North America at 514-982-7555 or within Canada and the United States toll free via 1-800-564-6253.

Stock Exchange Listing

It is expected that the New Exchangeable Shares will commence trading shortly after the completion of the Arrangement under the symbol “BIPC”.

There is currently no public trading market for the New Exchangeable Shares. However, we have applied to have the New Exchangeable Shares listed on the NYSE and the TSX under the symbol “BIPC”. The TSX has conditionally approved the listing of the New Exchangeable Shares. Listing on the NYSE is subject to New Corporation fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to New Corporation fulfilling all of the requirements of the TSX on or before the first trading day of the New Exchangeable Shares.

Completion of the Arrangement

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including receipt of: (i) the required shareholder approval of the Arrangement Resolution; (ii) the Final Order; (iii) the TSX Approvals, the NYSE Approvals and other applicable approvals; and (iv) effectiveness of the Exchange Form F-3.

The Arrangement Agreement provides for the Arrangement Records to be filed with the registrar after the Final Order has been granted time at any time as our company deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. Subject to satisfaction or waiver of conditions precedent to the Arrangement Agreement in accordance with the Arrangement Agreement, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024.

See “Certain Legal and Regulatory Matters—Completion of the Arrangement”.

Shareholder Approval

To become effective, the Arrangement Resolution must be approved by: (i) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares and holders of class B shares of our company, voting together; (ii) not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares, voting separately as a class; and (iii) not less than 66 2/3 % of the votes cast at the Meeting by holders of class B shares, voting separately as a class.

See “Certain Legal and Regulatory Matters—Shareholder Approval” and “Certain Legal and Regulatory Matters— Canadian Securities Law Matters—MI 61-101”.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, our company obtained the Interim Order, which provides for, among other things, the calling and holding of the Meeting.

It is expected that shortly after the Meeting, subject to the approval of the Arrangement Resolution by holders of exchangeable shares and class B shares at the Meeting, an application will be made for the Court’s final approval of the Arrangement. At the hearing for the Final Order, the Court will determine whether to approve the Arrangement. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Subject to the approval of the Arrangement Resolution by holders of the exchangeable shares and class B shares at the Meeting, our company will announce by news release the time and place of the hearing for the Final Order.

Any shareholders or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order must file and serve a notice of appearance no later than 4:00 p.m. (Vancouver time) on December 4, 2024, in the form prescribed by the Supreme Court Civil Rules, with the Court, and deliver a copy of the filed response together with a copy of all materials on which such shareholder or other interested party intends to rely at the hearing of the petition, including an outline of such person’s proposed submission, to Brookfield Infrastructure Corporation c/o Torys LLP, 79 Wellington Street West, Toronto, Ontario, M5K 1N2 Attn: Andrew Gray.

See “Certain Legal and Regulatory Matters—Court Approval” and a copy of the Interim Order attached as Appendix E. The Interim Order sets out how shareholders and other interested parties may participate in the hearing for the Final Order, which has been set for December 9, 2024.

Dissent Rights

Registered Shareholders have dissent rights as to the Arrangement Resolution.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights under Section 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order. Each Dissenting Shareholder is entitled to be paid the fair value (as set out in Section 4.1 of the Plan of Arrangement) of the holder’s exchangeable shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A Non-Registered Shareholder who wishes to dissent with respect to its exchangeable shares should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder such as an Intermediary who holds exchangeable shares as nominee for Non-Registered Shareholders, some of whom wish to dissent, shall exercise Dissent Rights on behalf of such Non-Registered Shareholders with respect to the exchangeable shares held for such Non-Registered Shareholders.

See “Dissent Rights”.

Canadian Securities Law Matters

The partnership and our company have been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for (i) related party transactions (as defined in MI 61-101) of the partnership with our company or our company’s subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of our company with the partnership or the partnership’s subsidiary entities, in each case subject to certain conditions.

The partnership and our company have also been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for related party transactions of our company with persons other than the partnership or subsidiary entities of the partnership, provided that, amongst other conditions, the partnership complies with the minority approval and valuation requirements in MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly.

The partnership has also been granted exemptive relief from the minority approval and formal valuation requirements in MI 61-101 for any related party transaction of the partnership entered into indirectly through Holding LP or any subsidiary entity of Holding LP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if the exchangeable shares and the redeemable partnership units of Holding LP (“Redeemable Partnership Units”) were included in the calculation of the partnership’s market capitalization, subject to certain conditions.

The New Corporation and the partnership have applied for analogous exemptive relief from the requirements of MI 61-101 that, subject to certain conditions:

•

would exempt (i) the New Corporation from the minority approval and valuation requirements in MI 61-101 for any related party transactions (as defined in MI 61-101) of the New Corporation with the partnership or its subsidiary entities (as defined in MI 61-101) and (ii) the partnership from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the partnership with the New Corporation or the New Corporation’s subsidiary entities;

•

would exempt the New Corporation from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the New Corporation with persons other than the partnership or subsidiary entities of the partnership, provided that, amongst other conditions, the partnership complies with the requirements of MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly; and

•

would exempt the partnership from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the partnership entered into indirectly through Holding LP or any subsidiary entity of Holding LP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if the New Exchangeable Shares and the class A.2 exchangeable shares were included in the calculation of the partnership’s market capitalization, subject to certain conditions.

Our company does not intend to complete the Arrangement until such time that such relief is granted.

See “Certain Legal and Regulatory Matters—Canadian Securities Law Matters—MI 61-101”.

Certain Canadian Federal Income Tax Considerations

In general, subject to the conditions and limitations set forth below under the heading “Certain Canadian Federal Income Tax Considerations”, the Arrangement should generally be tax deferred for Canadian federal income tax purposes.

Taxable dividends received on the New Exchangeable Shares by Canadian resident Shareholders are generally expected to qualify as eligible dividends for Canadian tax purposes. Shareholders not resident in Canada will generally be subject to 25% Canadian withholding tax (subject to reduction under an applicable tax treaty).

See “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

For U.S. federal income tax purposes, the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement, taken together with certain related transfers, is expected to qualify as a transaction described in Section 351 of the Code, generally with no gain or loss recognition to U.S. Holders. Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement. For a more complete discussion of the U.S. federal income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations” below. The U.S.

federal income tax consequences of the Arrangement are complex, and Shareholders are urged to consult their tax advisers regarding the foregoing considerations in light of their particular circumstances.

Risk Factors

Shareholders should be aware that there are various risks in connection with the Arrangement and the ownership of securities of the New Corporation after the Arrangement. In deciding whether to approve the Arrangement Resolution and the other matters, Shareholders should carefully consider the risk factors described in the Circular.

See “Risk Factors”.

THE MEETING

Time, Date and Place

The Meeting will be held in a virtual meeting format only on December 3, 2024 at 8:00 a.m. Toronto time, via live audio and video webcast available online at https://meetings.lumiconnect.com/400-285-452-426 (Meeting ID: 400-285-452-426; Password: “brookfield2024” (case sensitive)). The Meeting will be broadcast live by audio webcast.

Record Date for Notice and Shareholders Entitled to Vote

As at October 15, 2024, our company had 132,024,440 exchangeable shares, 2 class B shares and 11,117,660 class C shares outstanding. The class B shares and class C shares are all held by a subsidiary of the partnership. Prior to the closing of the Arrangement, Canada Holdco will subscribe for one additional class B share.

Each registered holder of exchangeable shares or class B shares as at the close of business on October 21, 2024 is entitled to receive notice of and to vote at the Meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the Meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of our company, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in our company’s articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.

Business of the Meeting

At the Meeting, holders of exchangeable shares and holders of class B shares will be asked to consider and vote upon, pursuant to the Interim Order, the Arrangement Resolution, as set forth in Appendix A “Arrangement Resolution”. See “The Arrangement” for more information on the business of the Meeting.

Voting Information

Notice and Access

Our company is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically to both Registered Shareholders and Non-Registered Shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bip.brookfield.com/bipc under “BIPC Reorganization”, in addition to posting it on our company’s SEDAR+ profile at www.sedarplus.ca and on our company’s EDGAR profile at www.sec.gov/edgar. Our company has sent the Notice of Special Meeting of Shareholders and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all Shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Our company will not directly send the Notice Package to Non-Registered Shareholders. Instead, our company will pay Intermediaries to forward the Notice Package to all Non-Registered Shareholders.

Our company has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the Meeting.

No Shareholders will receive a paper copy of this Circular unless they have provided standing instructions to their broker to receive the Circular or they contact our company at 1-866-989-0311 or bip.enquiries@brookfield.com, in which case our company will mail this Circular within three business days of any request, provided the request is made before the date of the Meeting or any adjournment thereof. We must receive your request before 9:00 a.m. (Toronto time) on November 19, 2024 to ensure you will receive a paper copy in advance of the deadline to submit your vote. If your request is made after the Meeting and within one year of this Circular being filed, our company will mail this Circular within 10 calendar days of such request.

Q&A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Arrangement Resolution	exchangeable shares; class B shares	FOR the resolution

Who is entitled to vote?

Holders of exchangeable shares at the close of business on October 21, 2024 are entitled to one vote per share on the Arrangement Resolution. Holders of class B shares at the close of business on October 21, 2024 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the Arrangement Resolution.

Registered Shareholders, holders of class B shares and duly appointed proxyholders will be able to attend the Meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in this Circular. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to ask questions or vote at the Meeting. Holders of class C shares are entitled to attend the Meeting, but will not be able to ask questions or vote at the Meeting.

Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a Non-Registered Shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BIPC no later than 5:00 p.m. (Toronto time) on November 29, 2024 or, in the event the Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the Meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the Meeting; or

•	during the Meeting by online ballot through the live webcast platform.

See “General Proxy Matters” for more information.

THE ARRANGEMENT

Background to the Arrangement

Following the announcement in the 2024 Canadian federal budget of changes to the rules relating to mutual fund corporations, management worked closely with our company’s external advisors to analyze and consider the implications to our company.

Management, in consultation with our company’s external advisors, began to explore a potential reorganization in response to such changes that would preserve the above-mentioned benefits of our company while complying with the policy concerns targeted in the 2024 Canadian federal budget.

At its regular quarterly meeting in late July 2024, the Board received an update from management on the Proposed Amendments to the tax rules relating to mutual fund corporations as well as proposals related to a potential reorganization to address such changes.

At this time, the Nominating and Governance Committee, which is comprised of independent directors, was charged with responsibility for, amongst other things, evaluating the proposed reorganization, determining if the reorganization was in the best interests of our company and, if deemed advisable, making recommendations to the Board with respect thereto. At this meeting the Board approved management contacting RBC with regard to a potential engagement on behalf of the Board to provide an opinion as to the fairness, from a financial point of view, of the proposed reorganization to Public Holders (as defined in the Fairness Opinion) of exchangeable shares. On August 16, 2024, after the Board determined that RBC was qualified and independent within the meaning of MI 61-101, RBC was formally retained by the Board.

On September 25, 2024 the Nominating and Governance Committee met with management to receive an update on the proposed terms of the reorganization and related matters. At this meeting, the Nominating and Governance Committee also received a presentation from representatives of RBC that summarized their analysis with respect to the Arrangement. Management then continued to work with our company’s external advisors to finalize the terms of the Arrangement, the Arrangement Agreement and related matters.

On October 9, 2024, the Nominating and Governance Committee met with management to review the proposed final terms of the Arrangement, the Arrangement Agreement and related matters. The Nominating and Governance Committee also received the written opinion of RBC that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders. The Nominating and Governance Committee discussed and considered the relative benefits and risks of the Arrangement, including those set out below under “The Arrangement—Reasons for The Arrangement”. After careful consideration, the Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

Immediately following the Nominating and Governance Committee meeting, on October 9, 2024, the Board met to receive the recommendation of the Nominating and Governance Committee and the written opinion of RBC described above and to consider the Arrangement. At the outset of the meeting, Jeffrey Blidner, who is Vice Chair of Brookfield Corporation, declared his conflict of interest in respect of the Arrangement and recused himself from voting. The Board was provided with an overview of the Arrangement, the terms of the Arrangement Agreement, and the related disclosure documents. The Nominating and Governance Committee’s recommendations and the reasons for its recommendations were then presented to the Board. After careful consideration, the Board (other than Mr. Blidner) unanimously determined that the Arrangement is in the best interests of our company and resolved to approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement Resolution.

On October 9, 2024, our company, the New Corporation, the partnership and Brookfield Corporation executed and delivered the Arrangement Agreement and our company and the partnership publicly announced their intention to proceed with the Arrangement.

Details of the Arrangement

If the Arrangement is completed, pursuant to the Plan of Arrangement, (i) Shareholders (other than the Brookfield Group) will receive from the New Corporation one (1) New Exchangeable Share for each exchangeable share held as of the Effective Date; (ii) the articles of our company will be amended to create the class A.1 exchangeable shares and the class A.2 exchangeable shares; (iii) the New Corporation will transfer the exchangeable shares received from Shareholders (other than the Brookfield Group) to our company in exchange for class A.1 exchangeable shares and the Brookfield Group will transfer its exchangeable shares to our company in exchange for class A.2 exchangeable shares, in each case on a one (1) for one (1) basis; (iv) the New Corporation will acquire 33 1/3% of the class B shares of our company from Canada Holdco; and (v) the New Corporation will be renamed “Brookfield Infrastructure Corporation”, and our company will be renamed “Brookfield Infrastructure Holdings Corporation”.

Subject to TSX and NYSE approval, the New Exchangeable Shares will be listed on the TSX and NYSE and trade under the same “BIPC” symbol. Our company will be delisted and cease to be a reporting issuer.

Reasons for the Arrangement

The Nominating and Governance Committee and the Board carefully evaluated the Arrangement and believe that the Arrangement is in the best interests of our company, and the Board has recommended that Shareholders vote in favour of the Arrangement Resolution. In the course of its evaluation, the Nominating and Governance Committee and the Board considered, among other things, the following factors:

•

Corporate Structure. The New Corporation will continue to satisfy our objectives when initially forming our company in 2020, including (i) preserving our corporate structure and maintaining a differentiated investor base by continuing to provide investors with an opportunity to gain access to the partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure; (ii) maintaining our company’s inclusion in several large global indices and exchange traded funds; and (iii) continuing to offer a simplified and straightforward tax reporting framework and providing certain investors with a higher after-tax yield. Public holders of exchangeable shares will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in our company today.

•

Fairness Opinion. RBC has provided the Fairness Opinion to the effect that, as of October 9, 2024, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of the exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

•

Tax-Deferral. The exchange of our exchangeable shares for New Exchangeable Shares through the Arrangement generally is expected to be tax-deferred for the vast majority of Shareholders, including U.S. and Canadian Shareholders. The Arrangement may also be tax-deferred for certain non-U.S. and non-Canadian Shareholders.

•

Financial Reporting. The Arrangement will have no impact on the consolidated financial position of the partnership, with our company remaining an indirect subsidiary of the partnership. In addition, the New Corporation will also consolidate our company, so shareholders of the New Corporation will continue to receive financial statements that reflect the results of operation and financial position of our company.

•	Mutual Fund Corporations. The Arrangement will preserve the benefits of our corporate structure while complying with the policy concerns targeted in the 2024 Canadian federal budget.

•

Shareholder and Court Approval. The procedures by which the Arrangement will be approved, including both shareholder approval and approval of the Court, offers substantial protection to shareholders. See “Certain Legal and Regulatory Matters—Completion of the Arrangement”.

•

Brookfield Group. The Brookfield Group will retain its interest in our company in the form of non-voting class A.2 exchangeable shares that will be exchangeable for New Exchangeable Shares (subject to a 9.5% ownership limit at the New Corporation) or units.

•

Credit Rating. The Arrangement is being effected in a manner that we expect will not result in any adverse impact on Brookfield Infrastructure’s credit rating or its preferred unitholders or debtholders.

The foregoing summary of factors considered by the Nominating and Governance Committee and the Board is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Arrangement to shareholders and given the variety and complexity of factors considered, the Nominating and Governance Committee and the Board did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out in this Circular, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our company.

Recommendations of the Nominating and Governance Committee

The Nominating and Governance Committee, which consists of independent directors, has assessed the terms of the Arrangement. The Nominating and Governance Committee and the Board also obtained an opinion from RBC that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders. After careful consideration, the Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of our company and recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement.

Recommendation of the Board

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interests of our company and unanimously resolved to approve the Arrangement.

The Board, other than Jeffrey Blidner who as Vice Chair of Brookfield Corporation recused himself from voting, unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The Management Representatives intend to cast the votes to which the exchangeable shares represented by such proxy are entitled in favour of the Arrangement Resolution, unless the Shareholder has specified on the forms of proxy that the shares represented by such proxy are to be voted against the Arrangement Resolution.

Fairness Opinion

The Board initially contacted RBC regarding a potential advisory assignment in August 2024, and RBC was formally engaged by the Board through an agreement between our company and RBC dated August 16, 2024. The terms of the engagement agreement provide that RBC is to be paid a fixed fee for the Fairness Opinion (regardless of its conclusion). In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by our company in certain circumstances.

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC also has significant operations in the United States and internationally. The Fairness Opinion represents the opinion of RBC and the form and content of the Fairness Opinion were approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

The Fairness Opinion states that, in the opinion of the RBC, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

In considering the fairness of the consideration to be received under the Arrangement from a financial point of view to the Public Holders, RBC considered and relied upon (i) the potential financial impact to our company resulting from the Arrangement compared to the continuation of the status quo, which assumes that, but for the Arrangement, our company would cease to qualify as a “mutual fund corporation” as defined in the Tax Act, and (ii) the expected trading characteristics of the New Exchangeable Shares after giving effect to the Arrangement compared to the trading characteristics of the exchangeable shares.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at October 9, 2024 and the condition and prospects, financial and otherwise, of our company and its subsidiaries and affiliates, as they were reflected in the information obtained by RBC and as represented to RBC in discussions with management of our company and the Brookfield Group. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached to this Circular as Appendix F. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. The Board urges Shareholders to review the Fairness Opinion carefully and in its entirety. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favor of the Arrangement.

Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the material terms and conditions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Shareholders and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached to this Circular as Appendix B “Arrangement Agreement”. Shareholders are urged to read the Arrangement Agreement in its entirety.

Our company, the partnership, the New Corporation and Brookfield Corporation have entered into the Arrangement Agreement to provide for the terms of the Arrangement and certain customary covenants.

Covenants Regarding the Arrangement

The Arrangement Agreement contains certain customary covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Arrangement, on such date as our company may determine, (ii) cooperate with and assist each other party in dealing with transitional and other matters relating to or arising from the Arrangement or the Arrangement Agreement, and (iii) satisfy the conditions precedent to the completion of the Arrangement.

In addition, our company has agreed to use commercially reasonable efforts to, prior to the Effective Date prepare and file with all applicable securities commissions or similar securities regulatory authorities all necessary applications to seek any required exemptions from securities legislation. The New Corporation has agreed to use commercially reasonable efforts to, prior to the Effective Date, make an application to list the New Exchangeable Shares on the TSX and the NYSE. Brookfield Corporation has agreed to enter into the New Rights Agreement. See “The Arrangement —Material Agreements—New Rights Agreement” for more information.

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, including: (i) approval of the Arrangement Resolution by the holders of exchangeable shares and class B shares; (ii) obtaining of the Interim Order and the Final Order; (iii) receipt of all regulatory approvals; (iv) holders of not greater than 5% of all exchangeable shares having validly exercised their Dissent Rights; and (v) conditional approval to list the New Exchangeable Shares on the TSX and the NYSE. The conditions precedent in the Arrangement Agreement may be waived, in whole or in part, in our company’s sole discretion. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released on the filing of the Arrangement Records.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and applicable law, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time: (i) the Arrangement Agreement and the Plan of Arrangement may be amended, modified or supplemented by written agreement of the parties, without further notice to or authorization on the part of the holders of exchangeable shares or class B shares; and (ii) our company may, in its sole discretion, without notice to or approval of the other parties or the holders of exchangeable shares or class B shares, amend the Arrangement Agreement to the extent our company may reasonably consider such amendment necessary or desirable due to the Interim Order or the Final Order.

Termination

The Arrangement Agreement may be terminated, at any time before or after the Meeting but prior to the implementation of the Arrangement, unilaterally by our company without further notice to or authorization on the part of the holders of exchangeable shares or class B shares or the other parties.

Plan of Arrangement

The following description of the steps of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix B to this Circular. Shareholders are urged to read the Plan of Arrangement in its entirety.

The Plan of Arrangement pursuant to which the Arrangement will be implemented is appended as Schedule A to the Arrangement Agreement. See Appendix B “Arrangement Agreement”. The Plan of Arrangement may be amended by our company in accordance with the terms of the Plan of Arrangement and the Arrangement Agreement.

If all of the conditions to the implementation of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and the Arrangement Agreement has not been terminated, the Arrangement will become effective at the Effective Time, and the following steps will occur and be deemed to occur sequentially, in the following order, without any further act or formality:

(a)	The articles of our company will be amended:

(i)	to create and authorize the issuance (in addition to the shares that our company is authorized to issue immediately before such amendment) of the following:

(A)	an unlimited number of class A.1 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to the Plan of Arrangement; and

(B)	an unlimited number of class A.2 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to the Plan of Arrangement; and

(ii)	to alter the special rights, privileges and restrictions of the class B shares to replace the voting rights therein with the voting rights as set out in Exhibit II to the Plan of Arrangement.

(b)

Each exchangeable share held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised his, her or its Dissent Rights and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights, shall be transferred and assigned by such Dissenting Shareholder, without any further act or formality on his, her or its part, to our company (free and clear of any encumbrances) in accordance with, and for a claim against our company for the fair value of the exchangeable shares in respect of which Dissent Rights have been exercised.

(c)	With respect to each exchangeable share transferred and assigned in accordance with (b) above:

(i)

the Dissenting Shareholder shall cease to be the registered holder of such exchangeable share and the name of such Dissenting Shareholder shall be removed from the register of holders of exchangeable shares of the company as of the Effective Time;

(ii)

the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such exchangeable share; and

(iii)	such exchangeable share shall be cancelled by the company for no consideration, other than the right to be paid the fair value of the exchangeable share by our company.

(d)

Each issued and outstanding exchangeable share (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will be transferred to the New Corporation in exchange for one (1) New Exchangeable Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Exchangeable Shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time.

(e)

Concurrently with the transfer of exchangeable shares pursuant to (d) above, the New Exchangeable Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances).

(f)

The New Corporation will transfer each exchangeable share it received pursuant to (d) above to the company in exchange for one (1) class A.1 exchangeable share and such exchangeable shares will be cancelled. The aggregate amount to be added by the company to the stated capital of the class A.1 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(g)

Each exchangeable share held by the Brookfield Group will be transferred to the company in exchange for one (1) class A.2 exchangeable share of the company, and such exchangeable shares will be cancelled. The aggregate amount to be added by the company to the stated capital of the class A.2 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(h)

Canada Holdco will transfer one (1) class B share to the New Corporation in exchange for one (1) New Class B Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Share so issued will be an amount equal to the stated capital of the class B share so transferred immediately prior to the Effective Time.

(i)

New Class B Shares will be issued to Canada Holdco in exchange for $1,000,000. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Shares in respect of the New Class B Shares so issued will be $1,000,000.

(j)

The articles of our company will be amended to (i) change the name of the company to “Brookfield Infrastructure Holdings Corporation” and (ii) remove the exchangeable shares from the authorized share structure of our company.

(k)	The articles of the New Corporation will be amended to change the name of the New Corporation to “Brookfield Infrastructure Corporation”.

(l)

Any Notice of Exchange (as defined in the articles of our company) in respect of exchangeable shares exchanged pursuant to Step (d) above that is received by the transfer agent prior to the Effective Time and for which the transfer agent has not yet delivered the “Exchange Consideration” (as defined in the articles of our company) will be deemed to be a Notice of Exchange (as defined in the articles of the New Corporation) in respect of the corresponding number of New Exchangeable Shares and will be deemed to have been received by the transfer agent on the Effective Date.

DRS Advices Representing New Exchangeable Shares

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

In the event you require an updated DRS advice representing the New Exchangeable Shares, you can request a copy from Computershare at: www.computershare.com/service or by email to: service@computershare.com or by phone via Direct dial outside North America at 514-982-7555 or within Canada and the United States toll free via 1-800-564-6253.

Expenses of the Arrangement

The estimated fees, costs and expenses of the Arrangement are expected to be, in the aggregate, approximately $3 million. Pursuant to the Arrangement Agreement, all fees, costs and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses and printing and mailing costs associated with the Meeting materials will be the responsibility of, and will be paid for by, the partnership or our company.

Material Agreements

The following is a summary of the material terms and conditions of certain additional agreements entered into or to be entered into in connection with the Arrangement. This summary may not contain all of the information about the agreements that is important to Shareholders and is qualified in its entirety by the full text of such agreements. Except as otherwise described in this Circular, our relationship with Brookfield and Brookfield Infrastructure will remain substantially the same. For additional information, see Item 7.B “Related Party Transactions—Relationship with Brookfield” in our company’s Annual Report.

New Rights Agreement

Brookfield will enter into the New Rights Agreement with the rights agent pursuant to which Brookfield will agree that, until March 31, 2025, upon an exchange of New Exchangeable Shares, if the New Corporation has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such New Exchangeable Shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the New Exchangeable Shares through the delivery of units rather than cash. The Master Services Agreement was also amended to provide that, so long as Brookfield is a party to the New Rights Agreement, Brookfield will have a consent right prior to the issuance by New Corporation of any New Exchangeable Shares, subject to certain exceptions.

The New Rights Agreement will have substantially the same terms as the Rights Agreement. See Item 7.B “Related Party Transactions—Relationship with Brookfield—Rights Agreement” in our company’s Annual Report for more information.

Upon completion of the Arrangement, the Rights Agreement will automatically terminate.

New Registration Rights Agreement

The New Corporation, the partnership and Brookfield will enter into the New Registration Rights Agreement, which will have substantially the same terms as the Registration Rights Agreement in respect of the exchangeable shares held by Brookfield. Under the New Registration Rights Agreement, the New Corporation will agree that, upon the request of Brookfield, the New Corporation will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of New Exchangeable Shares held by

Brookfield. In the New Registration Rights Agreement, we will agree to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.

Upon completion of the Arrangement, the Registration Rights Agreement will automatically terminate.

Pairing Agreement

The New Corporation, our company and the partnership will enter into a pairing agreement pursuant to which the parties will agree that New Corporation will at all times hold such number of class A.1 exchangeable shares equal to the number of New Exchangeable Shares that are outstanding in order to support the duties and obligations of New Corporation to holders of New Exchangeable Shares. In connection therewith, the pairing agreement will provide, amongst other things, and unless otherwise agreed at such time, that (i) if and to the extent New Corporation raises funds from time to time by way of issuance of New Exchangeable Shares for cash, New Corporation will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent the New Corporation from time to time repurchases any New Exchangeable Shares, our company shall redeem (or otherwise repurchase from the New Corporation) an equivalent number of class A.1 exchangeable shares; (iii) our company will not, unless substantially concurrent with the redemption of New Exchangeable Shares by the New Corporation, redeem any class A.1 exchangeable shares held by the New Corporation; (iv) if and to the extent any holders of New Exchangeable Shares from time to time exercise their exchange right in respect of such New Exchangeable Shares, and in connection therewith the partnership does not exercise its overriding call right to acquire such New Exchangeable Shares, the New Corporation will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by the New Corporation; (v) the New Corporation will not exercise the exchange right in respect of any class A.1 exchangeable shares held by the New Corporation except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for New Exchangeable Shares, our company will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.

Option Agreement

The New Corporation will enter into an option agreement with Canada Holdco pursuant to which the New Corporation will have the option to purchase all or any portion of the class B shares or class C shares held by Canada Holdco. The purchase price payable by the New Corporation to Canada Holdco in respect of any class B share or class C share purchased by the New Corporation will be the fair market value of such class B share or class C share, as applicable. The New Corporation will satisfy the purchase price payable to Canada Holdco by issuing such number of New Class B Shares to Canada Holdco with an aggregate fair market value equal to the purchase price.

Deposit Agreements

The New Corporation will enter into two deposit agreements with one or more subsidiaries of the partnership, one as depositor/lender and one as depositee/borrower. Each deposit agreement will contemplate potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the New Corporation, as borrower, will enter into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco will establish a revolving credit facility in the aggregate principal amount of $150,000,000 in favour of the New Corporation. The credit agreement will provide for borrowings in Canadian dollars based on prime or CORRA, and U.S. dollars based on U.S. base rate and SOFR. The credit agreement will have a five-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.

Other Amended Agreements

The Amended and Restated Master Services Agreement dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, will be amended to add the New Corporation as a service recipient under the agreement and to make certain other modifications to reflect the completion of the Arrangement.

The Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 16, 2018, as amended, will be amended to reflect that New Corporation is a service recipient and to make certain other modifications to reflect the completion of the Arrangement.

Each of the following agreements will also be amended to make certain modifications to reflect the completion of the Arrangement:

•	Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.;

•	Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIP Bermuda Holdings I Limited as borrower and BIPC Bermuda Holdco Limited as lender; and

•	Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIPC Bermuda Holdco Limited as borrower and BIP Bermuda Holdings I Limited as lender.

DISSENT RIGHTS

Shareholders have dissent rights as to the Arrangement Resolution, as described below.

Dissenting to the Arrangement

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its exchangeable shares and is qualified in its entirety by the reference to the full text of Sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix C, as modified by the Plan of Arrangement and the Interim Order, which is attached to this Circular as Appendix F. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Shareholder may exercise Dissent Rights under Section 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the last business day before the Arrangement Resolution was adopted at the Meeting) of all, but not less than all, of the exchangeable shares of which the holder is both the registered and beneficial owner, as well as the exchangeable shares of which the holder is the registered holder and in respect of which it has received instructions to dissent from the beneficial holder(s) thereof, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

A Non-Registered Shareholder who wishes to dissent with respect to its exchangeable shares should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder such as an intermediary who holds exchangeable shares as nominee for Non-Registered Shareholders, some of whom wish to dissent, shall exercise Dissent Rights on behalf of such Non-Registered Shareholders with respect to the exchangeable shares held for such Non-Registered Shareholders. A Non-Registered Shareholder who wishes to dissent must dissent in respect of all of the exchangeable shares held by such Shareholder, whether registered or held beneficially.

With respect to exchangeable shares, pursuant to the Interim Order, a Registered Shareholder may exercise rights of dissent under Section 237 to Section 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and Final Order provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution must be received from such Registered Shareholder who wishes to dissent by our company at c/o Torys LLP, Attn: Andrew Gray, at Suite 3300, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2, not later than 5:00 p.m. (Toronto time) two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

A Shareholder exercising its right to dissent must exercise such right in respect of all of the exchangeable shares that the Shareholder is both the registered and beneficial owner of, as well as all of the shares it is the beneficial owner of. A Registered Shareholder who wishes to dissent must deliver the Notice of Dissent to our company as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of that holder’s Dissent Rights. Beneficial Shareholders who wish to exercise Dissent Rights must cause the Registered Shareholder holding their exchangeable shares to deliver the Notice of Dissent.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other beneficial Shareholder who beneficially owns exchangeable shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting; and, if dissenting on its own behalf, must dissent with respect to all of the exchangeable shares registered in his, her or its name or if dissenting on behalf of a beneficial Shareholder, with respect to all of the exchangeable shares registered in his, her or its name and beneficially owned by the beneficial Shareholder on whose behalf the Shareholder is dissenting. The Notice of Dissent must set out the number of exchangeable shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such exchangeable shares constitute all of the exchangeable shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other exchangeable shares beneficially, a statement to that effect; (b) if such exchangeable shares constitute all of the exchangeable shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional exchangeable shares beneficially, a statement to that effect and the names of the Registered Shareholder of those other exchangeable shares, the number of exchangeable shares held by each such Registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other exchangeable shares; or (c) if the Dissent Rights are being exercised by a Registered Shareholder who is not the beneficial owner of such exchangeable shares, a statement to that effect and the name and address of the beneficial Shareholder and a statement that the Registered Shareholder is dissenting with respect to all exchangeable shares of the beneficial Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved, and our company notifies a registered holder of Notice Shares of our company’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Shareholder must, within one month after our company gives such notice, send to our company a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate(s) or DRS advice(s) representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a beneficial Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and our company is bound to purchase and cancel those exchangeable shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

Dissenting Shareholders who are:

•

ultimately entitled to be paid fair value for their exchangeable shares shall be deemed not to have participated in the Arrangement and will be paid an amount equal to such fair value determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA and determined as of the close of business on the business day before the Arrangement Resolution was adopted, by our company, and will be deemed to have transferred such exchangeable shares as of the Effective Time to our company, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

•

ultimately not entitled, for any reason, to be paid fair value for their exchangeable shares, will be deemed to have participated in the Arrangement on the same basis as a Shareholder that has not exercised Dissent Rights and shall be entitled to receive only the New Exchangeable Shares on the basis determined in accordance with Section 4.1 of the Plan of Arrangement that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights.

If a Dissenting Shareholder is ultimately entitled to be paid by our company for their Notice Shares, such Dissenting Shareholder may enter an agreement with our company for the fair value of such Notice Shares. If such Dissenting Shareholder does not reach an agreement with our company, such Dissenting Shareholder, or our company, may apply to the Court, and the Court may:

•	determine the payout value of the Notice Shares, or order that the payout value of the Notice Shares be established by arbitration or by reference to a Registrar, or a referee, of the Court;

•	join in the application of each Dissenting Shareholder who has not agreed with our company on the amount of the payout value of the Notice Shares; and

•	make consequential orders and give directions as the Court considers appropriate.

There is no obligation on our company to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Notice Shares had as of the close of business on the day before the Arrangement Resolution was adopted at the Meeting, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable). After a determination of the fair value of the Notice Shares, our company must then promptly pay that amount to the Dissenting Shareholder.

In no case shall our company or the New Corporation or any other person be required to recognize Dissenting Shareholders as holders of New Exchangeable Shares after the Effective Time.

For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to exchangeable shares in respect of which a person has voted or has instructed a proxy holder to vote in favor of the Arrangement Resolution.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with our company’s written consent. If any of these events occur, our company must return the share certificates or DRS advices(s) representing the exchangeable shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a exchangeable shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial Shareholders registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such exchangeable shares is entitled to dissent.

It is suggested that any Shareholder wishing to avail himself or herself of Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order may prejudice the availability of Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Arrangement

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including receipt of the following:

•	the required shareholder approval of the Arrangement Resolution;

•	the Final Order;

•	the TSX Approvals, the NYSE Approvals and other applicable approvals; and

•	effectiveness of the Exchange form F-3.

The Arrangement Agreement provides for the Arrangement Records to be filed with the registrar after the Final Order has been granted time at any time as our company deems appropriate, in its sole discretion, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. See “The Arrangement—Arrangement Agreement—Conditions Precedent”.

Timing

Our company expects to complete the Arrangement following the receipt of the required shareholder approval, the issue of the Final Order and the receipt of all other approvals. It is anticipated that the Arrangement will be completed in the fourth quarter of 2024. However, completion of the Arrangement is dependent on many factors, and it is not possible at this time to determine precisely when the Arrangement will become effective.

Shareholder Approval

At the Meeting, holders of exchangeable shares and class B shares will be asked to approve the Arrangement Resolution. In accordance with the Interim Order, the approval of the Arrangement Resolution will require the affirmative vote of:

•	not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares and holders of class B shares of our company, voting together;

•	not less than 66 2/3 % of the votes cast at the Meeting by holders of exchangeable shares, voting separately as a class; and

•	not less than 66 2/3 % of the votes cast at the Meeting by holders of class B shares, voting separately as a class.

Notwithstanding the approval by the holders of exchangeable shares and the holders of class B shares of the Arrangement Resolution in accordance with the foregoing, the Arrangement Resolution authorizes our company Board to, without notice to or approval of the holders of exchangeable shares and the holders of class B shares, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Arrangement—Arrangement Agreement—Amendments”, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and/or any related transactions.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, our company obtained the Interim Order, which provides for, among other things:

•	the calling and holding of the Meeting;

•	the required shareholder approval;

•	the Dissent Rights;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•	the ability of our company to adjourn or postpone the Meeting from time to time without the need for additional approval of the Court; and

•	other procedural matters.

A copy of the Interim Order is attached as Appendix A to this Circular. The Interim Order sets out how shareholders and other interested parties may participate in the hearing for the Final Order, which has been set for December 9, 2024.

It is expected that shortly after the Meeting, subject to the approval of the Arrangement Resolution by holders of exchangeable shares and class B shares at the Meeting, an application will be made for the Court’s final approval of the Arrangement. At the hearing for the Final Order, the Court will determine whether to approve the Arrangement. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Subject to the approval of the Arrangement Resolution by the holders of exchangeable shares and holders of class B shares at the Meeting, our company will announce by news release the time and place of the hearing for the Final Order. The copy of the Interim Order is appended hereto as Appendix E.

Any shareholders or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order must file and serve a notice of appearance no later than 4:00 p.m. (Vancouver time) on December 4, 2024, in the form prescribed by the Supreme Court Civil Rules, with the Court, and deliver a copy of the filed response together with a copy of all materials on which such shareholder or other interested party intends to rely at the hearing of the petition, including an outline of such person’s proposed submission, to Brookfield Infrastructure Corporation c/o Torys LLP, 79 Wellington Street West, Toronto, Ontario, M5K 1N2 Attn: Andrew Gray.

At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the Securities Act for the securities to be issued pursuant to the Arrangement to Shareholders pursuant to Section 3(a)(10) of the Securities Act.

Stock Exchange Listing

It is expected that the New Exchangeable Shares will commence trading shortly after the completion of the Arrangement under the symbol “BIPC”.

There is currently no public trading market for the New Exchangeable Shares. However, we have applied to have the New Exchangeable Shares listed on the NYSE and the TSX under the symbol “BIPC”. The TSX has conditionally approved the listing of the New Exchangeable Shares. Listing on the NYSE is subject to New Corporation fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to New Corporation fulfilling all of the requirements of the TSX on or before the first trading day of the New Exchangeable Shares.

Canadian Securities Law Matters

MI 61-101

The partnership and our company have been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for (i) related party transactions (as defined in MI 61-101) of the partnership with our company or our company’s subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of our company with the partnership or the partnership’s subsidiary entities, in each case subject to certain conditions.

The partnership and our company have also been granted exemptive relief from the minority approval and valuation requirements in MI 61-101 for related party transactions of our company with persons other than the partnership or subsidiary entities of the partnership, provided that, amongst other conditions, the partnership complies with the minority approval and valuation requirements in MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly.

The partnership has also been granted exemptive relief from the minority approval and formal valuation requirements in MI 61-101 for any related party transaction of the partnership entered into indirectly through Holding LP or any subsidiary entity of Holding LP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if the exchangeable shares and the Redeemable Partnership Units were included in the calculation of the partnership’s market capitalization, subject to certain conditions.

The New Corporation and the partnership have applied for analogous exemptive relief from the requirements of MI 61-101 that, subject to certain conditions:

•

would exempt (i) the New Corporation from the minority approval and valuation requirements in MI 61-101 for any related party transactions (as defined in MI 61-101) of the New Corporation with the partnership or its subsidiary entities (as defined in MI 61-101) and (ii) the partnership from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the partnership with the New Corporation or the New Corporation’s subsidiary entities;

•

would exempt the New Corporation from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the New Corporation with persons other than the partnership or subsidiary entities of the partnership, provided that, amongst other conditions, the partnership complies with the requirements of MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly; and

•

would exempt the partnership from the minority approval and valuation requirements in MI 61-101 for any related party transactions of the partnership entered into indirectly through Holding LP or any subsidiary entity of Holding LP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if the New Exchangeable Shares and the class A.2 exchangeable shares were included in the calculation of the partnership’s market capitalization, subject to certain conditions.

Our company does not intend to complete the Arrangement until such time that such relief is granted.

The Arrangement constitutes a related party transaction of our company under MI 61-101 insofar as it results in all of the exchangeable shares held by the Brookfield Group being exchanged for class A.2 exchangeable shares. In accordance with the exemptive relief described above, our company is exempt from the minority approval and valuation requirements in MI 61-101 for such related party transaction, provided that, among other conditions, the partnership complies with the minority approval and valuation requirements in MI 61-101 for such related party transaction as though the partnership entered into such related party transaction directly. The partnership is exempt from the minority approval and valuation requirements in MI 61-101 pursuant to sections 5.5(a) and 5.7(a) of MI 61-101 because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, such related party transaction exceeds 25% of the partnership’s market capitalization, calculated in accordance with the exemptive relief obtained by the partnership described above.

Qualification and Resale of Securities

The New Exchangeable Shares to be issued in connection with the Arrangement will be issued in reliance on an exemption from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, the shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

United States Securities Laws Matters

The following discussion is only a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of the New Exchangeable Shares to be issued in connection with the Arrangement. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. federal and state securities laws.

Exemption from U.S. Registration

The issuance of the New Exchangeable Shares pursuant to the Arrangement will not be registered under the Securities Act and will be made in reliance on Section 3(a)(10) of the Securities Act, and in compliance with, or in reliance on an exemption from, the registration or qualification requirements of any “blue sky” laws. Section 3(a)(10) of the Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Final Order, if granted, will constitute the basis for the Section 3(a)(10) exemption from the registration requirements of the Securities Act with respect to the shares issued in connection with the Arrangement. In connection with the hearing for the Interim Order, the Court will be advised that the New Exchangeable Shares will be issued in reliance on the Section 3(a)(10) exemption.

The Securities Act will impose certain restrictions on resale on the New Exchangeable Shares to be received by a Shareholder who will be an “affiliate” of the New Corporation after the Arrangement. As defined in Rule 144 under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. Holders should consult with their own legal counsel regarding status as an “affiliate”.

Shareholders who are not “affiliates” of the New Corporation and have not been “affiliates” of the New Corporation within 90 days of the date of the Arrangement, may resell their New Exchangeable Shares issued to them pursuant to the Arrangement in the United States without restriction under the Securities Act.

Shareholders who are “affiliates” of the New Corporation after the Arrangement may not resell their New Exchangeable Shares that they receive in connection with the Arrangement in the absence of registration under the Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Regulation S. For “affiliates”, Rule 144 imposes additional resale requirements, including volume limitations and manner of sale and notice requirements. Under Regulation S, resales by “affiliates” of the New Corporation, otherwise than solely by virtue of their position as a director or officer, also may be subject to additional resale restrictions.

Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of New Exchangeable Shares distributed to them under the Arrangement complies with applicable securities laws.

Following closing of the Arrangement, New Corporation will be deemed to be a “successor issuer” to our company under the Exchange Act, and consequently, the New Exchangeable Shares will be deemed to be registered pursuant to Section 12(b) of the Exchange Act and New Corporation will become subject to the reporting requirements of the Exchange Act. As a “foreign private issuer” under the Exchange Act, New Corporation will, upon consummation of the Arrangement, be required to furnish to the SEC current reports on Form 6-K and will file annual reports with the SEC on Form 20-F. New Corporation has applied to list the New Exchangeable Shares pursuant to the Arrangement on the NYSE, as well as the TSX.

Our company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act and Rule 36-4 under the Exchange Act. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the Securities Act and proxy statements under the Exchange Act.

Information concerning our company and New Corporation contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Unless otherwise indicated, the financial statements and other financial information of our company and New Corporation set forth herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. IFRS differ from United States generally accepted accounting principles, and the financial statements and financial information of our company and New Corporation may not be comparable with financial statements and financial information of similar United States entities that file reports with the SEC.

Shareholders subject to U.S. federal income taxation should be aware that the tax consequences to them of the Arrangement under certain U.S. federal income tax laws described in this Circular are a summary only. They are advised to consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of the New Exchangeable Shares acquired pursuant to the Arrangement. See “Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Shareholders who are subject to U.S. federal income taxation.

INFORMATION CONCERNING THE NEW CORPORATION

Corporate Structure

The New Corporation was incorporated under the Business Corporations Act (British Columbia) on October 3, 2024. The New Corporation’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and its registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. As of October 23, 2024, the New Corporation has not carried on any active business and its sole issued and outstanding share capital is one New Class B Share issued to Canada Holdco. The chart below provides an illustration of the simplified corporate structure of the New Corporation immediately following completion of the Arrangement. Please note that on this chart all interests are 100% unless otherwise indicated, “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included in the Circular.

Public
100% preferred units (0% Voting Interest)
99% units (0% Voting Interest)[8]
Brookfield Corporation (Ontario)
0.01% GP Interest (100% Voting Interest)[1]
Brookfield Infrastructure Partners L.P. (Bermuda)
Public
73%
Brookfield Asset Management ULC (British Columbia)
29.08% Redeemable Partnership LP Interest (0% Voting Interest)[3][4]
100% Holding LP Preferred Units (0% Voting Interest)
70.55% Managing General Partner Units (100% Voting Interest)
Service Providers[5]
Brookfield Infrastructure Special L.P. (Bermuda)
0.37% Special GP Interest[2]
Brookfield Infrastructure L.P. (Bermuda)
100% Common Shares (100% of Common Economic and of the Common Voting Interests)[9]
100% New Exchangeable Shares (25% Voting Interest)
100% New Class B Shares (75% Voting Interest)
Brookfield Infrastructure Holdings (Canada) Inc. (British Columbia)
BIP Bermuda Holdings I (Bermuda)
Brookfield Infrastructure US Holdings I Corporation (Delaware)
Brookfield Infrastructure Corporation ("New Corporation") (British Columbia)[6]
66.67% class B shares (50% Voting Interest) and 100% of class C shares (0% Voting Interest)
Operating Entities
Operating Entities
Brookfield Infrastructure LLC
Operating Entities
100% of class A.1 exchangeable shares (25% Voting Interest) and 33.33% class B shares (25% Voting Interest)
Operating Entities
Brookfield Infrastructure Holdings Corporation ("BIPC") (British Columbia)[7]
100% of class A.2 exchangeable shares (0% Voting Interest)
BIPC Holdings Inc. (Ontario)
BIPC Bermuda Holdco Limited (Bermuda)
Operating Entities

1)	Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield.

2)

Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company, which is owned 73% by Brookfield and 27% by Brookfield Asset Management.

3)	The collective economic interest of Brookfield Holders in the partnership is approximately 26.6% on a fully exchanged basis.

4)

Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption-exchange mechanism, pursuant to which Brookfield can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 29.9% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders also own).

5)

The Service Providers will provide services to the partnership, Holding LP, our company, the New Corporation and certain of their subsidiaries pursuant to the Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company, which is owned 73% by Brookfield and 27% by Brookfield Asset Management.

6)

The partnership will own all of the New Class B Shares through its subsidiary and the members of the public will hold all of the New Exchangeable Shares. The New Exchangeable Shares and the New Class B Shares will hold 25% and 75%, respectively, of the aggregate voting rights of the shares of the New Corporation.

7)

The share capital of our company will be comprised of class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares and class C shares. The New Corporation will own all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in our company. The Brookfield Group will hold all of the class A.2 exchangeable shares, which are non-voting. The class B shares hold an aggregate 75% voting interest in our company and will be held 66 2/3 % by a subsidiary of the partnership and 33 1/3% by the New Corporation. The class C shares are non-voting and are held by a subsidiary of the partnership. Through their respective ownership of class A.1 exchangeable shares and class B shares, the New Corporation and the partnership will each hold a 50% voting interest in our company.

8)

As of October 15, 2024, the partnership had outstanding 461,754,508 units and an equal number of managing general partner units are held by the partnership in the Holding LP. As of October 15, 2024, Brookfield holds 1,399,230 of the outstanding units and BNT and its subsidiaries hold 3,287,267 of the outstanding units.

9)	Brookfield has provided an aggregate of $20 million of working capital to these holding entities through a subscription for preferred shares.

Description of the Business

The New Corporation will carry on its business through our company. Similar to our company, the New Corporation will be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations consist of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation, and a global intermodal logistics operation, shareholders have exposure to several other markets across the utilities, transport, midstream, and data operating segments of Brookfield Infrastructure by virtue of the exchange feature of the New Exchangeable Shares. For additional information, please refer to our company’s Annual Report.

Financial Information

The following financial statements have been prepared in connection with the Arrangement:

a)	the New Corporation’s audited statement of financial position as of October 3, 2024, being the date of formation of the New Corporation;

b)

the New Corporation’s unaudited pro forma statement of financial position as of June 30, 2024 to illustrate our company’s statement of financial position as of June 30, 2024 with adjustments for (i) the Arrangement and (ii) the acquisition of Triton International Limited on September 28, 2023 for consideration of $1.2 billion (the “Triton Acquisition”); and

c)

the New Corporation’s unaudited pro forma statement of operating results for (i) the six-month period ended June 30, 2024 and (ii) the years ended December 31, 2023, 2022 and 2021 to illustrate our company’s statement of operating results for (i) the six-month period ended June 30, 2024 and (ii) the years ended December 31, 2023, 2022 and 2021 with adjustments for the Arrangement and the Triton Acquisition.

See Appendix H “New Corporation Audited Financial Statements” and Appendix I “New Corporation Unaudited Pro Forma Statements of Financial Position and Operating Results”.

Relationship with Brookfield Infrastructure

After the completion of the Arrangement, our group will comprise the New Corporation together with our company and Brookfield Infrastructure. Our group will continue to serve as a primary vehicle through which Brookfield makes future infrastructure-related acquisitions that are suitable for our strategy and objectives. After the Arrangement, the partnership will hold a 75% voting interest in the New Corporation through its holding of the New Class B Shares, which will also entitle the partnership to all of the residual value in the New Corporation after payment in full of the amount due to holders of New Exchangeable Shares. The partnership’s ownership of the New Class B Shares will entitle it to receive dividends as and when declared by the board of directors of the New Corporation, subject to the holders of the New Exchangeable Shares receiving the dividends to which they are entitled, but it is not expected that meaningful dividends will be paid on the New Class B Shares in the ordinary course.

Prior to the closing of the Arrangement, the New Corporation will enter into two deposit agreements with one or more subsidiaries of the partnership, one as depositor/lender and one as depositee/borrower. Each deposit agreement will contemplate potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the New Corporation, as borrower, will enter into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco will establish a revolving credit facility in the aggregate principal amount of $150,000,000 in favour of the New Corporation. The credit agreement will provide for borrowings in Canadian dollars based on prime or CORRA, and U.S. dollars based on U.S. base rate and SOFR. The credit agreement will have a five-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender. See “The Arrangement—Material Agreements—Deposit Agreements” for more information.

Relationship with Brookfield Group

The Brookfield Group will retain its interest in our company by exchanging its exchangeable shares for non-voting class A.2 exchangeable shares that will be exchangeable for New Exchangeable Shares (subject to the ownership cap that limits the exchange by the Brookfield Group of class A.2 exchangeable shares such that exchanges by the Brookfield Group may not result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of New Corporation) or units.

In connection with the closing of the Arrangement, Brookfield will enter into the New Rights Agreement with the rights agent pursuant to which Brookfield will agree that, until March 31, 2025, upon an exchange of New Exchangeable Shares, if the New Corporation has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such New Exchangeable Shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the New Exchangeable Shares through the delivery of units rather than cash. The Master Services Agreement was also amended to provide that, so long as Brookfield is a party to the New Rights Agreement, Brookfield will have a consent right prior to the issuance by New Corporation of any New Exchangeable Shares, subject to certain exceptions. See “The Arrangement —Material Agreements—New Rights Agreement” for more information.

In connection with the closing of the Arrangement, the New Corporation, the partnership and Brookfield will enter into the New Registration Rights Agreement, which is comparable to the Registration Rights Agreement. See “The Arrangement—Material Agreements—New Registration Rights Agreement” for more information.

Directors and Executive Officers

Following completion of the Arrangement, the board of directors of New Corporation will initially be identical to the Board as of the date of this Circular and will mirror the board of the general partner of the partnership, except that there will be one additional non-overlapping board member to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen currently serves as the non-overlapping member of the Board. Mr. Mullen has served on the Board since May 2021.

We also expect that the initial executive officers of the New Corporation will be the same executive officers of our company.

For a discussion related to our corporate governance practices and director compensation and equity ownership, which will apply to the New Corporation following completion of the Arrangement, see “Statement of Corporate Governance Practices” and “Director Compensation and Equity Ownership” in the 2024 Annual Management Information Circular, which is incorporated by reference in this Circular.

Share Capital

Following completion of the Arrangement, the New Corporation’s authorized share capital will consist of: (i) an unlimited number of New Exchangeable Shares, and (ii) an unlimited number of New Class B Shares.

Upon completion of the Arrangement, and based on the exchangeable shares and class B shares issued as at October 15, 2024, we anticipate approximately 119 million New Exchangeable Shares and approximately 28,500 New Class B Shares will be issued and outstanding. Brookfield Infrastructure will hold all of the New Class B Shares, having a 75% voting interest in the New Corporation.

Description of New Exchangeable Shares

The New Exchangeable Shares will have substantially the same terms as our exchangeable shares. The following description of New Exchangeable Shares sets forth certain general terms and provisions of New Exchangeable Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the New Corporation’s articles, which are attached as Appendix G to this Circular. Each New Exchangeable Share is intended to provide its holder with an economic return that is equivalent to that of a unit because of the ability to exchange into a unit or its cash equivalent and the identical distributions that are expected to be paid on each New Exchangeable Share. Consequently, we expect that the market price of our New Exchangeable Shares will be significantly impacted by the market price of the units and the combined business performance of our company, the New Corporation, the partnership and their respective subsidiaries as a whole.

Voting

Except as otherwise expressly provided in the articles or as required by law, each holder of New Exchangeable Shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of New Exchangeable Shares is entitled to cast one vote for each New Exchangeable Share held at the record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the articles or as required by law, the holders of New Exchangeable Shares and New Class B Shares will vote together and not as separate classes.

Holders of New Exchangeable Shares hold an aggregate 25% voting interest in the New Corporation.

Dividends

The holders of New Exchangeable Shares are entitled to receive dividends as and when declared by the board of directors of the New Corporation subject to the special rights of any other shares ranking senior to the New Exchangeable Shares with respect to priority in payment of dividends. It is expected that each New Exchangeable Share will receive identical dividends to the distributions paid on each unit.

Each New Exchangeable Share entitles its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor (which is currently one, subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership) determined in accordance with the articles and in effect on the record date of such dividend (the “Exchangeable Dividends”). See “Information Concerning the New Corporation—Description of New Exchangeable Shares—Exchange by Holder—Adjustments to Reflect Certain Capital Events”. The record and payment dates for the dividends on the New Exchangeable Shares, to the extent not prohibited by applicable law, will be the same as the record and payment dates for the distributions upon the units.

If the full amount of an Exchangeable Dividend is not declared and paid concurrently with a distribution on the units, or is declared but is not paid on the payment date, then the undeclared or unpaid amount of such Exchangeable Dividend will accrue and accumulate (without interest), whether or not the New Corporation has earnings, whether or not there are funds legally available for the payment thereof and whether or not such Exchangeable Dividend has been earned, declared or authorized. Any Exchangeable Dividend payment made will first be credited against the earliest accumulated but unpaid Exchangeable Dividends due which remain payable (the “Unpaid Dividends”). The holders of New Exchangeable Shares are not entitled to any dividends from the New Corporation other than the Exchangeable Dividends.

Exchange by Holder

Holders of New Exchangeable Shares have the right to exchange all or a portion of their New Exchangeable Shares for one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all Unpaid Dividends, if any (the form of payment to be determined at the sole discretion of our group). In the event the partnership ceases to be a publicly listed entity, the value of a unit will be determined by (i) the last available bid price from an independent source such as an over-the-counter market or an independent investment banking firm; or (ii) if (i) is not applicable, then the amount that a holder of a unit would receive upon the liquidation of the partnership and sale of its assets in accordance with the terms of its partnership agreement. If you hold New Exchangeable Shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of New Exchangeable Shares, please contact the transfer agent and follow the process described below.

Each holder of New Exchangeable Shares who wishes to exchange one or more of his or her New Exchangeable Shares for units or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, the New Corporation will, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, deliver to the tendering holder of New Exchangeable Shares, in accordance with instructions set forth in the notice of exchange, one unit per New Exchangeable Share held (subject to adjustments in the event of certain dilutive or other capital events by the New Corporation or the partnership as described below in “—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all Unpaid Dividends, if any (the form of payment to be determined at the sole election of the New Corporation). Upon completion of the exchange of any New Exchangeable Shares as described herein, the holder of New Exchangeable Shares who has exchanged their New Exchangeable Shares will have no further right, with respect to any New Exchangeable Shares so exchanged, to receive any dividends on New Exchangeable Shares with a record date on or after the date on which such New Exchangeable Shares are exchanged.

Notwithstanding the paragraph above, when a notice of exchange has been delivered to us by or on behalf of a tendering holder of New Exchangeable Shares, we will promptly, and in any event, within one (1) business day after receipt thereof, deliver to each of Brookfield and the partnership a written notification of our receipt of such notice of exchange setting forth the identity of the holder of New Exchangeable Shares who wishes to exchange such New Exchangeable Shares and the number of New Exchangeable Shares to be exchanged. The partnership may elect to satisfy our exchange obligation by acquiring all of the tendered New Exchangeable Shares in exchange for one unit per New Exchangeable Share held (subject to adjustments in the event of certain dilutive or other capital events by the New Corporation or the partnership as described below in “—Adjustments to Reflect Certain Capital Events”) or

its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all Unpaid Dividends, if any (the form of payment to be determined at the sole election of the partnership). If the partnership elects to satisfy our exchange obligation, it will, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to our transfer agent of its intention to satisfy the exchange obligation and will satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by our transfer agent by delivering to such holder of New Exchangeable Shares the units or its cash equivalent. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.

In the event that a tendering holder of New Exchangeable Shares has not received the number of units or its cash equivalent (the form of payment to be determined at the sole discretion of our group) in satisfaction of the tendered New Exchangeable Shares, then such tendering holder of New Exchangeable Shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the New Rights Agreement until March 31, 2025. In this scenario, the tendered New Exchangeable Shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. The partnership has agreed to indemnify Brookfield, in its capacity as selling securityholder, for certain liabilities under applicable securities laws concerning selling securityholders, in connection with any units delivered by Brookfield pursuant to the New Rights Agreement.

No Fractional Units. No fractional units will be issued or delivered upon exchange of New Exchangeable Shares. In lieu of any fractional units to which the tendering holder of New Exchangeable Shares would otherwise be entitled at our group’s election, our group will pay an amount in cash equal to the unit value on the trading day immediately preceding the exchange date multiplied by such fraction of a unit.

Conversion of Tendered New Exchangeable Shares. Brookfield Infrastructure is entitled at any time to have any or all New Exchangeable Shares acquired by Brookfield Infrastructure converted into New Class B Shares on a one-for-one basis.

Adjustments to Reflect Certain Capital Events. The conversion factor (which is currently one) is subject to adjustment in accordance with the New Corporation’s articles to reflect certain capital events, including (i) if the partnership and the New Corporation declares or pays a distribution to its unitholders consisting wholly or partly of units or a dividend to its shareholders consisting wholly or partly of New Exchangeable Shares without a corresponding distribution or dividend, as applicable, being declared or paid by the other entity; (ii) if the partnership or the New Corporation splits, subdivides, reverse-splits or combines its outstanding units or New Exchangeable Shares as applicable, without a corresponding event occurring at the other entity; (iii) if the partnership or the New Corporation distributes any rights, options or warrants to all or substantially all holders of its units or New Exchangeable Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire units or New Exchangeable Shares (or other securities or rights convertible into, exchangeable for or exercisable for units or New Exchangeable Shares), as applicable, without a corresponding distribution of rights, options or warrants by the other entity; (iv) if the partnership distributes to all or substantially all holders of units evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by the New Corporation; or (v) if the partnership or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the units (but excluding for all purposes any exchange or tender offer to exchange units for New Exchangeable Shares or any other security economically equivalent to units), to the extent that the cash and value of any other consideration included in the payment per unit exceeds certain thresholds.

Redemption by Issuer

The New Corporation’s board has the right upon sixty (60) days’ prior written notice to holders of New Exchangeable Shares to redeem all of the then outstanding New Exchangeable Shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events (each a “Redemption Event”): (i) the total number of New Exchangeable Shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the New Corporation and our shareholders, that may result in adverse tax consequences for the New Corporation or our shareholders; or (vii) the New Corporation’s board, in its sole discretion, concludes that the unitholders of the partnership or holders of New Exchangeable Shares are adversely impacted by a fact, change or other circumstance relating to the New Corporation. For greater certainty, unitholders do not have the ability to vote on such redemption and the New Corporation’s board’s decision to redeem all of the then outstanding New Exchangeable Shares will be final. In addition, the holder of New Class B Shares may deliver a notice to the New Corporation specifying a redemption date upon which the New Corporation will redeem all of the then outstanding New Exchangeable Shares, and upon sixty (60) days’ prior written notice from the New Corporation to holders of the New Exchangeable Shares and without the consent of holders of New Exchangeable Shares, the New Corporation will be required to redeem all of the then outstanding New Exchangeable Shares on such redemption date, subject to applicable law.

Upon any such Redemption Event, the holders of New Exchangeable Shares will be entitled to receive pursuant to such redemption one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all Unpaid Dividends, if any (the form of payment to be determined at the election of the New Corporation).

Notwithstanding the foregoing, upon any Redemption Event, the partnership may elect to acquire all of the outstanding New Exchangeable Shares in exchange for one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all Unpaid Dividends, if any (the form of payment to be determined at the election of the partnership). Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.

Liquidation

Upon any liquidation, dissolution or winding up of the New Corporation, and subject to the prior rights of holders of any other class of shares of the New Corporation ranking in priority or ratably with the New Exchangeable Shares and after the payment in full to (i) any holder of New Exchangeable Shares or New Class B Shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the New Class B Shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any Unpaid Dividends, the holders of New Exchangeable Shares will be entitled to one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of the New Corporation). If, upon any such liquidation, dissolution or winding up, the assets of the New Corporation are insufficient to make such payment in full, then the assets of the New Corporation will be distributed among the holders of New Exchangeable Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of the New Corporation, the partnership may elect to acquire all of the outstanding New Exchangeable Shares for one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) plus all Unpaid Dividends, if any. The acquisition by the partnership of all the outstanding New Exchangeable Shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of the New Corporation. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.

Automatic Redemption upon Liquidation of the Partnership

Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of the New Corporation, all of the then outstanding New Exchangeable Shares will be automatically redeemed by the New Corporation on the day prior to the liquidation, dissolution or winding up of the partnership and immediately following the automatic redemption by our company of the class A.1 exchangeable shares and class A.2 exchangeable shares (or the exercise by the partnership of any call rights in respect thereof). Each holder of New Exchangeable Shares will be entitled to one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all Unpaid Dividends, if any (the form of payment to be determined at the election of the New Corporation).

Notwithstanding the foregoing, upon any such redemption, the partnership may elect to acquire all of the outstanding New Exchangeable Shares in exchange for one unit per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “— Exchange by Holder—Adjustments to Reflect Certain Capital Events”) plus all Unpaid Dividends, if any. The acquisition by the partnership of all the outstanding New Exchangeable Shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of the partnership. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.

Book-Based System

The New Exchangeable Shares may be uncertificated or represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or Depository Trust Company (“DTC”), as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the New Exchangeable Shares may be effected through the book-based system administered by CDS or DTC, as applicable.

Treatment of New Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer

The New Exchangeable Shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. Units and New Exchangeable Shares are not securities of the same class. As a result, holders of New Exchangeable Shares will not be entitled to participate in an offer or bid made to acquire units, unless such offer is extended to holders of New Exchangeable Shares and holders of units will not be entitled to participate in an offer or bid made to acquire New Exchangeable Shares, unless such offer is extended to holders of units. In the event of a takeover bid for units, a holder of New Exchangeable Shares who would like to participate would be required to tender his or her New Exchangeable Shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the New Exchangeable Shares, then the conversion factor for the New Exchangeable Shares may be adjusted. See “Information Concerning the New Corporation—Description of New Exchangeable Shares—Exchange by Holder—Adjustments to Reflect Certain Capital Events” above for more information on the circumstances in which adjustments may be made to the conversion factor.

Description of New Class B Shares

The following description of New Class B Shares sets forth certain general terms and provisions of New Class B Shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles of the New Corporation.

Voting

Except as otherwise expressly provided in the articles or as required by law, each holder of New Class B Shares will be entitled to receive notice of and to attend all meetings of our shareholders, except for meetings at which only holders of another specified class or series of shares of the New Corporation are entitled to vote separately as a class or series. Except as otherwise expressly provided in the articles or as required by law, the holders of New Exchangeable Shares and New Class B Shares will vote together and not as separate classes. The holders of the New Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the New Exchangeable Shares.

Dividends

The holders of New Class B Shares will be entitled to receive dividends as and when declared by the board of directors of the New Corporation subject to the special rights of the holders of New Exchangeable Shares and any other shares ranking senior to the New Class B Shares with respect to priority in payment of dividends.

Subject to the rights of holders of New Exchangeable Shares at the time outstanding having prior rights as to dividends and the payment to any holders of New Exchangeable Shares who have delivered notices of exchange, each New Class B Share will entitle its holder to dividends as and when declared by the board of directors of the New Corporation.

In the event a dividend is declared and paid on the New Exchangeable Shares consisting of New Exchangeable Shares, the board of directors of the New Corporation will, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the New Class B Shares consisting of New Class B Shares.

Liquidation

Upon any liquidation, dissolution or winding up of the New Corporation, after the payment in full of the amount due to the holders of New Exchangeable Shares described under the section entitled “Description of Exchangeable Shares —Liquidation”, the remaining assets and property of New Corporation will be distributed among the holders of the New Class B Shares.

Redemption by Holder

Holders of New Class B Shares will have the right to tender all or a portion of their New Class B Shares for cash for each New Class B Share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or the partnership as described above in “—Exchange by Holder—Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have thirty (30) days to deliver the cash amount to the exchanging holder.

Restrictions on Transfer

The New Class B Shares may only be transferred to affiliates of the partnership.

Comparison of Rights of Holders of New Exchangeable Shares and Units

For a comparison of rights of holders of the New Exchangeable Shares and the partnership’s units, please see Item 10.B “Memorandum and Articles of Association—Comparison of Rights of Holders of our exchangeable shares and the Partnership’s Units” in our company’s Annual Report, which is incorporated by reference in this Circular.

Prior Sales

Upon formation of the New Corporation, Canada Holdco subscribed for 1 New Class B Share for a subscription price of $34.28, which was the closing price of a unit on the NYSE on October 2, 2024. The New Corporation is not expected to issue any other securities prior to the Effective Date.

Listing and Trading of New Exchangeable Shares

It is expected that the New Exchangeable Shares will commence trading shortly after the completion of the Arrangement under the symbol “BIPC”.

There is currently no public trading market for the New Exchangeable Shares. However, we have applied to have the New Exchangeable Shares listed on the NYSE and the TSX under the symbol “BIPC”. The TSX has conditionally approved the listing of the New Exchangeable Shares. Listing on the NYSE is subject to New Corporation fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to New Corporation fulfilling all of the requirements of the TSX on or before the first trading day of the New Exchangeable Shares.

Board Committees

Following completion of the Arrangement, the New Corporation will have the following two standing committees of the board, which will assist in the effective functioning of the New Corporation’s board and help ensure that the views of independent directors are effectively represented:

•	audit committee; and

•	nominating and governance committee.

The responsibilities of these committees will be set out in written charters, which will be reviewed and approved annually by the New Corporation’s board. Special committees may be formed from time to time to review particular matters or transactions. While the New Corporation’s board will retain overall responsibility for corporate governance matters, each standing committee will have specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

Following completion of the Arrangement, the New Corporation’s board will be required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee will be required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee will be responsible for assisting and advising the New Corporation’s board with matters relating to:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications, experience, performance and independence of our independent auditor; and

•	our cybersecurity program including assessing cybersecurity risks and practices.

The audit committee will also be responsible for engaging our independent auditor, reviewing the plans and results of each audit engagement with our independent auditor, approving audit and non-audit services provided by our independent auditors, considering the fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

The New Corporation’s board will adopt a written policy on auditor independence, or the pre-approval policy. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services will be required to be pre-approved by the audit committee. The pre-approval policy will prohibit the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the New Corporation’s accounting records or financial statements;

•	appraisal or valuation services or fairness opinions;

•	actuarial services;

•	management functions or human resources;

•	legal services and expert services unrelated to the audit;

•	internal audit outsourcing;

•	financial information systems design and implementation; and

•	certain tax services.

The pre-approval policy will permit the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy will also address issues relating to the disclosure of fees paid to the auditors.

The New Corporation’s audit committee will consist solely of independent directors, each of whom are persons determined by the New Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the New Corporation’s financial statements.

Nominating and Governance Committee

Following completion of the Arrangement, the New Corporation’s board will be required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee will be required to consist of a majority of independent directors.

The nominating and governance committee will be responsible for recommending the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the New Corporation’s shareholders. The nominating and governance committee will also be responsible for assisting and advising the New Corporation’s board with respect to matters relating to the general operation of the board, the governance of the New Corporation and the performance of its board and individual directors. The nominating and governance committee will also be responsible for reviewing and making recommendations to the board of directors of the New Corporation concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.

Auditors, Transfer Agent and Registrar

Deloitte LLP is the auditor of New Corporation.

The transfer agent and registrar for the New Exchangeable Shares will be Computershare Trust Company of Canada, at its principal office in Toronto, Ontario, Canada.

INFORMATION CONCERNING THE PARTNERSHIP

Summary Information

The partnership is a Bermuda exempted limited partnership that was formed on May 21, 2007, under the provisions of the Exempted Partnership Act 1992 of Bermuda, as amended, and the Limited Partnership Act, 1883 of Bermuda, as amended. The partnership’s head and registered office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and the partnership’s telephone number at that address is +1 441 294-3304. The partnership was spun-off from Brookfield Asset Management Inc. (now Brookfield Corporation) and certain of its affiliates on January 31, 2008. The units are listed on the NYSE under the symbol “BIP” and the TSX under the symbol “BIP.UN”.

The partnership is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. Brookfield Infrastructure is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. For additional information, please refer to the partnership’s Annual Report.

The partnership’s sole material assets are its managing general partnership interest and preferred limited partnership interest in the Holding LP. The partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. The partnership anticipates that the only distributions that it will receive in respect of its managing general partnership interest and preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist the partnership in making distributions to holders of units in accordance with the partnership’s distribution policy, to holders of the partnership’s preferred limited partnership units in accordance with the terms of the partnership’s preferred limited partnership units and to allow the partnership to pay expenses as they become due. The declaration and payment of cash distributions by the partnership is at the discretion of the general partner of the partnership and subject to the solvency requirements under Bermuda law. The partnership is not required to make such distributions and neither the partnership nor the general partner of the partnership can assure you that the partnership will make such distributions as intended.

Description of Units

The units are non-voting limited partnership interests in the partnership. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of the units, except to the extent, if any, that distributions are made to such holders pursuant to the partnership’s limited partnership agreement or upon the liquidation of the partnership as described in the partnership’s Annual Report or as otherwise required by applicable law. Except to the extent expressly provided in the partnership’s limited partnership agreement, a holder of units will not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The units rank junior to the partnership’s preferred limited partnership units with respect to priority in the payment of distributions and in the distribution of the assets of the partnership in the event of the liquidation, dissolution or winding-up of the partnership, whether voluntary or involuntary, as further described in the partnership’s Annual Report. Holders of units will not be granted any preemptive or other similar right to acquire additional interests in the partnership. In addition, holders of units do not have any right to have their units redeemed by the partnership. For a more detailed description of the units, please refer to the partnership’s Annual Report, as updated by the partnership’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Circular. Certain material U.S. and Canadian federal income tax considerations related to such units are described in the partnership’s Annual Report.

Documents Incorporated by Reference

The following documents of the partnership, which have been filed with the securities regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

a.

the partnership’s annual report on Form 20-F for the fiscal year ended December 31, 2023 dated March 18, 2024 (“the partnership’s Annual Report”) (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes the partnership’s audited consolidated statements of financial position as of December 31, 2023 and 2022 and the related consolidated statements of operating results, comprehensive income, partnership capital and cash flows for each of the three years in the period ended December 31, 2023, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis of the partnership as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023;

b.

the partnership’s unaudited interim condensed and consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 and management’s discussion and analysis thereon (the “partnership’s Q2 2024 MD&A”);

c.	Triton International Limited’s audited annual consolidated financial statements for the years ended December 31, 2022 and 2021;

d.	Triton International Limited’s unaudited interim financial statements for the three and six month periods ended June 30, 2023 and 2022; and

e.	the partnership’s unaudited pro forma income statements for the year ended December 31, 2023 reflecting adjustments for the Triton Acquisition.

Any documents of the partnership of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed by the partnership with the securities regulatory authorities in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the partnership’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +1-441-294-3309, and are also available electronically at our company’s SEDAR+ profile at www.sedarplus.ca and our company’s EDGAR profile at www.sec.gov/edgar. Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING OUR COMPANY

Summary Information

Our company was incorporated under the Business Corporations Act (British Columbia) on August 30, 2019. Our head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and our registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7.

Following the Effective Time, our company will be a subsidiary of Brookfield Infrastructure, it will be delisted from the TSX and NYSE and we will apply for it to cease to be a reporting issuer. Our company will also change its name to Brookfield Infrastructure Holdings Corporation.

Relationship with Brookfield Infrastructure

Our company will continue to hold its existing operations, and will retain its existing relationship and other agreements with Brookfield Infrastructure, including:

•

The partnership will hold a 50% voting interest in our company through its indirect holding of 66 2/3 % of our class B shares, and will own all of the class C shares, which entitles the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.

•

Brookfield Infrastructure will continue to provide our company with an equity commitment in the amount of $1 billion. In addition, our company will retain its two existing credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving credit facility (expiring on March 30, 2030) to facilitate the movement of cash within our group. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

Except as otherwise described in this Circular, our relationship with Brookfield and Brookfield Infrastructure will remain substantially the same. For additional information, see Item 7.B “Related Party Transactions—Relationship with Brookfield” in our company’s Annual Report.

Share Capital

The following is a summary of certain provisions attaching to or affecting the class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares and class C shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of the amended articles of our company, which are attached as Exhibit I to the Plan of Arrangement which is set out in Schedule A to the Arrangement Agreement, which is attached as Appendix B to this Circular.

The existing exchangeable shares will be replaced with class A.1 exchangeable shares and class A.2 exchangeable shares with the following terms:

•

The class A.1 exchangeable shares of our company will be held by the New Corporation and will be exchangeable on a one for one basis for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). This exchange right may be used by the New Corporation to obtain units necessary, from time to time, to satisfy exchanges of the New Exchangeable Shares. The class A.1 exchangeable shares will carry one vote per class A.1 exchangeable share, and holders of the class A.1 exchangeable shares will be entitled to an aggregate 25% voting interest in our company.

•

The class A.2 exchangeable shares of our company will be held by the Brookfield Group, will be non-voting and will be exchangeable on a one for one basis for one New Exchangeable Share or one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company). The Brookfield Group will not be permitted to receive in exchange for class

A.2 exchangeable shares, and our company will not deliver, a number of New Exchangeable Shares that would result in the Brookfield Group, after giving effect to the exchange, directly or indirectly, beneficially owning, controlling or holding shares representing 9.5% or more of the aggregate fair market value of all issued and outstanding shares of the New Corporation. For clarity, this ownership cap does not apply to exchanges of class A.2 exchangeable shares for units.

•	Dividends on the class A.1 exchangeable shares will be paid pari passu with the dividends on the class A.2 exchangeable shares and prior to and in preference to the dividends on the class C shares.

•

Subject to applicable law, dividends on the class A.1 exchangeable shares and class A.2 exchangeable shares will be declared in the same amount per share and will be paid contemporaneously with distributions on a unit. In addition, at any time that there are no unpaid dividends in respect of either the class A.1 exchangeable shares or class A.2 exchangeable shares, additional dividends may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the board of directors of the New Corporation (“Additional Dividends”). It is expected that Additional Dividends may be declared from time to time in order to fund expenses of the New Corporation.

The terms of the class B shares and class C shares of our company will remain substantially unchanged. The partnership will hold a 50% voting interest in our company through its indirect holding of 66 2/3 % of our company’s class B shares and the New Corporation will hold the other 50% of the voting rights through holding (i) 33 1/3% of the class B shares and (ii) all the class A.1 exchangeable shares, which are entitled to 25% of the voting rights of our company.

Additional details regarding the share capital of our company following the Arrangement are set out below.

Description of Class A.1 Exchangeable Shares

The class A.1 exchangeable shares will have terms that are substantially the same as the exchangeable shares, including with respect to the exchange mechanics, dividend rights, voting rights and rights on liquidation. Holders of class A.1 exchangeable shares will be entitled to one (1) vote per share. Each class A.1 exchangeable share will be structured with the intention of providing an economic return equivalent to a unit and the rights, privileges, restrictions and conditions attached to each class A.1 exchangeable share will be such that each class A.1 exchangeable share will be, as nearly as practicable, functionally and economically, equivalent to a New Exchangeable Share and a unit. In particular:

•

each class A.1 exchangeable share will be exchangeable at the option of a holder for one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company);

•

the class A.1 exchangeable shares will be redeemable by our company at any time (including following a notice requiring redemption having been given by the partnership) for one (1) unit (subject to adjustment to reflect certain capital events) or their cash equivalent (the form of payment to be determined at the election of our company);

•

upon a liquidation, dissolution or winding up of our company, holders of class A.1 exchangeable shares will be entitled to receive one (1) unit (subject to adjustment to reflect certain capital events) or their cash equivalent (the form of payment to be determined at the election of our company) and not any remaining property or assets of our company following such payment;

•

upon a liquidation of the partnership, including where substantially concurrent with a liquidation of our company, all of the class A.1 exchangeable shares will be automatically redeemed for units (or its cash equivalent, at our company’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and

•

subject to applicable law and in accordance with amended articles of our company, each class A.1 exchangeable share will entitle the holder to dividends from our company payable contemporaneously, and equivalent to, each distribution on a unit. The amended articles of our company will also provide that if a distribution is declared on the units and an equivalent dividend is not declared and paid concurrently on the class A.1 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid. In addition to such dividends, additional dividends may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the Board.

Description of Class A.2 Exchangeable Shares

Each class A.2 exchangeable share will be non-voting and structured with the intention of providing an economic return equivalent to a unit and the rights, privileges, restrictions and conditions attached to each class A.2 exchangeable share will be such that each class A.2 exchangeable share will be, as nearly as practicable, functionally and economically, equivalent to a New Exchangeable Share and a unit. In particular:

•

each class A.2 exchangeable share will be exchangeable at the option of a holder for (a) one (1) New Exchangeable Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company) or (b) one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company), provided that, after giving effect to any such exchange, the Brookfield Group will not be permitted to receive a number of New Exchangeable Shares that would result in the Brookfield Group owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of New Corporation;

•

the class A.2 exchangeable shares will be redeemable by our company at any time (including following a notice requiring redemption having been given by the partnership) for (a) one (1) New Exchangeable Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company) or (b) one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company);

•

upon a liquidation, dissolution or winding up of our company, holders of class A.2 exchangeable shares will be entitled to receive one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our company) and not any remaining property or assets of our company following such payment;

•

upon a liquidation of the partnership, including where substantially concurrent with a liquidation of our company, all of the class A.2 exchangeable shares will be automatically redeemed for units (or their cash equivalent, at our company’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and

•

subject to applicable law and in accordance with the amended articles of our company, each class A.2 exchangeable share will entitle the holder to dividends from our company payable contemporaneously, and equivalent to, each distribution on a unit. The amended articles of our company will also provide that if a distribution is declared on the units and an equivalent dividend is not declared and paid concurrently on the class A.2 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid.

Each class A.2 exchangeable share held by the partnership or its subsidiaries will be convertible into a class A.1 exchangeable share or a class C share at the option of the holder.

Description of the Class B Shares

The class B shares will continue to be structured to provide the holders with control of our company. In particular:

•

holders of class B shares will be entitled to, in the aggregate, a number of votes equal to three (3) times the number of votes attached to the class A.1 exchangeable shares. As a result, holders of class B shares will have a 75% voting interest in our company and holders of class A.1 exchangeable shares will have a 25% voting interest in our company; and

•

in the event that a share/stock dividend is declared and paid on the class A.1 exchangeable shares, a share/stock dividend will be paid to holders of class B shares in an equal number of class B shares as class A.1 exchangeable shares are paid to holders of class A.1 exchangeable shares.

Description of the Class C Shares

The class C shares will be unaffected by the Arrangement and will continue to be structured to provide the holders thereof with all of the residual value in our company. In particular:

•

subject to applicable law and in accordance with the terms of the class C shares, only holders of class C shares will be entitled to a residual right to participate, upon liquidation or winding-up of our company, in the assets of our company;

•

subject to applicable law and in accordance with the term of the class C shares, subject to the prior rights of the holders of the class A.1 exchangeable shares and class A.2 exchangeable shares and of any preferred shares then outstanding, the holders of class C shares will be entitled to receive dividends as and when declared by the Board; and

•

share/stock dividends, if any, will be paid to holders of class C shares in an equal number of class C shares as class A.1 exchangeable shares are paid to holders of class A.1 exchangeable shares and class A.2 exchangeable shares are paid to holder of class A.2 exchangeable shares.

Executive and Other Compensation

For a discussion of executive compensation matters relating to our company, see “Report on Executive Compensation” in the 2024 Annual Management Information Circular, which is incorporated by reference in this Circular.

Documents Incorporated by Reference

The following documents of our company, which have been filed with the securities regulatory authorities in Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

a.	our company’s management information circular dated May 6, 2024 (our “2024 Annual Management Information Circular”);

b.

our company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 dated March 18, 2024 (our “company’s Annual Report”) (filed in Canada with the Canadian securities regulatory authorities in lieu of an annual information form), which includes our company’s audited consolidated statements of financial position as of December 31, 2023 and 2022 and the related consolidated statements of operating results, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2023, together with the report thereon of the independent registered public accounting firm and management’s discussion and analysis of our company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023; and

c.

our company’s unaudited interim condensed and consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 and management’s discussion and analysis thereon (our “company’s Q2 2024 MD&A”).

Any documents of our company of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus and any template version of marketing materials (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed by the partnership with the securities regulatory authorities in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the partnership’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +1-441-294-3309, and are also available electronically at our company’s SEDAR+ profile at www.sedarplus.ca and our company’s EDGAR profile at www.sec.gov/edgar. Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Torys LLP, counsel to BIPC and the New Corporation, the following describes certain material Canadian federal income tax consequences with respect to the disposition of the exchangeable shares and the receipt, holding and disposition of the New Exchangeable Shares acquired by a holder pursuant to the Arrangement who as beneficial owner, and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BIPC, New Corporation and the partnership and (ii) holds the exchangeable shares and will hold the New Exchangeable Shares received pursuant to the Arrangement as capital property (a “Holder”). Generally, such shares will be considered to be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), including the Proposed Amendments effective for taxation years beginning after 2024 with respect to “mutual fund corporations” for purposes of the Tax Act, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary assumes that at all relevant times (i) the exchangeable shares are, and the New Exchangeable Shares will be, listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX), (ii) not more than 50% of the fair market value of an exchangeable share or a unit is, and not more than 50% of the fair market value of a New Exchangeable Share will be, attributable to one or more properties each of which is real property in Canada, a “Canadian resource property” or a “timber resource property”, and (iii) all or substantially all of the property of the New Corporation and the units of the partnership will not be “taxable Canadian property” (each as defined in the Tax Act). This summary also assumes that each of the partnership, BIPC and New Corporation is not a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.

Following completion of the Arrangement, New Corporation will qualify as a “mutual fund corporation” as defined in the Tax Act. New Corporation intends to file the necessary election under the Tax Act so that it will be deemed to be a “public corporation” effective from the beginning of its first taxation year, and therefore can qualify as a “mutual fund corporation” throughout its first taxation year. In addition, New Corporation should continue to qualify as a “mutual fund corporation” for purposes of the Tax Act for taxation years beginning after 2024 having regard to the Proposed Amendments relating to “mutual fund corporations”.

To maintain its “mutual fund corporation” status, New Corporation will be required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. New Corporation intends to qualify as a “mutual fund corporation” throughout each taxation year in which the New Exchangeable Shares are outstanding and this summary assumes that will be the case. If New Corporation were to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to New Corporation and the Holders may arise.

BIPC is currently, and will continue to be, a “mutual fund corporation” for the purposes of the Tax Act until the end of its current taxation year (including at the Effective Time). For its first taxation year starting after 2024, BIPC will cease to be a “mutual fund corporation” as a consequence of the Proposed Amendments. However, it is not expected that this loss of status would give rise to material, adverse tax consequences to either the Holders or New Corporation.

This summary also relies as to certain matters on a certificate of officers of New Corporation.

This summary is not applicable to a Holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares or New Exchangeable Shares as a “tax shelter investment”, (ii) that is a

“financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units, exchangeable shares or New Exchangeable Shares (each as defined in the Tax Act), (v) that receives dividends on exchangeable shares or New Exchangeable Shares as part of a “dividend rental arrangement”, (vi) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the New Exchangeable Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act, or (vii) that is exempt from tax under Part I of the Tax Act. Furthermore, this summary is not applicable to a Holder that is a “controlling corporation” of BIPC or New Corporation (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in New Exchangeable Shares having regard to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of an exchangeable share or a New Exchangeable Share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Holders Resident in Canada

The following portion of the summary is applicable to a Holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “Resident Holder”). Certain Resident Holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable share and New Exchangeable Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose exchangeable share or New Exchangeable Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Disposition of Exchangeable Shares Pursuant to the Arrangement

Unless a Resident Holder (other than a Resident Dissenter (as defined below)) includes any portion of the gain or loss otherwise determined in respect of the transfer of a Resident Holder’s exchangeable shares to New Corporation in computing its income for the taxation year in which the transfer occurs, on the transfer of a Resident Holder’s exchangeable shares in exchange for New Exchangeable Shares, such Resident Holder will be deemed to have disposed of all such exchangeable shares for proceeds of disposition equal to the Resident Holder’s aggregate adjusted cost base of such exchangeable shares immediately before the share transfer. The aggregate adjusted cost base of the New Exchangeable Shares received by such Resident Holder will be equal to the aggregate adjusted cost base immediately before the share transfer of the exchangeable shares so transferred. Accordingly, a Resident Holder will not realize a capital gain or a capital loss as a result of such transfer.

Where a Resident Holder includes any portion of the gain or loss otherwise determined in respect of the transfer in computing its income for the taxation year in which the transfer occurs, the Resident Holder will realize a capital gain (or capital loss) on the exchangeable shares to the extent that the Resident Holder’s aggregate proceeds of disposition for the exchangeable shares, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the exchangeable shares to the Resident Holder immediately before the transfer. The Resident Holder’s proceeds of disposition for the exchangeable shares will be equal to the fair market value of the exchangeable shares so transferred. The Resident Holder’s aggregate adjusted cost base of the New Exchangeable Shares received by the Resident Holder on the transfer will also be equal to that fair market value. See the section titled “Certain Canadian

Federal Income Tax Considerations — Taxation of Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights and is entitled to be paid fair value for their exchangeable shares in accordance with the Arrangement (a “Resident Dissenter”) will be deemed to transfer their exchangeable shares to BIPC in consideration for an amount equal to the fair value of such exchangeable shares.

A Resident Dissenter who is entitled to be paid the fair value of their exchangeable shares by BIPC will be considered to have disposed of such exchangeable shares for proceeds of disposition equal to the amount received by the Resident Dissenter (other than any portion thereof that is interest awarded by a court). Such Resident Dissenters will realize a capital gain (or incur a capital loss) to the extent that such proceeds of disposition exceeds (or is less than) the aggregate of the adjusted cost base of the exchangeable shares to the Resident Dissenter immediately before their transfer to BIPC pursuant to the Arrangement and the Resident Dissenter’s reasonable costs of the disposition. See the section titled “Certain Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.

Any interest awarded to a Resident Dissenter by a court will be included in the Resident Dissenter’s income for purposes of the Tax Act.

Dividends on the New Exchangeable Shares

Taxable dividends received on the New Exchangeable Shares by a Resident Holder will be included in computing the Resident Holder’s income.

Taxable dividends on the New Exchangeable Shares received by a Resident Holder that is an individual will be included in computing the Resident Holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if New Corporation designates the dividends as “eligible dividends”. There may be limitations on New Corporation’s ability to designate taxable dividends as eligible dividends.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the New Exchangeable Shares received by a Resident Holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the Resident Holder’s income and will generally be deductible by the Resident Holder in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat all or a portion of a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

In the case of a Resident Holder that is a “specified financial institution”, taxable dividends received on the New Exchangeable Shares will be deductible in computing its taxable income only if either:

a.	the specified financial institution did not acquire the New Exchangeable Shares in the ordinary course of its business; or

b.	at the time of receipt of the taxable dividends by the specified financial institution,

(i)	the New Exchangeable Shares are listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX); and

(ii)	dividends are received in respect of not more than 10% of the issued and outstanding New Exchangeable Shares by

A.	the specified financial institution; or

B.	the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).

Notwithstanding the discussion above, during the period while the New Rights Agreement is in place, the New Exchangeable Shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a Resident Holder of New Exchangeable Shares that is a corporation in respect of which dividends on the New Exchangeable Shares will be included in the Resident Holder’s income as a taxable dividend, such taxable dividends received on the New Exchangeable Shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the New Exchangeable Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding New Exchangeable Shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length for purposes of the Tax Act, is a member or beneficiary.

Resident Holders should be aware that exchanges at the request of holders of New Exchangeable Shares may impact the percentage of New Exchangeable Shares held by such Resident Holders.

A Resident Holder of New Exchangeable Shares which is a corporation other than a “private corporation” or a “financial intermediary corporation” (each as defined in the Tax Act) will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any taxable dividends received by it on the New Exchangeable Shares to the extent that such taxable dividends are deductible in computing its taxable income.

A Resident Holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the New Exchangeable Shares, to the extent that such dividends are deductible in computing its taxable income. Where Part IV.1 tax also applies to a taxable dividend received by a corporation, the rate of Part IV tax payable by the corporation is reduced by the rate of Part IV.1 tax.

The amount of any dividend that New Corporation elects to pay from its “capital gains dividend account” as defined in the Tax Act (a “Capital Gains Dividend”) received by a Resident Holder of the New Exchangeable Shares from New Corporation will be considered to be a capital gain of such Holder from the disposition of capital property in the taxation year of the Resident Holder in which the Capital Gains Dividend is received.

Taxable dividends or Capital Gains Dividends paid to a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Resident Holders are urged to consult their own tax advisors as to the availability of a credit against their federal income tax liability or a deduction from income under the Tax Act in the event of any future U.S. federal withholding tax on dividends. For further information in this respect, see “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of New Exchangeable Shares”.

Redemptions, Exchanges and Other Dispositions of the New Exchangeable Shares

A Resident Holder who disposes of, or who is deemed to dispose of, a New Exchangeable Share, including a disposition to New Corporation (whether on a redemption by New Corporation, an exchange at the request of the Holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such share and any reasonable costs of disposition. The Resident Holder’s proceeds of disposition for the New Exchangeable Share will be equal to the fair market value of such New Exchangeable Share. See “Certain Canadian Federal Income Tax Considerations—Taxation of Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” below.

The cost to a Resident Holder of a unit received on the exchange of a New Exchangeable Share will equal the fair market value of the New Exchangeable Share for which it was exchanged at the time of the exchange. The adjusted cost base to a Resident Holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the Resident Holder as capital property at the time.

For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s Annual Report.

Taxation of Capital Gains and Capital Losses

Subject to the Capital Gains Proposals (as defined below), one-half of a capital gain realized by a Resident Holder in a taxation year generally must be included in income as a taxable capital gain. One-half of a capital loss realized by a Resident Holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.

Proposed Amendments related to the capital gains inclusion rate (the “Capital Gains Proposals”) would increase a Resident Holder’s capital gains inclusion rate for a taxation year ending after June 24, 2024, from one-half to two-thirds, subject to a transitional rule applicable for a Resident Holder’s 2024 taxation year that would reduce the capital gains inclusion rate for that taxation year to, in effect, one-half for net capital gains realized before June 25, 2024. The Capital Gains Proposals also include provisions that would, generally, offset the increase in the capital gains inclusion rate for up to $250,000 of net capital gains realized (or deemed to be realized) by Resident Holders that are individuals (including certain trusts) in the year that are not offset by net capital losses carried back or forward from another taxation year. The Capital Gains Proposals also provide that capital losses realized prior to June 25, 2024, which are deductible against capital gains included in income for the 2024 or subsequent taxation years will offset an equivalent capital gain regardless of the inclusion rate which applied at the time such capital losses were realized. Resident Holders should consult their own tax advisors with respect to the Capital Gains Proposals.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a New Exchangeable Share may be reduced by the amount of any deductible dividends received or deemed to be received by the Resident Holder on such New Exchangeable Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a New Exchangeable Share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such Resident Holders should consult their own advisors.

A taxable capital gain realized by a Resident Holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Additional Refundable Tax

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or is, at any time in the taxation year, a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains and interest. Resident Holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment

Based on the current provisions of the Tax Act, provided that the New Exchangeable Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE), the New Exchangeable Shares will be “qualified investments” under the Tax Act for a trust governed by a tax-free savings account (“TFSA”), first home savings account (“FHSA”), registered disability savings plan (“RDSP”), registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), or deferred profit sharing plan.

Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such New Exchangeable Shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the New Exchangeable Shares will not be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with New Corporation for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in New Corporation. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of New Exchangeable Shares may impact the percentage of total New Exchangeable Shares held by such holders, annuitants or subscribers.

Holders of TFSAs, FHSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such New Exchangeable Shares will be such a “prohibited investment”, including with respect to whether the New Exchangeable Shares would be “excluded property” for purposes of such rules in their particular circumstances.

Taxation of Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the New Exchangeable Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of Exchangeable Shares Pursuant to the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on the disposition of exchangeable shares pursuant to the Arrangement unless the exchangeable shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the exchangeable shares will not constitute “taxable Canadian property” of a Non-Resident Holder at the time of the Arrangement provided that BIPC is a mutual fund corporation unless, at any particular time during the sixty (60)-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BIPC were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the exchangeable shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. BIPC expects that, at the Effective Time, the condition in (b) will not be met such that the exchangeable shares are not expected to be “taxable Canadian property” to a Non-Resident Holder.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the exchangeable shares may be deemed to be “taxable Canadian property.” Non-Resident Holders for whom exchangeable shares may constitute “taxable Canadian property” should consult their own tax advisors.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights and is entitled to be paid fair value for their exchangeable shares in accordance with the Arrangement (a “Non-Resident Dissenter”) will be deemed to transfer such exchangeable shares to BIPC in consideration for an amount equal to the fair value of such exchangeable shares.

As discussed above under “Certain Canadian Federal Income Tax Considerations—Taxation of Holders Not Resident in Canada—Disposition of Exchangeable Shares Pursuant to the Arrangement”, a Non-Resident Dissenter will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Non-Resident Dissenter on the disposition of exchangeable shares unless the exchangeable shares constitute “taxable Canadian property” and are not “treaty-protected property” (each as defined in the Tax Act) of the Non-Resident Dissenter at the time of disposition.

Any interest paid or credited to a Non-Resident Dissenter in respect of the exercise of Dissent Rights will not be subject to Canadian withholding tax, provided that such interest is not “participating debt interest” (as defined in the Tax Act). Non-Resident Holders should consult their own tax advisors in this regard.

Dividends on the New Exchangeable Shares

Dividends, other than Capital Gains Dividends, paid or credited on the New Exchangeable Shares or deemed to be paid or credited on the New Exchangeable Shares to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The same Canadian withholding tax consequences apply to a Capital Gains Dividend to the extent of the lesser of the amount of the dividend received by the Non-Resident Holder and the Non-Resident Holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of New Corporation, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, New Corporation’s “TCP gains balance” is the amount of New Corporation’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act), minus an amount of certain dividends paid previously relating to such net capital gains. New Corporation expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital Gains Dividends are otherwise not subject to Canadian withholding tax and Capital Gains Dividends received by a Non-Resident Holder will be considered to be a capital gain of the Non-Resident Holder from the disposition of capital property in the taxation year of the Non-Resident Holder in which the Capital Gains Dividend is received. The Non-Resident Holder will not be subject to tax under the Tax Act in respect of such a Capital Gains Dividend.

Redemptions, Exchanges and Other Dispositions of the New Exchangeable Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of New Exchangeable Shares unless the New Exchangeable Shares are “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the New Exchangeable Shares will not constitute “taxable Canadian property” of a Non-Resident Holder at a particular time provided that New Corporation is a mutual fund corporation unless, at any particular time during the sixty (60)-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of New Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the New Exchangeable Shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. New Corporation does not expect that that the condition in (b) will be met at any relevant time such that the New Exchangeable Shares are not expected to be “taxable Canadian property” to a Non-Resident Holder.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the New Exchangeable Shares may be deemed to be “taxable Canadian property.” Non-Resident Holders for whom New Exchangeable Shares may constitute “taxable Canadian property” should consult their own tax advisors.

The cost to a Non-Resident Holder of a unit received on the exchange of a New Exchangeable Share will equal the fair market value of the New Exchangeable Share for which it was exchanged at the time of the exchange. The adjusted cost base to a Non-Resident Holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the Non-Resident Holder as capital property at the time.

For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s Annual Report.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of the New Exchangeable Shares received pursuant to the Arrangement. This summary is based on provisions of the Code, on the Treasury Regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authority, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. The summary assumes that U.S. Holders and Non-U.S. Holders hold their New Exchangeable Shares as “capital assets” within the meaning of the Code (generally, property held for investment). This summary does not address U.S. Holders that receive cash other than in U.S. dollars upon their exercise of Dissent Rights in the Arrangement. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of BIP and the purchase, ownership, and disposition of BIP units set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors — Risks Related to Taxation” in BIP’s Annual Report. The following summary is limited as described in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in BIP’s Annual Report and as described herein.

This summary is necessarily general and may not apply to all categories of Shareholders, some of whom may be subject to special rules, including, without limitation:

•	persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BIPC;

•

persons that will own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of either the total voting power or total value of the stock of New Corporation immediately following the Arrangement;

•	dealers in securities or currencies;

•	financial institutions or financial services entities;

•	mutual funds;

•	life insurance companies;

•	persons that hold exchangeable shares or will hold New Exchangeable Shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments;

•	persons whose exchangeable shares or New Exchangeable Shares are loaned to a short seller to cover a short sale of such shares;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons who have elected mark-to-market accounting;

•	persons who hold exchangeable shares or will hold New Exchangeable Shares through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes;

•	“passive foreign investment companies”, “controlled foreign corporations”, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•

any Non-U.S. Holder treated for U.S. federal income tax purposes as a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the Arrangement is consummated;

•	any Non-U.S. Holder treated for U.S. federal income tax purposes as engaged in a trade or business within the United States;

•	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons subject to special tax accounting rules under Section 451(b) of the Code; and

•	certain U.S. expatriates or former long-term residents of the United States.

This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares or New Exchangeable Shares other than in U.S. dollars. The actual tax consequences of the Arrangement and the ownership and disposition of New Exchangeable Shares received pursuant to the Arrangement will vary, depending on a holder’s individual circumstances.

Under Section 367(a) of the Code and the Treasury Regulations thereunder, special rules may apply to a U.S. Holder that actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of New Corporation within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i) immediately after the Arrangement. Any such U.S. Holder is urged to consult its tax adviser regarding the U.S. federal income tax consequences of the Arrangement with regard to the holder’s particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of exchangeable shares, other than a U.S. Holder or an entity classified as a partnership (including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes).

If a partnership, including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes, holds exchangeable shares or, upon the completion of the Arrangement, New Exchangeable Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of such partnership. Holders that are partnerships for U.S. federal income tax purposes and the partners of such partnerships are urged to consult their tax advisers regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of New Exchangeable Shares received pursuant to the Arrangement.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT AND, AFTER THE COMPLETION OF THE ARRANGEMENT, THE OWNERSHIP AND DISPOSITION OF NEW EXCHANGEABLE SHARES WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE INCOME TAX TREATY.

The following discussion assumes that the Arrangement will be consummated as described in the Arrangement Agreement and this Circular.

Partnership Status of BIP and the Holding LP

Each of BIP and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner of a partnership is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of such partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. BIP units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) such partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We understand that the general partner of BIP intends to manage the affairs of BIP and the Holding LP so that BIP will meet the Qualifying Income Exception in each taxable year. Accordingly, we understand that the general partner of BIP believes that BIP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. The remainder of this summary assumes that BIP and the Holding LP will be treated as partnerships for U.S. federal income tax purposes.

Characterization of the New Exchangeable Shares

The U.S. federal income tax consequences of the Arrangement and the ownership and disposition of the New Exchangeable Shares received pursuant to the Arrangement depend, in part, on whether the exchangeable shares and the New Exchangeable Shares are, for U.S. federal income tax purposes, treated as stock of BIPC and New Corporation, respectively, and not as interests in BIP. It is the opinion of Torys LLP that, based upon the Code, Treasury Regulations, published revenue rulings, court decisions, and certain factual statements and representations made by BIPC, New Corporation, the general partner of BIP, and Brookfield Corporation, as of the date hereof, the exchangeable shares should be treated as stock of BIPC and the New Exchangeable Shares should be treated as stock of New Corporation for U.S. federal income tax purposes. However, there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares or the New Exchangeable Shares. An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and provides no assurance that the IRS will not assert a contrary position with respect to such issue or that a court would not sustain such a position if asserted by the IRS. If the exchangeable shares or the New Exchangeable Shares are not treated as stock of BIPC or New Corporation, respectively, and, in either case, are instead treated as BIP units, then the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of the New Exchangeable Shares received pursuant to the Arrangement could differ materially and adversely from the consequences described herein. Based on the foregoing opinion of Torys LLP, the remainder of this summary assumes that the exchangeable shares will be treated as stock of BIPC and the New Exchangeable Shares will be treated as stock of New Corporation for U.S. federal income tax purposes.

General

Subject to the limitations and qualifications described above under “Certain United States Federal Income Tax Considerations” and herein, the following discussion under the headings “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders” and “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders” constitutes the opinion of Torys LLP, tax counsel to BIPC and New Corporation, as to certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders of the Arrangement and the ownership and disposition of New Exchangeable Shares received pursuant to the Arrangement. This opinion is based upon and subject to customary assumptions, qualifications, limitations, and representations from New Corporation, BIPC, Brookfield Corporation, and the general partner of BIP, as well as certain covenants and undertakings by the foregoing entities. Among other things, this opinion assumes the absence of relevant changes in fact or law between the date of this Circular and the dates on which the Arrangement is completed. If any of the assumptions, qualifications, limitations, representations, covenants, or undertakings is incorrect, incomplete, or inaccurate, or is violated, then the validity of this opinion may be affected, and the U.S. federal income tax consequences could differ, perhaps substantially, from those described in this Circular. An opinion of counsel represents counsel’s best legal judgment, but it does not bind the IRS or any court. Accordingly, notwithstanding this opinion, there can be no assurance that the IRS will not assert a position contrary to one or more of the conclusions set forth herein or that a court would not sustain such a challenge, in which case the U.S. federal income tax consequences to holders of exchangeable shares could differ materially and adversely from the U.S. federal income tax consequences described below.

Consequences to U.S. Holders

Exchange of Exchangeable Shares for New Exchangeable Shares Pursuant to the Arrangement

The exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement (the “Share Exchange”), taken together with certain related transfers pursuant to the Arrangement, should qualify as a transfer described in Section 351 of the Code. Accordingly, subject to the discussion below regarding the receipt of exchange rights and the treatment of nonqualified preferred stock, a U.S. Holder who receives New Exchangeable Shares in the Share Exchange:

•	should not recognize gain or loss in the Share Exchange;

•	should have an aggregate tax basis in New Exchangeable Shares received in the Share Exchange equal to the aggregate tax basis of the exchangeable shares surrendered in exchange therefor; and

•	should have a holding period for New Exchangeable Shares received in the Share Exchange that includes its holding period for its exchangeable shares surrendered in exchange therefor.

If the Share Exchange fails to qualify as a transfer described in Section 351 of the Code, then a U.S. Holder who receives New Exchangeable Shares in the Share Exchange generally would recognize capital gain or loss, for U.S. federal income tax purposes, equal to the difference between (i) the fair market value as of the closing date of the New Exchangeable Shares received and (ii) the holder’s adjusted tax basis in the exchangeable shares surrendered in exchange therefor. Each U.S. Holder is urged to consult its tax adviser regarding the U.S. federal income tax consequences of the Share Exchange to such holder under Section 351 of the Code, in light of the holder’s particular circumstances.

In addition to the above consequences, if, contrary to expectation, BIPC were classified for U.S. federal income tax purposes as a passive foreign investment company (“PFIC”) during a U.S. Holder’s holding period for its exchangeable shares, then the PFIC rules generally would apply to the holder’s exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement. Under certain proposed Treasury Regulations, which would apply retroactively if finalized as proposed, a U.S. shareholder of stock of a PFIC generally does not recognize gain if, pursuant to certain nonrecognition transactions (which include transfers described in Section 351 of the Code), such PFIC stock is exchanged for stock of a different corporation (such as New Corporation) (i) that is treated as a PFIC for its taxable year that includes the day after the exchange or (ii) that owns directly or indirectly stock of the transferred PFIC, but only to the extent that the shareholder is treated for U.S. federal income tax purposes as indirectly owning after the transfer at least as great an interest in the transferred PFIC (by value) as the shareholder owned before the transfer. Based on its expected income, assets, and activities, BIPC does not expect to be classified as a PFIC for the current taxable year, nor does it believe that it was a PFIC for a previous taxable year. However, the PFIC determination is based on the application of complex U.S. federal income tax rules and depends upon the composition of a corporation’s income and assets and the nature of its activities from time to time, and Torys LLP has rendered no opinion as to BIPC’s classification under the PFIC rules or as to the application of the proposed Treasury Regulations. U.S. Holders are urged to consult their tax advisers regarding the potential for the PFIC rules to apply to the Share Exchange in light of their particular circumstances.

Receipt of Exchange Rights. In certain circumstances, the exchange right component of exchangeable stock is treated as separate property other than stock. An exchange right that is not a component of exchangeable stock, such as the secondary exchange right, may also be treated as separate property. Separate property other than stock is treated as “boot” in an exchange pursuant to Section 351 of the Code. The Share Exchange is intended to be an exchange described in Section 351 of the Code. However, the IRS announced in published guidance that, where an exchange right component of exchangeable stock is exercisable solely against the issuing corporation, it is not boot, but the exchange right is boot if it may be exercised against the corporation into whose stock the exchangeable stock is exchangeable. The terms of the exchange right in respect of the New Exchangeable Shares permit a holder of New Exchangeable Shares to exercise the right to exchange New Exchangeable Shares for BIP units or cash solely against New Corporation. Accordingly, based on the IRS guidance, the exchange right should not be treated as taxable “boot” for U.S. federal income tax purposes. However, this tax treatment is not free from doubt, because the facts relating to the exchange right differ in certain respects from the IRS guidance. The secondary exchange right, on the other hand, is exercisable solely against Brookfield Corporation (and not BIPC or BIP). Based on this distinction, and taking into account the IRS guidance, New Corporation intends to take the position that the secondary exchange right constitutes separate property treated as taxable boot.

If the Share Exchange, taken together with certain related transfers, qualifies as a transfer described in Section 351 of the Code, and the exchange rights and secondary exchange rights are treated as taxable boot (and the New Exchangeable Shares are not treated as nonqualified preferred stock, as discussed below), then a U.S. Holder that exchanges exchangeable shares for New Exchangeable Shares generally would recognize any gain to the extent of the fair market value of the exchange rights in the Share Exchange, but no loss would be permitted to be recognized. Notwithstanding the foregoing, New Corporation believes that both the exchange rights and the secondary exchange rights received by U.S. Holders pursuant to the Share Exchange will have only nominal value and, therefore, that their receipt will not result in any material U.S. federal income tax consequences, regardless of whether such rights constitute taxable boot. It is possible, however, that the IRS could take the position that the exchange rights or the secondary exchange rights constitute boot with greater than nominal value, and that a court would sustain such an IRS challenge. Each U.S. Holder is urged to consult its tax adviser regarding the U.S. federal income tax consequences of receiving exchange rights and secondary exchange rights pursuant to the Share Exchange.

Nonqualified Preferred Stock. Even if the Share Exchange qualifies as a transfer described in Section 351 of the Code, if the New Exchangeable Shares are deemed to constitute “nonqualified preferred stock” under Section 351(g) of the Code, then the receipt of New Exchangeable Shares in the Share Exchange generally should be fully taxable to a U.S. Holder for U.S. federal income tax purposes. In such case, a U.S. Holder generally should recognize capital gain or loss for U.S. federal income tax purposes at the time of the Share Exchange. Such gain or loss generally should equal the difference between (i) the fair market value of the New Exchangeable Shares received and (ii) the holder’s adjusted tax basis in the exchangeable shares surrendered in exchange therefor. This gain or loss generally should be long-term capital gain or loss if, as of the effective time of the Share Exchange, the holding period for the surrendered exchangeable shares is more than one year. If a U.S. Holder purchased blocks of exchangeable shares in different transactions, then the holder must calculate gain or loss separately for each block of shares.

Nonqualified preferred stock generally includes preferred stock if the holder of such stock has the right, exercisable within the 20-year period beginning on the issue date, to require the issuer or a related person to redeem or purchase the stock. Since holders of New Exchangeable Shares have the right to require New Corporation to redeem the New Exchangeable Shares in exchange for BIP units or their cash equivalent, the question of whether the New Exchangeable Shares are nonqualified preferred stock turns upon whether the New Exchangeable Shares will be considered preferred stock. Preferred stock for this purpose is stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent. The legislative history of Section 351 of the Code provides that stock that is convertible or exchangeable into stock of a corporation other than the issuer (including, for example, stock of a parent corporation or other related corporation) is not considered to be stock that participates in corporate growth to any significant extent. It is not entirely clear whether the intent of this statement is that stock with such an exchange privilege is not considered to participate in corporate growth, or simply that this exchange feature is not taken into account in determining whether the stock participates in corporate growth.

There is no direct authority interpreting what type of stock is considered limited and preferred as to dividends and does not participate in corporate growth to any significant extent within the meaning of Section 351(g). Certain features of the New Exchangeable Shares, however, support a determination that the New Exchangeable Shares are not preferred stock. Specifically, it is expected that dividends on the New Exchangeable Shares will be declared and paid at the same time as distributions are declared and paid on the BIP units, to provide holders of New Exchangeable Shares with an economic return equivalent to the economic return on BIP units. Such distributions on BIP units are expected to be based to a significant extent on distributions BIP receives indirectly with respect to equity interests in the Brookfield Infrastructure Holding Entities, as well as BIPC. As a result of these indirect distributions, and taking into account the expected equivalence of distributions on New Exchangeable Shares and distributions on BIP units, as well as the value of BIPC in proportion to the value of BIP, the New Exchangeable Shares may be considered to participate in New Corporation’s corporate growth to a significant extent by reason of the common investment by New Corporation and BIP (indirectly through affiliates) in BIPC. Nor should the New Exchangeable Shares more generally be treated as limited and preferred as to dividends within the meaning of Section 351(g), because the terms of the New Exchangeable Shares impose no limit on the amount of dividends declared, other than to limit such amount to the corresponding distributions declared and paid on an equal number of BIP units, the value of which can be expected to reflect the growth of our group as a whole.

Based on the foregoing facts and circumstances, and taking into account certain factual statements and representations made by New Corporation, BIPC, the general partner of BIP, and Brookfield Corporation, as of the date hereof, it is the opinion of Torys LLP that the New Exchangeable Shares should not be treated as nonqualified preferred stock within the meaning of Section 351(g) of the Code. However, there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the New Exchangeable Shares. An opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, does not bind the IRS or the courts, and provides no assurance that the IRS will not assert a contrary position or that a court would not sustain such a position if asserted by the IRS. Each U.S. Holder is urged to consult its tax adviser regarding the potential for the New Exchangeable Shares to be treated as nonqualified preferred stock.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder that exercises Dissent Rights pursuant to the Arrangement and is paid cash in exchange for all of its exchangeable shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by the holder in exchange for exchangeable shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in such exchangeable shares surrendered. Subject to the potential application of the rules described below under the heading “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Passive Foreign Investment Company Considerations” with respect to BIPC, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the exchangeable shares exceeds one year at the time of the completion of the Arrangement. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Ownership and Disposition of New Exchangeable Shares

Taxation of Distributions. Subject to the discussion below under the heading “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to New Exchangeable Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the holder’s gross income as a dividend to the extent paid out of New Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds New Corporation’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its New Exchangeable Shares, and to the extent the amount of the distribution exceeds the holder’s tax basis, the excess will be taxed as capital gain.

Dividends received by individuals and other non-corporate U.S. Holders with respect to New Exchangeable Shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and New Corporation is not treated as a PFIC for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on New Exchangeable Shares generally will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is urged to consult its tax adviser regarding the application of the relevant rules in light of such holder’s particular circumstances.

Dividends paid by New Corporation generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of the U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by New Corporation with respect to New Exchangeable Shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its tax adviser regarding the availability of the foreign tax credit with respect to such holder’s particular circumstances.

Sale, Redemption, Exchange, or Other Taxable Disposition of New Exchangeable Shares. Subject to the discussion below under the headings “Certain United States Federal Income Tax Considerations — Consequences to U.S. Holders — Ownership and Disposition of New Exchangeable Shares — Exercise of the BIP Call Right” and “Certain United States Federal Income Tax Considerations — Consequences to U.S. Holders — Ownership and Disposition of New Exchangeable Shares — Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of the New Exchangeable Shares equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in the New Exchangeable Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as BIP units) received. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the New Exchangeable Shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or BIP units by Brookfield Corporation pursuant to the New Rights Agreement, or (ii) whose exchange request is satisfied by the delivery of cash by BIP pursuant to the exercise of the BIP Call Right (as defined below). For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of BIP units pursuant to BIP’s exercise of the BIP Call Right, see the discussion below under the heading “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Exercise of the BIP Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or BIP units by New Corporation are described in the following paragraph.

A redemption or exchange of a U.S. Holder’s New Exchangeable Shares satisfied by New Corporation will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in New Corporation (within the meaning of Section 302(b)(3) of the Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the New Exchangeable Shares, each U.S. Holder may be required to take into account not only the New Exchangeable Shares and other equity interests in New Corporation actually owned by the holder, but also other equity interests in New Corporation that are constructively owned by the holder within the meaning of Section 318 of the Code. If a U.S. Holder owns (actually or constructively) only an insubstantial percentage of the total equity interests in New Corporation and exercises no control over New Corporation’s corporate affairs, the holder may be entitled to sale or exchange treatment on a redemption or exchange of the New Exchangeable Shares if the holder experiences a reduction in its equity interest in New Corporation (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If a U.S. Holder meets none of the alternative tests of Section 302(b) of the Code, the redemption or exchange will be treated as a distribution subject to the rules described above under “Certain United States Federal Income Tax Considerations— Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Taxation of Distributions”. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of New Exchangeable Shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its tax adviser regarding the tax treatment of a redemption or exchange of New Exchangeable Shares.

In the event that a redemption or exchange is properly treated as a distribution, the amount of the distribution will be equal to the amount of cash and the fair market value of property received (such as BIP units) without any offset for a U.S. Holder’s tax basis in the New Exchangeable Shares. In such case, any tax basis in the redeemed or exchanged New Exchangeable Shares would be transferred to a U.S. Holder’s remaining New Exchangeable Shares.

Exercise of the BIP Call Right. BIP has the right to acquire New Exchangeable Shares directly from a holder thereof under certain circumstances in exchange for BIP units or cash (the “BIP Call Right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of New Exchangeable Shares for cash pursuant to the exercise of the BIP Call Right, see the discussion above under “Certain United States Federal Income Tax Considerations—

Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Sale, Redemption, Exchange, or Other Taxable Disposition of New Exchangeable Shares”.

The U.S. federal income tax consequences to a U.S. Holder of the exchange of New Exchangeable Shares for BIP units pursuant to the exercise of the BIP Call Right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the Code. For the exchange to so qualify, BIP (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the Code. With respect to the classification of BIP as a partnership, see the discussion above under “Certain United States Federal Income Tax Considerations—Partnership Status of BIP and the Holding LP”.

Section 721(b) of the Code provides that Section 721(a) of the Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the Code) if such partnership were incorporated. Under Section 351 of the Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded, and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.

Based on the shareholders’ rights in the event of the liquidation or dissolution of New Corporation (or BIP) and the terms of the New Exchangeable Shares, which are intended to provide an economic return equivalent to the economic return on BIP units (including identical distributions), and taking into account the expected relative values of BIP’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of BIP currently does not expect a U.S. Holder’s transfer of New Exchangeable Shares in exchange for BIP units pursuant to BIP’s exercise of the BIP Call Right to be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the Code. Thus, we understand that the general partner of BIP currently expects such exchange to qualify as tax-free under Section 721(a) of the Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of BIP, and no assurance can be provided as to the position, if any, taken by the general partner of BIP with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by BIP. In addition, based on the highly factual nature of such future exchange, and taking into account that many of the relevant facts and circumstances are not within the control of BIP, Torys LLP has rendered no opinion with respect to whether any such future exchange of New Exchangeable Shares for BIP units pursuant to the exercise of the BIP Call Right will qualify as tax-free under Section 721(a) of the Code. If BIP were an investment company immediately following the exchange of New Exchangeable Shares for BIP units pursuant to the exercise of the BIP Call Right, and such exchange were to result in diversification of interests with respect to a U.S. Holder, then Section 721(a) of the Code would not apply with respect to the holder, and the holder would be treated as if the holder had sold its New Exchangeable Shares to BIP in a taxable transaction for cash in an amount equal to the value of the BIP units received.

Even if a U.S. Holder’s transfer of New Exchangeable Shares in exchange for BIP units pursuant to BIP’s exercise of the BIP Call Right qualifies as tax-free under Section 721(a) of the Code, we understand that the general partner of BIP currently expects for BIP and the Holding LP to immediately undertake subsequent transfers of such New Exchangeable Shares that would result in the allocation to such U.S. Holder of any gain realized under Section 704(c)(1) of the Code. Under this provision, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if such partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of built-

in gain by such partnership. If Section 704(c)(1) of the Code applies with respect to a U.S. Holder, and the holder fails to disclose to BIP its basis in New Exchangeable Shares exchanged for BIP units pursuant to the exercise of the BIP Call Right, then, solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the Code, we understand that the general partner of BIP intends to use a reasonable method to estimate the holder’s basis in the New Exchangeable Shares exchanged for BIP units pursuant to the exercise of the BIP Call Right. To ensure compliance with Section 704(c) of the Code, such estimated basis could be lower than a U.S. Holder’s actual basis in its New Exchangeable Shares. As a result, the amount of gain reported by BIP to the IRS with respect to such U.S. Holder in connection with such subsequent transfers could be greater than the correct amount. Torys LLP has rendered no opinion with respect to whether the method used by the general partner of BIP to estimate a holder’s basis in New Exchangeable Shares exchanged for BIP units pursuant to the exercise of the BIP Call right is reasonable.

If, contrary to what we understand to be the current expectations of the general partner of BIP, Section 704(c)(1) does not apply as a result of any such subsequent transfers by BIP or the Holding LP of New Exchangeable shares transferred by a U.S. Holder for BIP units in an exchange qualifying as tax-free under Section 721(a) of the Code, then the U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its New Exchangeable Shares deferred as a result of such exchange under other provisions of the Code. Under Section 737 of the Code, the U.S. Holder could be required to recognize built-in gain if BIP were to distribute any BIP property other than money (or, in certain circumstances, New Exchangeable Shares) to the former holder of New Exchangeable Shares within seven years of exercise of the BIP Call Right. Under Section 707(a) of the Code, the U.S. Holder could be required to recognize built-in gain if BIP were to make distributions (other than “operating cash flow distributions”, unless another exception were to apply) to the U.S. Holder within two years of exercise of the BIP Call Right.

If Section 721(a) of the Code applies to a U.S. Holder’s exchange of New Exchangeable Shares for BIP units pursuant to the exercise of the BIP Call Right by BIP and, contrary to what we understand to be the current expectations of the general partner of BIP, none of the special provisions of the Code described in the two preceding paragraphs applies, then the U.S. Holder generally should not recognize gain or loss with respect to New Exchangeable Shares treated as contributed to BIP in exchange for BIP units, except as described below under the heading “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares—Passive Foreign Investment Company Considerations”. The aggregate tax basis of the BIP units received by the U.S. Holder pursuant to the BIP Call Right would be the same as the aggregate tax basis of the New Exchangeable Shares (or single undivided portion thereof) exchanged therefor, increased by the holder’s share of BIP’s liabilities, if any. The holding period of the BIP units received in exchange for New Exchangeable Shares would include the holding period of the New Exchangeable Shares surrendered in exchange therefor. A U.S. Holder that acquires different blocks of New Exchangeable Shares at different times or different prices is urged to consult its tax adviser regarding the manner in which gain or loss should be determined in the holder’s particular circumstances, as well as the holder’s holding period in BIP units received in exchange for New Exchangeable Shares.

For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BIP units received in exchange for New Exchangeable Shares, see the discussion in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in BIP’s Annual Report. The U.S. federal income tax consequences of exchanging New Exchangeable Shares for BIP units are complex, and each U.S. Holder is urged to consult its tax adviser regarding such consequences in light of the holder’s particular circumstances.

Passive Foreign Investment Company Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if New Corporation is treated as a PFIC for any taxable year during which the U.S. Holder holds New Exchangeable Shares. A non-U.S. corporation, such as New Corporation, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.

Based on its expected income, assets, and activities, New Corporation does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether New Corporation is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of New Corporation’s income and assets from time to time, there can be no assurance that New Corporation will not be considered a PFIC for any taxable year, or that the IRS or a court will agree with New Corporation’s determination as to its PFIC status.

Subject to certain elections described below, if New Corporation were a PFIC for any taxable year during which a U.S. Holder held New Exchangeable Shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the New Exchangeable Shares would be allocated ratably over the U.S. Holder’s holding period for the New Exchangeable Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before New Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its New Exchangeable Shares were to exceed 125% of the average of the annual distributions on the New Exchangeable Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of New Exchangeable Shares.

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat such holder’s interest in New Corporation as a “qualified electing fund” (a “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of New Corporation, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement from New Corporation and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, New Corporation intends to make available information related to the PFIC status of New Corporation and any other subsidiary of New Corporation that New Corporation is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF Election with respect to each such entity.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that New Corporation or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.

Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on the U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder is urged to consult its tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to the holder’s ownership and disposition of New Exchangeable Shares.

Consequences to Non-U.S. Holders

Exchange of Exchangeable Shares for New Exchangeable Shares and Exercise of Dissent Rights Pursuant to the Arrangement

For U.S. federal income tax purposes, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement or upon the receipt of cash as a result of the Non-U.S. Holder’s exercise of Dissent Rights. Each Non-U.S. Holder is urged to consult its tax adviser regarding the U.S. federal income tax consequences of the Arrangement in light of the holder’s particular circumstances.

Ownership and Disposition of New Exchangeable Shares

Distributions on New Exchangeable Shares made to Non-U.S. Holders and proceeds from the sale or other disposition of New Exchangeable Shares generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on New Exchangeable Shares that is treated as a deemed dividend under Section 871(m) of the Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). BIP indirectly holds stock of a U.S. corporation through the Holding LP, and the New Exchangeable Shares are intended to be structured so that distributions are identical to distributions on BIP units. Accordingly, the contractual arrangements relating to the New Exchangeable Shares could be subject to Section 871(m) of the Code, as discussed below.

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the New Exchangeable Shares constitute a simple contract or a complex contract. In the absence of direct authority, Torys LLP has rendered no opinion regarding the classification of the contractual arrangement relating to the New Exchangeable Shares as a simple contract or a complex contract for purposes of Section 871(m) of the Code and the Treasury Regulations thereunder. New Corporation intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the Code before January 1, 2027, and no portion of a distribution made on New Exchangeable Shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m) of the Code. For distributions made on New Exchangeable Shares on or after January 1, 2027, Section 871(m) of the Code will apply if the contractual arrangements relating to the New Exchangeable Shares meet a “substantial equivalence” test. If this is the case, New Corporation expects to withhold U.S. federal income tax, generally at a rate of 30%, on any portion of a distribution on New Exchangeable Shares that is treated as a dividend equivalent and paid on or after January 1, 2027.

This 30% withholding tax may be reduced or eliminated under the Code or an applicable income tax treaty, provided that the Non-U.S. Holder properly certifies its eligibility by providing an IRS Form W-8. If, notwithstanding the foregoing, New Corporation is unable to accurately or timely determine the tax status of a Non-U.S. Holder for purposes of establishing whether reduced rates of withholding apply, then U.S. withholding tax at a rate of 30% may apply to any portion of a distribution on New Exchangeable Shares that is treated as a dividend equivalent under Section 871(m) of the Code. A dividend equivalent may also be subject to a 30% withholding tax under FATCA, unless a Non-U.S. Holder properly certifies its FATCA status on IRS Form W-8 or other applicable form and satisfies any additional requirements under FATCA.

Notwithstanding the foregoing, New Corporation’s position that the contractual arrangements relating to the New Exchangeable Shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the New Exchangeable Shares is uncertain. Accordingly, the IRS could challenge New Corporation’s position and assert that the contractual arrangements relating to the New Exchangeable Shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the Code or an applicable income tax treaty), to that portion, if any, of a distribution on New Exchangeable Shares that is treated as referencing a U.S.-source dividend paid to BIP or the Holding LP. Each Non-U.S. Holder is urged to consult its tax adviser regarding the implications of Section 871(m) of the Code and FATCA for the ownership of New Exchangeable Shares with respect to such holder’s particular circumstances.

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; (iii) that is treated for U.S. federal income tax purposes as engaged in a trade or business within the United States; or (iv) that is a (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in New Corporation in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder is urged to consult its tax adviser regarding the application of these special rules.

Information Reporting, Backup Withholding, and Other Reporting Requirements

U.S. Holders generally will be subject to information reporting and may be subject to backup withholding on any cash payments received as a result of the exercise of Dissent Rights pursuant to the Arrangement.

Distributions on New Exchangeable Shares made to a U.S. Holder and proceeds from the sale or other disposition of New Exchangeable Shares generally will be subject to information reporting and may, under certain circumstances, be subject to backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders generally will be required to report information relating to an interest in the New Exchangeable Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. Each U.S. Holder is urged to consult its tax adviser regarding the information reporting obligations, if any, with respect to the holder’s ownership and disposition of New Exchangeable Shares.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, Non-U.S. Holders may be required to certify their non-U.S. status (on an applicable IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO HOLDERS OF EXCHANGEABLE SHARES AND NEW EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER, AND IN REVIEWING THIS CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE ARRANGEMENT WITH RESPECT TO SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES.

RISK FACTORS

You should carefully consider the following risk factors. As each New Exchangeable Share will have substantially the same terms as our exchangeable shares, and New Corporation will carry on its business through our company, you should also carefully consider the risk factors incorporated by reference from our company’s Annual Report and our company’s Q2 2024 MD&A, and the other information incorporated by reference in this Circular, as updated by our subsequent filings with securities regulatory authorities in Canada, which are incorporated herein by reference.

In addition, as each New Exchangeable Share has been structured with the intention of providing an economic return equivalent to one unit, you should carefully consider the risk factors applicable to Brookfield Infrastructure’s business and an investment in units, which are incorporated by reference from the partnership’s Annual Report. For additional information regarding Brookfield Infrastructure, see “Information Concerning the Partnership”, “Documents Incorporated by Reference” and “Other Information”.

Risks Relating to the Arrangement

Completion of the Arrangement is subject to a number of conditions precedent and required approvals

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of our company, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside of the control of our company include, without limitation, the required shareholder approvals and the approval of the TSX and NYSE. There can be no certainty, nor can our company provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived or that the Arrangement will be completed as currently contemplated or at all. If the Arrangement is delayed or not completed, the market price of the exchangeable shares may be materially adversely affected.

The Arrangement Agreement may be terminated in accordance with its terms

The Arrangement Agreement may be terminated in certain circumstances, including in the sole and absolute discretion of the Board, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can our company provide any assurance, that the Arrangement Agreement will not be terminated prior to the completion of the Arrangement.

The failure to complete the Arrangement could negatively impact our company

Failure to complete the Arrangement for any reason could negatively impact the market price of the exchangeable shares, and our company will remain liable for costs relating to the proposed Arrangement.

Risks Relating to the New Corporation

The New Corporation is a holding entity and will rely on our company to provide the New Corporation with the funds necessary to pay distributions and meet its financial obligations

The New Corporation is a holding entity and its sole material asset will be the class A.1 exchangeable of shares of our company through which the New Corporation’s principal investments will be held. The New Corporation will have no independent means of generating revenue. As a result, the New Corporation will depend on distributions and other payments from our company to provide the New Corporation with the funds necessary to pay distributions on the New Exchangeable Shares and to meet its financial obligations. Our company is legally distinct from the New Corporation and it may become restricted in its ability to pay dividends and distributions or otherwise make funds available to the New Corporation pursuant to applicable laws, regulatory requirements and contractual agreements. Any other entities through which the New Corporation may conduct operations in the future will also be legally distinct from the New Corporation and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to the New Corporation under certain conditions. Our company will generally be required to service any debt obligations that may arise before making distributions to the New Corporation, thereby reducing the amount of the New Corporation’s cash flow available to pay distributions, fund working capital and satisfy other needs.

The New Corporation is a newly formed company with no separate operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance

The New Corporation is a newly formed company with no separate operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance. The New Corporation was formed in October 2024 and has only recently commenced activities and has not generated any significant net income to date. Our lack of operating history will make it difficult to assess our ability to operate profitably and make distributions to shareholders. Although our business has been under Brookfield Infrastructure and our company’s control prior to the formation of the New Corporation, its results have not previously been reported on a stand-alone basis and, therefore, may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical and pro forma financial information included herein was prepared and presented.

Risks Relating to the New Exchangeable Shares

The New Exchangeable Shares have never been publicly traded and an active and liquid trading market for our New Exchangeable Shares may not develop

Prior to the Arrangement, there has not been a market for our New Exchangeable Shares. We have applied to have our New Exchangeable Shares listed on the NYSE and the TSX under the symbol “BIPC”. Listing is subject to the approval of the NYSE and the TSX in accordance with their respective listing requirements. The TSX has conditionally approved the listing of the New Exchangeable Shares. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our New Exchangeable Shares or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of our New Exchangeable Shares if a liquid and active trading market for our New Exchangeable Shares does not develop. In addition, if such a market does not develop, relatively small sales of our New Exchangeable Shares may have a significant negative impact on the price of our New Exchangeable Shares. A number of factors, principally factors relating to the New Corporation but also including factors specific to Brookfield Infrastructure and our company’s business, financial condition and liquidity, economic and financial market conditions, interest rates, availability of capital and financing sources, volatility levels and other factors could lead to a decline in the value of New Exchangeable Shares and a lack of liquidity in any market for New Exchangeable Shares.

The New Rights Agreement will terminate on March 31, 2025

The New Rights Agreement will terminate on March 31, 2025, unless otherwise terminated earlier pursuant to its terms. After such date, holders of New Exchangeable Shares will no longer have the benefit of the protections provided for by the New Rights Agreement and will be reliant solely on the rights provided for in our company’s articles. In the event that New Corporation or the partnership fails to satisfy a request for exchange after the expiry of the New Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights.

Risks Relating to Taxation

United States

If the New Exchangeable Shares are treated as “nonqualified preferred stock” for U.S. federal income tax purposes, U.S. Holders receiving New Exchangeable Shares may recognize taxable gain.

The exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement, taken together with certain related transfers, is expected to qualify as a transaction described in Section 351 of the Code, generally with no gain or loss recognition to U.S. Holders. However, even if such exchange qualifies as a transaction described in Section 351 of the Code, a U.S. Holder would be required to recognize the full amount of gain realized upon the exchange if the New Exchangeable Shares constitute “nonqualified preferred stock” for U.S. federal income tax purposes.

Based on the facts and circumstances, including the structure of our group and the manner in which distributions on New Exchangeable Shares are determined, and taking into account certain factual statements and representations made by New Corporation, BIPC, the general partner of BIP, and Brookfield Corporation, as of the date hereof, it is the opinion of Torys LLP that the New Exchangeable Shares should not be treated as nonqualified preferred stock within the meaning of Section 351(g) of the Code. However, there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the New Exchangeable Shares. An opinion of counsel does not bind the IRS or the courts, and it provides no assurance that the IRS will not assert a contrary position or that a court would not sustain such a position if asserted by the IRS. Each U.S. Holder is urged to consult its tax adviser regarding the potential for the New Exchangeable Shares to be treated as nonqualified preferred stock.

For a more complete discussion of the U.S. federal income tax consequences for U.S. Holders of the exchange of exchangeable shares for New Exchangeable Shares pursuant to the Arrangement, see “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders” above. The U.S. federal income tax consequences of the Arrangement are complex, and each U.S. Holder is urged to consult its tax adviser regarding the foregoing considerations in light of the holder’s particular circumstances.

Canada

Canadian federal income tax considerations described herein may be materially and adversely impacted by certain events.

If New Corporation does not qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading “Certain Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.

In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of New Corporation will not be changed in a manner that adversely affects the shareholders of New Corporation, or that such tax laws will not be administered in a way that is less advantageous to New Corporation or its shareholders.

GENERAL PROXY MATTERS

What if I plan to attend the Meeting and vote by online ballot?

In order to attend the virtual Meeting, you will need to complete the following steps:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-285-452-426

Step 2: Follow these instructions:

Registered Shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “brookfield2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Meeting by clicking on the “Vote” tab on the meeting site. If you log in and vote on any matter at the Meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the Meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the Meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “brookfield2024” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the Meeting by clicking on the “Vote” tab on the meeting site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins.

What if I plan to vote by proxy in advance of the Meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

•

by Internet: access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

•	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Trust Company of Canada:

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

•

by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of our company) to represent you as proxyholder at the Meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at www.computershare.com/BIPC by no later than the Proxy Deadline.

If you are a Non-Registered Shareholder and your exchangeable shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other Intermediary, and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of our company and the associated costs will be borne by our company.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bip.brookfield.com/bipc under “BIPC Reorganization”, on our SEDAR+ profile at www.sedarplus.ca and on our EDGAR profile at www.sec.gov/edgar pursuant to Notice and Access. The cost of solicitation will be borne by our company.

What happens if I sign the proxy sent to me?

Signing the proxy appoints one of the Management Representatives or another person you have appointed, to vote or withhold from voting your exchangeable shares at the Meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my exchangeable shares?

You may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the Meeting and knows he or she has been appointed to vote your exchangeable shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. Registered Shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Trust Company of Canada: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a Registered Shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of our company at the address below no later than 5:00 p.m. (Toronto time) on November 29, 2024, or, in the event the virtual Meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the Meeting. Voting on any online ballot will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Infrastructure Corporation c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the Meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my exchangeable shares be voted if I give my proxy?

The persons named on the form of proxy must vote your exchangeable shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your exchangeable shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of the Arrangement Resolution put before shareholders at the Meeting. See “Business of the Meeting” on page 26 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As at the date of this Circular, management of our company is not aware of any amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Our company’s transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online
Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com Website: http://www.investorcentre.com/

If my exchangeable shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a Non-Registered Shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository, such as CDS or DTC, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of exchangeable shares you beneficially own.

Since our company has limited access to the names of its Non-Registered Shareholders, if you attend the virtual Meeting, our company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the Meeting, you will need to complete the following steps:

•	Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

•

Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with Computershare at www.computershare.com/BIPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a username which will allow you or your appointee to log in to and vote at the Meeting.

If you are a Non-Registered Shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

•

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

•

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

•

Step 3: Computershare will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BIPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest.

A Non-Registered Shareholder who does not wish to attend and vote at the Meeting and wishes to vote prior to the Meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

Our company has distributed the Notice Package to Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Notice Package to Non-Registered Shareholders.

Non-Registered Shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the exchangeable shares they beneficially own. Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of our company, other than as disclosed elsewhere in this Circular, as at October 23, 2024, no informed person of our company or any associate or affiliate of any informed person, has had any interest in any transaction within the three years before the date of this Circular that has materially affected or is reasonably expected to materially affect our company or a subsidiary of our company. For the purposes of this circular, an “informed person” means a director or officer of our company, a director or officer of a person or company that is itself an “informed person” or subsidiary of our company; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of our company or who exercises control or direction over voting securities of our company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of our company.

INTEREST OF EXPERTS

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Torys LLP(1)	External Legal Counsel to our company
McMillan LLP(1)	External Legal Counsel to our company
RBC Dominion Securities Inc.(1)	External Financial Advisor to our company and author of the Fairness Opinion
Deloitte LLP	External Auditor to our company(2), the partnership(3) and the New Corporation(4)
KPMG LLP	External Auditor to Triton International Limited(5)

(1)

To the knowledge of our company, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding exchangeable shares as of the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of our company or of any associate or affiliate of our company.

(2)

Deloitte LLP is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

(3)

Deloitte LLP is independent with respect to the partnership within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

(4)

Deloitte LLP is independent with respect to the New Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

(5)

The consolidated financial statements of Triton International Limited as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

Our company will provide any person or company, upon request in accordance with the directions in the Notice of Meeting, a copy of this Circular and our company’s Annual Report. Upon request to the Corporate Secretary of our company, our company will also provide any person or company our company’s Annual Report (filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form), which includes our financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis (“MD&A”), and/or the interim financial statements and MD&A for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on our company is provided in its financial statements and MD&A. Requests for our company’s Annual Report, Interim Statements and MD&A can be made to our company by mail at 250 Vesey Street, 15th Floor, New York, New York, 10281-1028, by telephone at 212-417-7000, or by email at bip.enquiries@brookfield.com. All of these documents and additional information related to the New Corporation are also available on our company’s website, https://bip.brookfield.com/bipc, on our company’s SEDAR+ profile at www.sedarplus.ca and on our company’s EDGAR profile at www.sec.gov/edgar.

CONSENTS

Consent of Torys LLP

We hereby consent to the references to our name and opinion under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Management Information Circular dated October 23, 2024 with respect to a proposed Plan of Arrangement involving Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., 1505109 B.C. Ltd. and Brookfield Corporation.

DATED at Toronto, Ontario, Canada on October 23, 2024.

/s/ Torys LLP

Consent of RBC

We refer to the fairness opinion of our firm dated October 9, 2024 (the “Fairness Opinion”) forming part of the management information circular dated October 23, 2024 (the “Circular”) of Brookfield Infrastructure Corporation (the “Company”) which we prepared for the Nominating and Governance Committee and the Board of Directors of the company in connection with the Arrangement (as defined in the Circular). We hereby consent to the filing of the text of the Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the inclusion of the Fairness Opinion, and all references thereto, in the Circular. In providing our consent, we do not intend that any person other than the Board of Directors of the company shall be entitled to rely upon the Fairness Opinion.

DATED at Toronto, Ontario, Canada on October 23, 2024.

/s/ RBC Dominion Securities Inc.

DIRECTORS’ APPROVAL

The contents and posting of this Circular have been approved by the directors of our company.

/s/ William Cox

William Cox

Chair of the Nominating and Governance Committee

October 23, 2024

GLOSSARY

Unless the context requires otherwise, prior to completion of the Arrangement, the terms “we”, “us”, “our” and “our company” refer to Brookfield Infrastructure Corporation, together with all of its subsidiaries, and “we”, “us” and “our” will also refer, unless the context otherwise requires, to the New Corporation and our company, together with all of its subsidiaries, following completion of the Arrangement. References to “Brookfield Infrastructure” mean the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company and New Corporation) (each as defined below). References to “our group” means Brookfield Infrastructure and, depending on the context, our company and/or the New Corporation. All dollar values ($) in this Circular are in U.S. dollars, except as otherwise noted, and, unless the context suggests otherwise, references to:

•	“2024 Annual Management Information Circular” have the meaning ascribed thereto under “Information Concerning our Company—Documents Incorporated by Reference”;

•	“Additional Dividends” are to additional dividends that may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the Board;

•

“Arrangement” are to the court approved arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, as a result of which, among other things, (i) each exchangeable share (other than exchangeable shares held by the Brookfield Group) will be exchanged for a New Exchangeable Share; (ii) our articles will be amended to create class A.1 exchangeable shares and class A.2 exchangeable shares and remove the existing class of exchangeable shares; (iii) the New Corporation will transfer the exchangeable shares received from Shareholders (other than the Brookfield Group) to our company in exchange for class A.1 exchangeable shares; (iv) the Brookfield Group will exchange each of its exchangeable shares for a class A.2 exchangeable share of our company; and (v) the New Corporation will be renamed “Brookfield Infrastructure Corporation”, and our company will be renamed “Brookfield Infrastructure Holdings Corporation”;

•

“Arrangement Agreement” mean the arrangement agreement dated October 9, 2024 among our company, the New Corporation, the partnership and Brookfield Corporation providing for the terms of the Arrangement and certain customary indemnities and covenants;

•

“Arrangement Records” are to the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration and a copy of the entered Final Order;

•	“Arrangement Resolution” are to the special resolution of the holders of exchangeable shares and class B shares approving the Plan of Arrangement;

•	“Asset Management Company” are to Brookfield Asset Management ULC;

•	“BCBCA” are to the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

•	“BIP Call Right” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares”;

•	“BNT” are to Brookfield Wealth Solutions Ltd. (formerly Brookfield Reinsurance Ltd.);

•	“Board” mean the board of directors of our company;

•	“Brookfield” are to Brookfield Corporation;

•	“Brookfield Asset Management” are to Brookfield Asset Management Ltd.;

•	“Brookfield Group” are to Brookfield and its subsidiaries and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.;

•	“Brookfield Holders” are to Brookfield, BNT and their respective subsidiaries and related parties;

•

“Brookfield Infrastructure” are to the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company and New Corporation);

•

“Brookfield Infrastructure Holding Entities” are to certain subsidiaries of Holding LP, including Canada Holdco, through which the partnership holds all of its interest in the Brookfield Infrastructure Operating Entities;

•

“Brookfield Infrastructure Operating Entities” are to the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

•	“Canada Holdco” are to Brookfield Infrastructure Holdings (Canada) Inc., an indirect subsidiary of the partnership;

•

“Capital Gains Dividend” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Taxation of Holders Resident in Canada—Dividends under the New Exchangeable Shares”;

•

“Capital Gains Proposals” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Taxation of Capital Gains and Capital Losses—Dividends under the New Exchangeable Shares”;

•	“Circular” mean this management information circular dated October 23, 2024;

•	“class A.1 exchangeable shares” are to the class A.1 exchangeable subordinate voting shares of our company, and “class A.1 exchangeable share” mean any one of them;

•	“class A.2 exchangeable shares” are to the class A.2 exchangeable non-voting shares of our company, and “class A.2 exchangeable share” mean any one of them;

•	“class B shares” are to the class B multiple voting shares in the capital of our company, and “class B share” mean any one of them;

•	“class C shares” are to the class C non-voting shares in the capital of our company, and “class C share” mean any one of them;

•	“Code” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•

“company” or “BIPC” are to Brookfield Infrastructure Corporation, who is the current issuer of the exchangeable shares, and will be renamed “Brookfield Infrastructure Holdings Corporation” pursuant to the Arrangement;

•	“company’s Annual Report” have the meaning ascribed thereto under “Information Concerning our Company—Documents Incorporated by Reference”;

•	“company’s Q2 2024 MD&A” have the meaning ascribed thereto under “Information Concerning our Company—Documents Incorporated by Reference”;

•	“Computershare” are to Computershare Trust Company of Canada;

•	“Court” are to the Supreme Court of British Columbia;

•

“Dissent Rights” mean the right of a Registered Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court;

•

“Dissenting Shareholder” mean a Registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights;

•

“dividend equivalents” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Ownership and Disposition of New Exchangeable Shares”;

•	“DRS” mean direct registration system;

•	“DTC” are to the Depository Trust Company;

•	“EDGAR” are to the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;

•	“Effective Date” mean the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

•	“Effective Time” mean 12:01 a.m. Vancouver local time on the Effective Date, or such other time as may be agreed to by our company, the partnership, Brookfield Corporation and the New Corporation;

•	“Exchange Act” mean the Securities Exchange Act of 1934;

•

“Exchange Form F-3” mean a registration statement on Form F-3 relating to the registration under the Securities Act of units of the partnership that may be issued by the partnership or delivered by the New Corporation, Brookfield and/or their respective subsidiaries to satisfy any exchange, redemption or purchase of New Exchangeable Shares;

•	“exchangeable shares” are to the class A exchangeable subordinate voting shares in the capital of our company and “exchangeable share” mean any one of them;

•

“Fairness Opinion” are to the opinion of the Financial Advisor to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by the Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders;

•	“FATCA” mean the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010;

•	“Final Order” are to the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement;

•	“Financial Advisor” or “RBC” are to RBC Dominion Securities Inc.;

•	“FHSA” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	our “group” are to Brookfield Infrastructure and, depending on the context, our company and/or the New Corporation;

•	“Holder” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations”;

•	“Holding LP” are to Brookfield Infrastructure L.P.;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“Interim Order” are to the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by the Arrangement Agreement;

•	“Intermediary” are to an intermediary such as a bank, trust company, securities dealer, broker or other intermediary that holds shares on behalf of Non-Registered Shareholders;

•	“IRS” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations —Characterization of the New Exchangeable Shares”;

•	“Management Representatives” are to David Krant, Chief Financial Officer, or failing this person, Michael Ryan, Corporate Secretary;

•

“Master Services Agreement” are to the amended and restated master services agreement dated as of February 29, 2024, among the Service Recipients, Brookfield Corporation, the Service Providers and others;

•

“Meeting” are to the special meeting of shareholders (including an adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve the Arrangement Resolution and the other matters set out in the Notice of Meeting accompanying the Circular;

•	“MI 61-101” are to Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions;

•	“New Class B Shares” are to the class B multiple voting shares in the capital of the New Corporation, and “New Class B Share” mean any one of them;

•	“New Corporation” are to 1505109 B.C. Ltd., who will issue the New Exchangeable Shares and be renamed Brookfield Infrastructure Corporation pursuant to the Arrangement;

•	“New Exchangeable Shares” are to the class A exchangeable subordinate voting shares in the capital of the New Corporation, and “New Exchangeable Share” mean any one of them;

•	“New Registration Rights Agreement” are to the registration rights agreement dated to be entered into on the Effective Date between New Corporation, the partnership and Brookfield Corporation;

•	“New Rights Agreement” are to the rights agreement to be entered into on the Effective Date between Brookfield Corporation and the rights agent;

•	“Nominating and Governance Committee” are to the nominating and governance committee of the Board;

•	“Non-Registered Shareholder” are to shareholders who do not hold their exchangeable shares in their own name, but whose exchangeable shares are registered in the name of an Intermediary;

•	“Non-Resident Dissenter” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Not Resident in Canada—Dissenting Non-Resident Holders”;

•	“Non-Resident Holder” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Taxation of Holders Not Resident in Canada”;

•	“Non-U.S. Holder” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“Notice of Meeting” are to the notice of meeting accompanying this Circular;

•	“Notice Package” have the meaning ascribed thereto under “The Meeting—Voting Information—Notice and Access”;

•	“NYSE” are to the New York Stock Exchange;

•

“NYSE Approvals” are to the approval of the NYSE in respect of the listing and posting for trading of the New Exchangeable Shares to be issued to the Shareholders pursuant to the Arrangement and other technical listings required pursuant to the Arrangement;

•	“the partnership” or “BIP” are to Brookfield Infrastructure Partners L.P.;

•	“the partnership’s Annual Report” have the meaning ascribed thereto under “Information Concerning the Partnership—Documents Incorporated by Reference”, and “BIP’s Annual Report” mean the same;

•	“the partnership’s Q2 2024 MD&A” have the meaning ascribed thereto under “Information Concerning the Partnership—Documents Incorporated by Reference”;

•

“PFIC” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations —Consequences to U.S. Holders—Exchange of Exchangeable Shares for New Exchangeable Shares Pursuant to the Arrangement”;

•

“Plan of Arrangement” are to the plan of arrangement attached as Schedule “A” to the Arrangement Agreement, which sets out the terms and conditions of the Arrangement and is attached to this Circular as Appendix A, which plan of arrangement may be amended, varied or supplemented in accordance with the terms thereof, the terms of the Arrangement Agreement or made at the discretion of the Court;

•	“preferred shares” are to the class A senior preferred shares (issuable in series) and class B junior preferred shares (issuable in series) in the capital of our company;

•	“preferred units” are to the preferred limited partnership units of the partnership;

•	“Proposed Amendments” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations”;

•	“QEF Election” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New Exchangeable Shares”;

•	“Qualifying Income Exception” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Partnership Status of BIP and Holding LP”;

•	“RDSP” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	“Record Date” mean October 21, 2024;

•	“Redeemable Partnership Units” have the meaning ascribed thereto under “Information Concerning our Company—Corporate Structure”;

•	“Registration Rights Agreement” are to the registration rights agreement dated March 31, 2020 between our company, the partnership and Brookfield Corporation;

•	“Registered Shareholder” mean a shareholder whose name is set out in our company’s register for the exchangeable shares maintained by Computershare;

•	“Resident Holder” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Taxation of Holders Resident in Canada”;

•	“RESP” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	“rights agent” are to Wilmington Trust, National Association;

•	“Rights Agreement” are to the rights agreement dated March 31, 2020 between Brookfield Corporation and the rights agent;

•	“RRIF” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	“RRSP” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	“SEC” are to the United States Securities and Exchange Commission;

•

“secondary exchange rights” are to the rights of each holder of New Exchangeable Shares to exchange its New Exchangeable Shares for units or their equivalent cash amount from Brookfield under certain circumstances, pursuant to the New Rights Agreement;

•	“Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

•	“SEDAR+” are to the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;

•

“Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited, Brookfield Private Capital (DIFC) Limited and, unless the context otherwise requires, includes any other subsidiary of Brookfield Corporation that provides services to us pursuant to the Master Services Agreement or any other service agreement or Arrangement;

•

“Service Recipients” are to the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;

•	“Shareholder” are to a holder of exchangeable shares;

•

“Share Exchange” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Exchange of Exchangeable Shares for New Exchangeable Shares Pursuant to the Arrangement”;

•	“subsidiary” are to the meaning given to such term in the BCBCA;

•	“Tax Act” are to the Income Tax Act (Canada);

•	“TFSA” have the meaning ascribed thereto under “Certain Canadian Federal Tax Considerations—Taxation of Holders Resident in Canada—Eligibility for Investment”;

•	“Treasury Regulations” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“Triton Acquisition” have the meaning ascribed thereto under “Information Concerning the New Corporation—Financial Information”;

•	“TSX” are to the Toronto Stock Exchange;

•

“TSX Approvals” are to the conditional approval of the TSX in respect of the listing and posting for trading of the New Exchangeable Shares to be issued to Shareholders pursuant to the Arrangement and other technical listings required pursuant to the Arrangement;

•	“unitholder” are to a holder of units;

•	“units” or “BIP units” are to non-voting limited partnership units of the partnership, other than the preferred units;

•	“Unpaid Dividends” have the meaning ascribed thereto under “Information Concerning the New Corporation—Description of New Exchangeable Shares—Dividends”;

•	“U.S. Holder” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”; and

•	“U.S. Securities Laws” mean federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

Appendix A – Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Brookfield Infrastructure Corporation (the “Company”), pursuant to the arrangement agreement among our company, 1505109 B.C. Ltd. (the “New Corporation”), Brookfield Infrastructure Partners L.P. (the “Partnership”) and Brookfield Corporation dated October 9, 2024 (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated October 23, 2024 (the “Circular”), and all the transactions contemplated thereby are hereby authorized and approved.

2.

The plan of arrangement of the Company, as it may be or has been amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular, is hereby authorized and approved.

3.

The Arrangement Agreement and all the transactions contemplated therein, together with the actions of the directors of the Company in approving the Arrangement and the actions of the authorized persons of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the arrangement records and such other documents as are necessary or desirable to the Director under the BCBCA in accordance with the Arrangement Agreement.

7.

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

EXECUTION VERSION

APPENDIX B – ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG

BROOKFIELD INFRASTRUCTURE CORPORATION

and

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

and

1505109 B.C. LTD.

and

BROOKFIELD CORPORATION

October 9, 2024

(continued)

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 9th day of October, 2024,

A M O N G:

BROOKFIELD INFRASTRUCTURE CORPORATION, a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Company”)

- and -

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., an exempted limited partnership existing under the laws of Bermuda,

(hereinafter referred to as the “Partnership”)

- and -

1505109 B.C. LTD., a corporation existing under the laws of British Columbia,

(hereinafter referred to as “New Corporation”)

- and –

solely for purposes of Section 4.5,

BROOKFIELD CORPORATION, a corporation existing under the laws of Ontario,

(hereinafter referred to as “Brookfield”)

WHEREAS the Company and the New Corporation wish to complete the Arrangement (as defined herein) to, among other things, preserve the current benefits received by holders of exchangeable shares (as defined herein) by holding their investments in the business of the Partnership and its Subsidiaries (as defined herein) through a corporation that is intended to qualify as a “mutual fund corporation”, as defined in the Tax Act (as defined herein) as of the Effective Time (as defined herein) and thereafter; and

AND WHEREAS the Board (as defined herein) has reviewed the terms and conditions of the Arrangement, and on the unanimous recommendation of the nominating and governance committee and following receipt of the Fairness Opinion (as defined herein), has determined that the Arrangement is in the best interests of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“Arrangement Resolution” means the special resolution of the holders of exchangeable share and class B shares approving the Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix “A” to the Circular.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the Board of Directors of the Company as constituted from time to time.

“Brookfield” has the meaning given to such term in the Preamble to this Agreement.

“Brookfield Group” means Brookfield and its Subsidiaries, and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario or British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Circular” means the management information circular of the Company, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to holders of the exchangeable shares, class B shares and class C shares in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“class B shares” means the class B multiple voting shares in the capital of the Company, and “class B share” means any one of them.

“class C shares” means the class C non-voting shares in the capital of the Company, and “class C share” means any one of them.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to such term in the Preamble to this Agreement.

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a Registered Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Parties agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement have been satisfied or waived, including the granting of the Final Order by the Court.

“Effective Time” means 12:01 a.m. Vancouver local time on the Effective Date, or such other time as may be agreed to by the Parties.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of the Company.

“Fairness Opinion” means the opinion of RBC Dominion Securities Inc. to the effect that, as of the date of such opinion, the consideration to be received by Public Holders (as defined in the Fairness Opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view, to such shareholders.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement.

“Form F-3” means a registration statement on Form F-3 relating to the registration under the U.S. Securities Act of limited partnership units of the Partnership that may be issued by the Partnership or delivered by the New Corporation, Brookfield and/or their respective Subsidiaries to satisfy any exchange, redemption or purchase of New Exchangeable Shares.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Parties, as it may be varied or amended, as contemplated by Section 2.3 of this Agreement.

“material adverse effect” means, in respect of any corporation or company, any change, event, fact, circumstance or occurrence that has, or would reasonably be expected to have, a material and adverse effect upon the business, assets, liabilities, capitalization, financial condition or results of operation of that corporation or company and its Subsidiaries considered as a whole.

“Meeting” means the special meeting of holders of exchangeable shares and class B shares (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of the Meeting which accompanies the Circular.

“New Class B Shares” means the class B multiple voting shares in the capital of New Corporation, and “New Class B Share” means any one of them.

“New Corporation” has the meaning given to such term in the Preamble to this Agreement.

“New Exchangeable Shares” means the class A exchangeable subordinate voting shares in the capital of New Corporation, and “New Exchangeable Share” means any one of them.

“nominating and governance committee” are to the nominating and governance committee of the Board.

“NYSE” means the New York Stock Exchange.

“Parties” means the Company, the Partnership and the New Corporation and “Party” means any one of them.

“Partnership” has the meaning given to such term in the Preamble to this Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule “A” hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Registered Shareholder” means a holder of exchangeable shares whose name is set out in the register of holders of exchangeable shares maintained by the Transfer Agent on behalf of the Company.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Securities Act” means the Securities Act (Ontario).

“Subsidiary” has the meaning given to such term in the BCBCA.

“Tax Act” means the Income Tax Act (Canada).

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including advisory and other professional expenses and printing and mailing costs associated with the Meeting Materials.

“Transfer Agent” means Computershare Trust Company of Canada, the Company’s transfer agent.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day;

(f)	a reference to time is to local time in Vancouver, British Columbia;

(g)

unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Currency.

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of the United States. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Company.

1.4	Schedules.

The following schedule is attached to this Agreement and forms a part hereof:

Schedule A – Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

As soon as reasonably practicable following the execution of this Agreement, the Company will apply to the Court pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order, which will provide, among other things:

(a)	for the calling and holding of the Meeting for the purpose, among other things, of considering the Arrangement Resolution;

(b)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)

that the requisite approval for the Arrangement Resolution will be: (i) not less than 66 2⁄3% of the votes cast by the holders of exchangeable shares and holders of class B shares, voting together, present in person or represented by proxy at the Meeting; (ii) not less than 66 2⁄3% of the votes cast by the holders of exchangeable shares, voting separately as a class, present in person or represented by proxy at the Meeting and (iii) not less than 66 2⁄3% of the votes cast at the Meeting by holders of class B shares, voting separately as a class;

(d)

that, in all other respects, the terms, conditions and restrictions of the Company’s articles, including quorum requirements for the holders of exchangeable shares and class B shares, and all other matters, shall apply in respect of the Meeting;

(e)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	for the confirmation of the record date for the Meeting;

(h)

that it is the intention of the New Corporation to rely upon Section 3(a)(10) of the U.S. Securities Act in connection with the offer and sale of New Exchangeable Shares in accordance with the Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(i)	that the Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court; and

(j)	for such other matters as the Parties may reasonably require, subject to approval by the Court.

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)

the Company will convene and conduct the Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the Arrangement Resolution (and any other proper purpose as may be set out in the Meeting Materials); and

(b)

the Company will: (i) prepare the Meeting Materials (and any necessary amendments or supplements to the Circular), together with any other documents required by Applicable Law in connection with the Meeting; and (ii) cause the Meeting Materials and other documentation required under Applicable Law in connection with the Meeting to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the Meeting Materials as required or appropriate, and the Company will promptly publicly disseminate any amendment or supplement to the Meeting Materials to the holders of the exchangeable shares, class B shares and class C shares in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Authority. The Meeting Materials shall also contain such information as may be required to allow the New Corporation to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the offer and sale of the New Exchangeable Shares pursuant to the Arrangement.

2.5	Effecting the Arrangement and Ancillary Filings.

Subject to the rights of termination contained in Section 6.2, upon the holders of exchangeable shares and class B shares approving the Arrangement as set out in the Interim Order, the Company obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by the Company, file with the registrar any and all documents (including any documents required pursuant to Section 292 of the BCBCA and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Arrangement will be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.6	U.S. Securities Law Matters.

The Parties agree that the Arrangement will be carried out with the intention that the New Exchangeable Shares issued under the Arrangement will be offered and sold by the New Corporation in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.6.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)

it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)

except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)

violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)

no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement; and

(d)

the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors or the board of directors of its general partner (as applicable) and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2	Representations and Warranties of the Company.

The Company represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the Company is a “taxable Canadian corporation” as defined in the Tax Act;

(b)

the authorized capital of the Company consists of (i) an unlimited number of exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series); and

(c)	as at the date of this Agreement, approximately 132 million exchangeable shares, two class B shares, 11.1 million class C shares and no preferred shares are issued and outstanding.

3.3	Representations and Warranties of the New Corporation.

The New Corporation represents and warrants to each of the Parties as follows and acknowledges that the Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the authorized capital of the New Corporation consists of (i) an unlimited number of New Exchangeable Shares and (ii) an unlimited number of the New Class B Shares; and

(b)

it has no assets (other than the nominal subscription price for initial New Class B Shares issued to a subsidiary of the Partnership), no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement.

3.4	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on such dates as the Company may determine;

(b)

prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement; and

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement.

4.2	Covenants of the Company.

The Company covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

issue 1 class B share to Brookfield Infrastructure Holdings (Canada) Inc. prior to the Effective Time for a subscription price equal to the trading price of a limited partnership unit of the Partnership on the NYSE as of the close of business on the trading day immediately prior to the issuance;

(b)

perform the obligations required to be performed by the Company under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the approval of the holders of the exchangeable shares and class B shares required for the implementation of the Arrangement;

(ii)	the Interim Order and the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Article 5;

(c)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement; and

(d)

on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of jurisdictions in Canada and the United States for the issue by the Company and the New Corporation of the securities to be issued in the Arrangement, and such other exemptions that are necessary or desirable in connection with the Arrangement.

4.3	Covenants of the New Corporation.

The New Corporation covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

perform the obligations required to be performed by the New Corporation under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain (on its own or in cooperation with the Company, as applicable):

(i)	the Interim Order and the Final Order;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5;

(b)	prior to the Effective Date, make an application to list the New Exchangeable Shares on the TSX and NYSE; and

(c)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

4.4	Covenants of the Partnership.

The Partnership covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)

perform the obligations required to be performed by the Partnership under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain (on its own or in cooperation with the Company, as applicable):

(i)	the Interim Order and the Final Order;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5; and

(b)

not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement.

4.5	Covenants of Brookfield.

Brookfield covenants and agrees to enter into a rights agreement with Wilmington Trust, National Association as of the Effective Date pursuant to which Brookfield will agree that, until March 31, 2025, upon an exchange of the New Exchangeable Shares, if the New Corporation has not satisfied its obligation under its articles by delivering the Exchange Consideration (as such term is defined in the New Corporation’s articles) or the Partnership has not exercised its call right in respect of such New Exchangeable Shares, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to the New Corporation’s articles to exchange such New Exchangeable Shares for the Secondary Exchange Amount (as such term is defined in the New Corporation’s articles).

ARTICLE 5

CONDITIONS

5.1	Conditions Precedent to Obligations of the Company.

The obligation of the Company to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the Company without prejudice to its right to rely on any other condition in its favour:

(a)	the Arrangement Resolution will have been approved by the holders of exchangeable shares and class B shares at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Company;

(c)

all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Company, acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to the Company, acting reasonably;

(d)

no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or the effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(e)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(f)	holders of not greater than 5% of all outstanding exchangeable shares shall have validly exercised their Dissent Rights and not withdrawn such exercise as of the Effective Date;

(g)

the New Exchangeable Shares will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(h)	the New Exchangeable Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(i)

the Form F-3 shall have been declared effective under the U.S. Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or initiated or threatened proceedings seeking such a stop order; and

(j)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

The conditions contained in this Section 5.1 are for the sole benefit of the Company and may be waived, in whole or in part, by the Company at any time. Such conditions will not give rise to or create any duty on the part of the Company or the Board to waive or not to waive such conditions and will not in any way limit the Company’s right to terminate this Agreement as set forth in Section 6.2 or alter the consequences of any such termination from those specified in Section 6.3. Any determination made by the Company prior to the Arrangement concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

Subject to Section 5.1, the conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the filing by the Company of the Arrangement Records to give effect to the Plan of Arrangement.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the holders of the exchangeable shares or class B shares. Notwithstanding the foregoing, the Company reserves the right, in its sole discretion, without notice to or the approval of the other Parties or the holders of the exchangeable shares or class B shares, to amend this Agreement to the extent the Company may reasonably consider such amendment necessary or desirable due to the Interim Order or the Final Order. None of the Parties shall have any liability to the holders of the exchangeable shares or class B shares or other Parties, as applicable, for any amendment made pursuant to the foregoing sentence of this Section 6.1. The Plan of Arrangement may be amended in accordance with section 7.1 thereof.

6.2	Termination.

This Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Time, be terminated unilaterally by the Company without further notice to or authorization on the part of the holders of the exchangeable shares or class B shares, the Partnership or Brookfield and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of the Company to unilaterally terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate.

6.3	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.2 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

6.4	Limitations of Covenants.

None of the covenants of the Company contained herein shall prevent the Board from:

(a)	acting in accordance with its view of its fiduciary duties;

(b)

responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving the Company or any of its Subsidiaries; or

(c)	making any disclosure to any shareholders of the Company, which, in the judgement of the Board, is required under Applicable Law.

ARTICLE 7

GENERAL

7.1	Expenses.

The Parties agree that all Transaction Costs incurred by the Parties will be the responsibility of, and will be paid for by, the Partnership or the Company.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To the Company:

Brookfield Infrastructure Corporation

250 Vesey Street, 15th Floor

New York, New York

10281

Attention: Michael Ryan

E-mail:  Michael.Ryan@brookfield.com

(b)	To the Partnership:

Brookfield Infrastructure Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Attention: Jane Sheere

E-mail:  jane.sheere@brookfield.com

(c)	To the New Corporation:

1505109 B.C. Ltd.

250 Vesey Street, 15th Floor

New York, New York

10281

Attention: Michael Ryan

E-mail:  Michael.Ryan@brookfield.com

(d)	To Brookfield:

Brookfield Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention: Swati Mandava

E-mail:  swati.mandava@brookfield.com

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Vice President

1505109 B.C. LTD.

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Director

BROOKFIELD CORPORATION (solely for purposes of section 4.5)

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal and Regulatory

Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(Please see attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Applicable Law” means in respect of any Person: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or supplements to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated October 9, 2024 between the Company, the Partnership, the New Corporation and, solely for the purposes of section 4.5 thereof, Brookfield (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution of the holders of exchangeable shares and class B shares approving the Plan of Arrangement, which is to be considered at the Meeting.

“BCBCA” means the Business Corporations Act (British Columbia).

“Brookfield” means Brookfield Corporation.

“Brookfield Group” means Brookfield and its Subsidiaries, and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in Ontario or British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Canada HoldCo” means Brookfield Infrastructure Holdings (Canada) Inc.

“Circular” means the management information circular of the Company, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the holders of exchangeable shares, class B shares and class C shares in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“class A.1 exchangeable shares” means the class A.1 exchangeable subordinate voting shares of the Company, and “class A.1 exchangeable share” means any one of them.

“class A.2 exchangeable shares” means the class A.2 exchangeable non-voting shares of the Company, and “class A.2 exchangeable share” means any one of them.

“class B shares” means the class B multiple voting shares in the capital of the Company, and “class B share” means any one of them.

“class C shares” means the class C non-voting shares in the capital of the Company, and “class C share” means any one of them.

“Company” means Brookfield Infrastructure Corporation, a corporation governed under the laws of British Columbia, and to be renamed “Brookfield Infrastructure Holdings Corporation” pursuant to Section 3.1(j).

“Court” means the Supreme Court of British Columbia.

“Dissent Rights” means the right of a Registered Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 4 of this Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court.

“Dissenting Shareholder” means a Registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement, and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights.

“DRS” means direct registration system.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Company, the Partnership and the New Corporation agree upon, acting reasonably, as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement have been satisfied or waived, including the granting of the Final Order by the Court.

“Effective Time” means 12:01 a.m. Vancouver local time on the Effective Date, or such other time as may be agreed to by the Company, the Partnership and the New Corporation.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of the Company, and includes any class A exchangeable subordinate voting share in respect of which the Transfer Agent has (i) received a Notice of Exchange (as defined in the articles of the Company) prior to the Effective Time and (ii) not yet delivered the “Exchange Consideration” (as defined in the articles of the Company).

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Company, the Partnership and the New Corporation, as it may be varied or amended, as contemplated by section 2.3 of the Arrangement Agreement.

“Meeting” means the special meeting of holders of exchangeable shares and class B shares (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the Arrangement Resolution and the other matters set out in the notice of meeting accompanying the Circular.

“New Class B Shares” means the class B multiple voting shares in the capital of New Corporation, and “New Class B Share” means any one of them.

“New Corporation” means 1505109 B.C. Ltd.

“New Exchangeable Shares” means the class A exchangeable subordinate voting shares in the capital of New Corporation, and “New Exchangeable Share” means any one of them.

“NYSE” means the New York Stock Exchange.

“Partnership” means Brookfield Infrastructure Partners L.P.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order.

“Registered Shareholder” means a holder of exchangeable shares whose name is set out in the register of holders of exchangeable shares maintained by the Transfer Agent on behalf of the Company.

“Specified Number” means the number equal to $1,000,000 divided by the volume-weighted average trading price (in dollars) of a limited partnership unit of the Partnership on the NYSE for the five-day trading period ending on the trading day immediately prior to the Effective Date, rounded up to the nearest whole number.

“Subsidiary” has the meaning given to such term in the BCBCA.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means Computershare Trust Company of Canada, the Company’s transfer agent.

“TSX” means the Toronto Stock Exchange.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Rules of Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)

if the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day; and

(f)

unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation.

1.3	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of the United States. If an amount is required to be converted from or into another currency, the conversion will be effected using an exchange rate chosen by the Company.

1.4	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.5	Exhibits

The following Exhibits are attached to this Plan of Arrangement and form part hereof:

Exhibit I	Special Rights and Restrictions of class A.1 exchangeable shares and class A.2 exchangeable shares

Exhibit II	Voting Rights of class B shares

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on the Company, the Partnership, Canada HoldCo, the New Corporation, holders of exchangeable shares, holders of class B shares, holders of class C shares, the Transfer Agent and all other Persons, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

ARTICLE 3

ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

(a)	The articles of the Company will be amended:

(i)	to create and authorize the issuance (in addition to the shares that the Company is authorized to issue immediately before such amendment) of the following:

(A)	an unlimited number of class A.1 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to this Plan of Arrangement;

(B)	an unlimited number of class A.2 exchangeable shares having the special rights, privileges and restrictions set out in Exhibit I to this Plan of Arrangement; and

(ii)	to alter the special rights, privileges and restrictions of the class B shares to replace the voting rights therein with the voting rights set out in Exhibit II to this Plan of Arrangement.

(b)

Each exchangeable share held by a Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised his, her or its Dissent Rights and has not withdrawn, or been deemed to have withdrawn, such exercise of Dissent Rights, shall be transferred and assigned by such Dissenting Shareholder, without any further act or formality on his, her or its part, to the Company (free and clear of any Encumbrances) in accordance with, and for the consideration set forth in, Section 4.1.

(c)	With respect to each exchangeable share transferred and assigned in accordance with Section 3.1(b):

(i)

the Dissenting Shareholder shall cease to be the registered holder of such exchangeable share and the name of such Dissenting Shareholder shall be removed from the register of holders of exchangeable shares of the Company as of the Effective Time;

(ii)

the Dissenting Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such exchangeable share; and

(iii)	such exchangeable share shall be cancelled by the Company for no consideration, other than as set forth in Section 4.1(a).

(d)

Each issued and outstanding exchangeable share (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will be transferred to the New Corporation in exchange for one (1) New Exchangeable Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Exchangeable Shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time.

(e)

Concurrently with the transfer of exchangeable shares pursuant to Section 3.1(d), the New Exchangeable Shares will, outside of this Plan of Arrangement, be listed and posted for trading on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances).

(f)

The New Corporation will transfer each exchangeable share it received pursuant to Section 3.1(d) to the Company in exchange for one (1) class A.1 exchangeable share and such exchangeable shares will be cancelled. The aggregate amount to be added by the Company to the stated capital of the class A.1 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(g)

Each exchangeable share held by the Brookfield Group will be transferred to the Company in exchange for one (1) class A.2 exchangeable share of the Company, and such exchangeable shares will be cancelled. The aggregate amount to be added by the Company to the stated capital of the class A.2 exchangeable shares so issued will be an amount equal to the aggregate stated capital of the exchangeable shares so transferred immediately prior to the Effective Time and such amount will be deducted from the stated capital of the exchangeable shares.

(h)

Canada HoldCo will transfer one (1) class B share to the New Corporation in exchange for one (1) New Class B Share. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Share so issued will be an amount equal to the stated capital of the class B share so transferred immediately prior to the Effective Time.

(i)

The Specified Number of New Class B Shares will be issued to Canada HoldCo in exchange for $1,000,000. The aggregate amount to be added by the New Corporation to the stated capital of the New Class B Shares in respect of the New Class B Shares so issued will be $1,000,000.

(j)

The articles of the Company will be amended to (i) change the name of the Company to “Brookfield Infrastructure Holdings Corporation” and (ii) remove the exchangeable shares from the authorized share structure of the Company.

(k) The articles of the New Corporation will be amended to change the name of the New Corporation to “Brookfield Infrastructure Corporation”.

(l)

Any Notice of Exchange (as defined in the articles of the Company) in respect of exchangeable shares exchanged pursuant to Section 3.1(d) that is received by the Transfer Agent prior to the Effective Time and for which the Transfer Agent has not yet delivered the “Exchange Consideration” (as defined in the articles of the Company) will be deemed to be a Notice of Exchange (as defined in the articles of New Corporation) in respect of the corresponding number of New Exchangeable Shares and will be deemed to have been received by the Transfer Agent on the Effective Date.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

(a)

Registered Shareholders may exercise Dissent Rights with respect to any exchangeable shares held by such holder in connection with the Arrangement; provided that, notwithstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises such holder’s Dissent Rights shall, notwithstanding anything to the contrary in Section 245 of the BCBCA, be deemed to have transferred for cancellation the exchangeable shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Encumbrances (other than the right to be paid fair value for such exchangeable shares as set out in this Section 4.1), as provided in Section 3.1(b) and if they:

(i)

ultimately are determined to be entitled to be paid fair value for such exchangeable shares: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b) and 3.1(c)); (B) will be entitled to be paid by the Company the fair value of such exchangeable shares, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in Sections 244 and 245 of the BCBCA and determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (C) shall not be entitled to any other payment or consideration, including any payment or consideration that would be payable or issuable under the Arrangement had such holders not exercised their Dissent Rights in respect of such exchangeable shares; or

(ii)

ultimately are not entitled, for any reason, to be paid fair value for their exchangeable shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of exchangeable shares and shall be entitled to receive only the New Exchangeable Shares in accordance with Section 3.1(d) that such holder would have received pursuant to the Arrangement if such Registered Shareholder had not exercised Dissent Rights;

but in no case shall the Company or the New Corporation or any other Person be required to recognize such Persons as holders of exchangeable shares after the Effective Time, and the names of such Persons shall be deleted from the register of holders of exchangeable shares at the Effective Time.

(b)

In addition to any other restrictions set forth in the BCBCA and the Interim Order, Registered Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5

SHARES

5.1 Registers of Holders

(a)

Upon the transfer of the exchangeable shares pursuant to subsection 3.1(b) of this Plan of Arrangement, the name of each relevant Dissenting Shareholder will be deemed to be removed from the Company’s register of holders of exchangeable shares. Upon the cancellation of the exchangeable shares pursuant to subsection 3.1(c) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(b)

Upon the exchange of the exchangeable shares for New Exchangeable Shares pursuant to subsection 3.1(d) of this Plan of Arrangement, the name of each relevant holder of exchangeable shares will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the New Corporation’s register of holders of New Exchangeable Shares.

(c)

Upon the exchange of the exchangeable shares for class A.1 exchangeable shares pursuant to subsection 3.1(f) of this Plan of Arrangement, the name of the New Corporation will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the Company’s register of holders of class A.1 exchangeable shares. Upon the cancellation of such exchangeable shares pursuant to subsection 3.1(f) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(d)

Upon the exchange of the exchangeable shares for class A.2 exchangeable shares pursuant to subsection 3.1(g) of this Plan of Arrangement, the names of the applicable Persons in the Brookfield Group that held exchangeable shares will be deemed to be removed from the Company’s register of holders of exchangeable shares and will be deemed to be added to the Company’s register of holders of class A.2 exchangeable shares. Upon the cancellation of such exchangeable shares pursuant to subsection 3.1(g) of this Plan of Arrangement, appropriate entries will be made in the Company’s register.

(e)

Upon the transfer of the class B share held by Canada HoldCo to the New Corporation pursuant to subsection 3.1(h) of this Plan of Arrangement, the name of the New Corporation will be deemed to be added to the Company’s register of holders of class B shares and the name of Canada HoldCo will be deemed to be added to the New Corporation’s register of holders of New Class B Shares.

(f)

Upon the subscription by Canada HoldCo for the New Class B Shares pursuant to subsection 3.1(i) of this Plan of Arrangement, the name of Canada HoldCo will be deemed to be added to the New Corporation’s register of holders of New Class B Shares.

5.2	Deemed Fully Paid and Non-Assessable Shares

All New Exchangeable Shares, New Class B Shares, class A.1 exchangeable shares and class A.2 exchangeable shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

5.3	Declared and Unpaid Dividends

Any dividends declared by the Company prior to the Effective Time to holders of exchangeable shares as of a record date prior to the Effective Time and which are unpaid as of the Effective Time will remain payable after the Effective Time to such former holders of the exchangeable shares, notwithstanding the cancellation of the exchangeable shares.

ARTICLE 6

DELIVERY OF CONSIDERATION

6.1	DRS Statements Advices Representing New Exchangeable Shares

Upon the Arrangement becoming effective, the existing DRS advices representing the exchangeable shares (other than exchangeable shares held by the Brookfield Group or by Dissenting Shareholders) will represent New Exchangeable Shares without any further action required on the part of holders thereof.

6.2	No Fractional Shares

In no event shall any holder of exchangeable shares or class B shares be entitled to a fractional New Exchangeable Share, New Class B Share, class A.1 exchangeable shares or class A.2 exchangeable shares.

6.3	Withholding Rights

The Company (and the Transfer Agent on its behalf) shall be entitled to deduct or withhold from amounts payable under this Plan of Arrangement such amounts as the Company (and the Transfer Agent on its behalf) is required to deduct or withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted in accordance with Applicable Law to the appropriate Governmental Authority.

6.4	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

6.5	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over the terms of all exchangeable shares, class B shares and class C shares issued prior to the Effective Time;

(b)

the rights and obligations of the holders of exchangeable shares, class B shares and class C shares, the Company, the New Corporation and any transfer agent or other depositary of the Company, shall be governed by and subject to this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any exchangeable shares, class B shares and class C shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)

The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; and (ii) filed with the Court and, if made following the Meeting, approved by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and, if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

The Company may amend, modify, or supplement this Plan of Arrangement at any time and from time to time after the Meeting but prior to the Effective Time with the approval of the Court, and if required by the Court, after communication to the holders of the exchangeable shares, class B shares and class C shares.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Company, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any holder of exchangeable shares, class B shares or class C shares.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

EXHIBIT I

Special Rights and Restrictions of class A.1 exchangeable shares and class A.2 exchangeable shares

(See attached)

EXHIBIT I

PART 1

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.1 EXCHANGEABLE SUBORDINATE VOTING SHARES

Special Rights and Restrictions

1.1. The Class A.1 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 1.

1.1A Capitalized terms not defined in this Part 1 shall have the meaning given to them in the Articles of the Company in effect on October 9, 2024. In this Part 1, unless the context otherwise requires:

(a)	“Additional Dividends” has the meaning as provided in §1.2;

(b)	“BIP-Affiliated Class A.2 Shareholder” means BIP or a Person Controlled by BIP to the extent BIP or such other Person holds Class A.2 Shares;

(c)	“BIPC” means 1505109 B.C. Ltd., a company incorporated under the laws of British Columbia, Canada;

(d)	“BIPC Class A Share” means a class A exchangeable subordinate voting share of BIPC;

(e)	“BIPC Class A Share Amount” has the meaning as provided in §2.11;

(f)

“BIPC Class A Share Value” means, with respect to a BIPC Class A Share on a particular date, the market price of a BIPC Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BIPC Class A Shares are listed on a U.S. National Securities Exchange, the closing price per BIPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BIPC Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BIPC Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BIPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BIPC Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BIPC Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one BIPC Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(g)

“BIP Units Amount” means, with respect to each Tendered Class A.1 Share or Tendered Class A.2 Share, such number of BIP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Class A.1 Shares or Tendered Class A.2 Shares;

(h)

“Cash Amount” means (a) with respect to each Tendered Class A.1 Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A.1 Share, multiplied by (ii) the BIP Unit Value as of the applicable Valuation Date and (b) with respect to each Tendered Class A.2 Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A.2 Share multiplied by the BIP Unit Value as of the applicable Valuation Date or (ii) the applicable BIPC Class A Share Amount for such Tendered Class A.2 Share multiplied by the BIPC Class A Share Value as of the applicable Valuation Date, as applicable;

(i)	“Class A.1 Exchange Consideration” has the meaning as provided in §1.14;

(j)	“Class A.1 Redemption Consideration” has the meaning as provided in §1.21;

(k)	“Class A.1 Share” means a class A.1 exchangeable subordinate voting share of the Company;

(l)	“Class A.1 Shareholder” means a holder of Class A.1 Shares;

(m)	“Class A.2 Redemption Consideration” has the meaning as provided in §2.22;

(n)	“Class A.2 Share” means a class A.2 exchangeable non-voting share of the Company;

(o)	“Class A.2 Share Consideration” has the meaning as provided in §2.11;

(p)	“Class A.2 Shareholder” means a holder of Class A.2 Shares;

(q)	“Conversion Notice” has the meaning as provided in §2.29;

(r)	“Equivalent Dividend” has the meaning as provided in §1.2;

(s)

“Exchange Date” means the date upon which a Tendering Class A.1 Shareholder’s Exchange Right or Class A.2 Shareholder’s Exchange Right, as applicable, has been satisfied by the delivery of the Class A.1 Exchange Consideration or Class A.2 Exchange Consideration to such Tendering Class A.1 Shareholder or Class A.2 Shareholder, as applicable, with respect to its Tendered Class A.1 Shares or Tendered Class A.2 Shares;

(t)	“Exchange-Redemption Call Right” has the meaning as provided in §2.24;

(u)

“Exchange Right” means the right of each Class A.1 Shareholder or Class A.2 Shareholder, as applicable, to require the Company to redeem all or such portion of the Class A.1 Shares or Class A.2 Shares, as applicable, held in the name of such Class A.1 Shareholder or Class A.2 Shareholder;

(v)	“Liquidation Call Consideration” has the meaning as provided in §1.26;

(w)	“Liquidation Call Right” has the meaning as provided in §1.26;

(x)	“Notice of Class A.1 Redemption” means a Notice of Redemption given pursuant to §1.19;

(y)	“Notice of Class A.2 Redemption” means a Notice of Redemption given pursuant to §2.20;

(z)	“Ownership Cap” has the meaning set forth in §2.14;

(aa)

“Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BIP Units, Class A.1 Shares and/or Class A.2 Shares have the right to receive any cash, securities, assets or other property or in which BIP Units, Class A.1 Shares and/or Class A.2 Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BIP Units, Class A.1 Shares and/or Class A.2 Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BIP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(bb)

“Specified Class A.1 Redemption Date” means, with respect to the Notice of Class A.1 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.1 Redemption to the Class A.1 Shareholder or such later day specified in such Notice of Class A.1 Redemption;

(cc)

“Specified Class A.2 Redemption Date” means, with respect to the Notice of Class A.2 Redemption, the sixtieth (60th) day following delivery of such Notice of Class A.2 Redemption to the Class A.2 Shareholder or such later day specified in such Notice of Class A.2 Redemption;

(dd)	“Tendered Class A.1 Shares” has the meaning as provided in §1.12;

(ee)	“Tendered Class A.2 Shares” has the meaning as provided in §2.11;

(ff)	“Unpaid Class A.1 Dividends” has the meaning as provided in §1.4;

(gg)	“Unpaid Class A.2 Dividends” has the meaning as provided in §2.3; and

(hh)

“Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A.1 Redemption or a Notice of Class A.2 Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day.

DIVIDENDS

Dividend Rights

1.2. Each Class A.1 Shareholder shall be entitled to receive, and the Company shall pay thereon, (i) as and when declared by the board of directors, a dividend on each Class A.1 Share in an amount in cash for each Class A.1 Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A.1 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Equivalent Dividend”) and (ii) at any time there are no Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, additional dividends shall be declared and paid if, as when and declared by the board of directors (“Additional Dividends”).

1.3. All cash dividends on the Class A.1 Shares, other than Additional Dividends, will be declared contemporaneously and paid at the same time in an equal amount per share on the Class A.2 Shares.

Unpaid Class A.1 Dividends

1.4. If the full amount of an Equivalent Dividend is not declared on or about a BIP Distribution Declaration Date, or is declared but is not paid on or about the payment date, then such Class A.1 Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned or authorized (such amounts, the “Unpaid Class A.1 Dividends”). Any dividend payment made on the Class A.1 Shares shall first be credited against the earliest Unpaid Class A.1 Dividends in respect of such Class A.1 Shares that remain payable.

Payment of Dividends

1.5. Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all dividends contemplated by §1.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.1 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

1.6. The Record Date with respect to any Equivalent Dividend declared by the board of directors and the payment date of such Equivalent Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.1 Shares

1.7. The Class A.1 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A Shares and the Class A.2 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.1 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

1.8. Except as expressly provided herein, each Class A.1 Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A.1 Shareholder shall be entitled to cast one vote for each Class A.1 Share held at the record date for the determination of shareholders entitled to vote on any matter.

1.9. Except as otherwise expressly provided herein or as required by Law, the Class A.1 Shareholders and Class B Shareholders will vote together and not as separate classes.

1.10. Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A.1 Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A.1 Shareholders

1.11. In addition to any other approvals required by Law, any approval given by the Class A.1 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.1 Shares or any other matter requiring the approval or consent of the Class A.1 Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A.1 Shareholders duly called and held at which the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares at that time are present or represented by proxy. If at any such meeting the Class A.1 Shareholders holding at least 10% of the outstanding Class A.1 Shares at as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A.1 Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.1 Shareholder

1.12. Subject to applicable Law, at any time from and after the date of the issuance of the Class A.1 Shares, each Class A.1 Shareholder shall have an Exchange Right which may be exercised by delivering a Notice of Exchange to the Transfer Agent by or on behalf of such Class A.1 Shareholder (such Class A.1 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.1 Shares” and such Class A.1 Shareholder, the “Tendering Class A.1 Shareholder”) for the BIP Units Amount per Tendered Class A.1 Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BIP Units Amount per Tendered Class A.1 Share), plus, in either case, a cash amount equal to any Unpaid Class A.1 Dividends.

Notice of Exchange

1.13. A Class A.1 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.1 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.1 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

1.14. Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, the Company will redeem the applicable Tendered Class A.1 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.1 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.1 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share ((i) or (ii), plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Exchange Consideration”) and such delivery of such Class A.1 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §1.5.

1.15. Any Tendering Class A.1 Shareholder shall have no further right, with respect to any Tendered Class A.1 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.1 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.1 Shareholder shall continue to own each Class A.1 Share subject to any Notice of Exchange, and be treated as a Class A.1 Shareholder with respect to each such Class A.1 Share for all other purposes of these Articles, until such Class A.1 Share has been redeemed in accordance with §1.14. A Tendering Class A.1 Shareholder shall have no rights as a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A.1 Shareholder in exchange for Tendered Class A.1 Shares pursuant to §1.12 until the Transfer Agent has issued such BIP Units to such Tendering Class A.1 Shareholder.

1.16. Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.1 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.1 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.1 Shares (rounded down to a whole number of Class A.1 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.1 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.1 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.1 Shareholder, the Company will redeem the maximum number of Tendered Class A.1 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.1 Shareholders on a pro rata basis.

No Fractional BIP Units

1.17. Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.1 Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A.1 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit.

Withholding Taxes

1.18. Each Tendering Class A.1 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.1 Shares pursuant to §1.12 to §1.14 and will be deemed to have authorized the Company to retain such portion of the Class A.1 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §1.18, the Company shall give each Tendering Class A.1 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.1 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.1 Shares subject to such Notice of Exchange, provide the Tendering Class A.1 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.1 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §1.18; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

1.19. If the Company delivers or causes to be delivered a Notice of Class A.1 Redemption to the Class A.1 Shareholders, it shall redeem all of the issued and outstanding Class A.1 Shares on the Specified Class A.1 Redemption Date. The Company may deliver a Notice of Class A.1 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)	a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(b)	the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(c)	the holders of BIP Units approve a restructuring or other reorganization of BIP;

(d)	there is a sale of all or substantially all the assets of BIP;

(e)

there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f)	the board, in its good faith, concludes that the holders of BIP Units or the Class A.1 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.1 Shares

1.20. All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.1 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.1 Redemption to the Class A.1 Shareholders and, without the consent of the Class A.1 Shareholders, shall redeem all of the Class A.1 Shares on the Specified Class A.1 Redemption Date.

Redemption Procedure

1.21. In the event of a redemption of the Class A.1 Shares, each Class A.1 Shareholder shall be considered a Tendering Class A.1 Shareholder and each Class A.1 Share shall be considered a Tendered Class A.1 Share for the purposes of §1.19 to §1.22, and the Company shall, at or prior to Close of Business on the Specified Class A.1 Redemption Date, pay to each Tendering Class A.1 Shareholder either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.1 Share equal to any Unpaid Class A.1 Dividends per Tendered Class A.1 Share ((i) or (ii), plus such Unpaid Class A.1 Dividends collectively being the “Class A.1 Redemption Consideration”) and such delivery of such Class A.1 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.1 Shares. Should the Company elect to satisfy its obligation to redeem the Class A.1 Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §1.5.

1.22. §1.15 to §1.18 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.1 Shares.

LIQUIDATION

Liquidation Rights

1.23. Upon any Liquidation Event, including where substantially concurrent with the a BIP Liquidation Event, each Class A.1 Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class A.1 Share then held by them equal to the BIP Unit Value on the Liquidation Reference Date multiplied by the Conversion Factor (and together with a cash amount for each Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share, the “Class A.1 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.1 Shares in exchange for such number of BIP Units per Class A.1 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.1 Share equal to any Unpaid Class A.1 Dividends per Class A.1 Share in accordance with §1.21 and §1.22, in lieu of paying the Class A.1 Liquidation Amount.

1.24. The rights of the Class A.1 Shareholders to receive the amount set forth in §1.23 is subject to:

(a)	the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.1 Shares;

(b)

prior payment in full to each Tendering Class A Shareholder, Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange, at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c)	prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d)	any Unpaid Dividends, Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e)	prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

1.25. If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §1.23 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §1.23.

BIP Liquidation Call Right

1.26. Notwithstanding §1.23, BIP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A.1 Shareholders and the Class A.2 Shareholders on the Liquidation Date all but not less than all of the Class A.1 Shares and the Class A.2 Shares held by each such holder in exchange for the issuance by BIP of such number of BIP Units per Class A.1 Share or Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A.1 Share or Class A.2 Share equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A.1 Shareholder and Class A.2 Shareholder will be obligated on the Liquidation Date to sell all the Class A.1 Shares and Class A.2 Shares held by such holder to BIP on the Liquidation Date upon issuance by BIP to the holder of the Liquidation Call Consideration for each such Class A.1 Share and Class A.2 Share and the Company will have no obligation to pay any Class A.1 Liquidation Amount or Class A.2 Liquidation Amount to the holders of such Class A.1 Shares and Class A.2 Shares so purchased by BIP.

1.27. In order to exercise the Liquidation Call Right, BIP must notify the Transfer Agent in writing, as agent for the Class A.1 Shareholders, Class A.2 Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BIP exercises the Liquidation Call Right in accordance with this §1.27, all obligations of the Company under §1.23 to §1.25 will terminate and on the Liquidation Date BIP will purchase and Class A.1 Shareholders and Class A.2 Shareholders will sell all of their Class A.1 Shares and Class A.2 Shares then outstanding for a price per share equal to the Liquidation Call Consideration.

Automatic Redemption Rights

1.28. Subject to the exercise of the Liquidation Call Right, in connection with a BIP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A.1 Shares and Class A.2 Shares on the day prior to the effective date of the BIP Liquidation Event and immediately prior to the automatic redemption by BIPC of the then outstanding BIPC Class A Shares for, in its sole and absolute discretion, in respect of each Class A.1 Share or Class A.2 Share redeemed (i) an amount in cash per share equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends), or (ii) such number of BIP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event (together with a cash amount for each Class A.1 Share or Class A.2 Share, as applicable, equal to any Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends).

Call Right

1.29. Each Class A.1 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge the Liquidation Call Right in favour of BIP, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs and to be bound thereby in favour of BIP as herein provided.

PART 2

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A.2 EXCHANGEABLE NON-VOTING SHARES

Special Rights and Restrictions

2.1. The Class A.2 Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 2.

2.1A Capitalized terms not defined in this Part 2 shall have the meaning given to them in Part 1.1A and in the Articles of the Company in effect on October 9, 2024.

DIVIDENDS

Dividend Rights

2.2. Each Class A.2 Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A.2 Share in an amount in cash for each Class A.2 Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A.2 Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A.2 Dividend”), it being understood that Class A.2 Shareholders will not be entitled to any dividends other than the Class A.2 Dividend.

Unpaid Class A.2 Dividends

2.3. If the full amount of a Class A.2 Dividend is not declared on a BIP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A.2 Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned or authorized (such amounts, the “Unpaid Class A.2 Dividends”). Any dividend payment made on the Class A.2 Shares shall first be credited against the earliest Unpaid Class A.2 Dividends with respect to such Class A.2 Shares that remains payable.

Stock Dividends

2.4. In the event a dividend is declared and paid on the Class A.1 Shares consisting of Class A.1 Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class A.2 Shares consisting of Class A.2 Shares.

Payment of Dividends

2.5. Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A.2 Dividends contemplated by §2.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A.2 Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation.

Record and Payment Dates

2.6. The Record Date with respect to any Class A.2 Dividend declared by the board of directors and the payment date of such Class A.2 Dividend will be on or about the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A.2 Shares

2.7. The Class A.2 Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank pari passu with the Class A.1 Shares, junior to the Preferred Shares and senior to the Class B Shares, the Class C Shares and any other shares ranking junior to the Class A.2 Shares with respect to priority in payment of dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

VOTING

Voting Rights

2.8. Each Class A.2 Shareholder will be entitled to receive notice of, and to attend all meetings of shareholders of the Company, but will not be entitled to vote at any such meetings.

Amendment with Approval of Class A.2 Shareholders

2.9. In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class A.2 Shares as a class may be added to, changed or removed but only with the approval of the Class A.2 Shareholders given as hereinafter specified.

2.10. The approval of the Class A.2 Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A.2 Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A.2 Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class A.2 Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class A.2 Shareholders duly called for that purpose. On every poll taken at every meeting of the Class A.2 Shareholders as a class, each Class A.2 Shareholder entitled to vote thereat shall have one vote in respect of each Class A.2 Share held.

EXCHANGE RIGHTS

Exchange at the Option of the Class A.2 Shareholder

2.11. Subject to applicable Law, the Ownership Cap and due exercise by BIP or BIPC of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A.2 Shares, each Class A.2 Shareholder shall have an Exchange Right which may be exercised by delivering Notice of Exchange to the Transfer Agent by or on behalf of such Class

A.2 Shareholder (such Class A.2 Shares specified in the Notice of Exchange being hereafter referred to as “Tendered Class A.2 Shares” and such Class A.2 Shareholder, the “Tendering Class A.2 Shareholder”) for (a) the BIP Units Amount per Tendered Class A.2 Share, (b) one BIPC Class A Share per Class A.2 Share multiplied by the Conversion Factor or its cash equivalent based on the NYSE closing price of the BIPC Class A Share as at the date of receipt of a Notice of Exchange (or if such date is not a business day, the first business day thereafter) in respect of the Class A.2 Shares (“BIPC Class A Share Amount”) (either the BIP Units Amount or the BIPC Class A Share Amount being the “Class A.2 Share Consideration”) or (c) if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the Class A.2 Share Consideration per Tendered Class A.2 Share), plus, in all cases, a cash amount equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share.

Notice of Exchange

2.12. A Class A.2 Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A.2 Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A.2 Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right.

Satisfaction of Exchange Rights

2.13. Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BIP or BIPC, as applicable, has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A.2 Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A.2 Shareholder, at the address of the holder recorded in the register of the Company for the Class A.2 Shares or at the address specified in the holder’s Notice of Exchange, either (i) the Class A.2 Share Consideration, as applicable, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends per Tendered Class A.2 Share ((i) or (ii), plus such Unpaid Class A.2 Dividends collectively being the “Class A.2 Exchange Consideration”) and such delivery of such Class A.2 Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §2.5.

2.14. Until such time as BIPC owns, directly or indirectly, all of the issued and outstanding Class B Shares and Class C Shares, the BN Group will not be permitted to receive in exchange for Class A.2 Shares, and neither BIPC nor the Company will deliver as Class A.2 Share Consideration, a number of BIPC Class A Shares that would result in the BN Group, after giving effect to the exchange, directly or indirectly, beneficially owning, controlling or holding in aggregate a number of shares of BIPC with a fair market value equal to 9.5% or more of the aggregate fair market value of all of the issued and outstanding shares of BIPC immediately after the exchange (the “Ownership Cap”). Any Notice of Exchange delivered by a holder of Class

A.2 Shares in the BN Group will be required to include a certification as to the BN Group’s ownership of BIPC shares following the proposed exchange. If a Tendering Class A.2 Shareholder tenders for exchange for BIPC Class A Shares a number of Class A.2 Shares that would result, in the determination of the board of directors of BIPC, in its sole discretion, in the BN Group exceeding the Ownership Cap, then the Notice of Exchange will be automatically amended to reduce the number of Class A.2 Shares tendered for exchange to a number that would result in the BN Group owning one (1) BIPC Class A Share less than the Ownership Cap.

2.15. Any Tendering Class A.2 Shareholder shall have no further right, with respect to any Tendered Class A.2 Shares redeemed, repurchased or exchanged, to receive any dividends on Class A.2 Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A.2 Shareholder shall continue to own each Class A.2 Share subject to any Notice of Exchange, and be treated as a Class A.2 Shareholder with respect to each such Class A.2 Share for all other purposes of these Articles, until such Class A.2 Share has been redeemed in accordance with §2.13. A Tendering Class A.2 Shareholder shall have no rights as (a) a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §2.11 until the Transfer Agent has issued such BIP Units to such Tendering Class A.2 Shareholder or (b) as a shareholder of BIPC with respect to any BIPC Class A Shares to be received by such Tendering Class A.2 Shareholder in exchange for Tendered Class A.2 Shares pursuant to §2.11 until the Transfer Agent has issued such BIPC Class A Shares to such Tendering Class A.2 Shareholder.

2.16. Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A.2 Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A.2 Shares, and BIP or BIPC, as applicable, has not exercised the Exchange-Redemption Call Right with respect to the Tendered Class A.2 Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A.2 Shares (rounded down to a whole number of Class A.2 Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A.2 Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A.2 Shares that will be redeemed by the Company. Where there is more than one Tendering Class A.2 Shareholder, the Company will redeem the maximum number of Tendered Class A.2 Shares that would not be contrary to such requirements or other provisions among such Tendering Class A.2 Shareholders on a pro rata basis.

No Fractional BIP Units or BIPC Class A Shares

2.17. Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A.2 Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit.

2.18. Notwithstanding anything to the contrary set forth herein, no fractional BIPC Class A Shares shall be issued in connection with the satisfaction of Exchange Rights or in connection with a redemption of a Class A.2 Share. In lieu of any fractional BIPC Class A Shares to which the Tendering Class A.2 Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIPC Class A Share Amount on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIPC Class A Share.

Withholding Taxes

2.19. Each Tendering Class A.2 Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A.2 Shares pursuant to §2.11 to §2.13 and will be deemed to have authorized the Company to retain such portion of the Class A.2 Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §2.19, the Company shall give each Tendering Class A.2 Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A.2 Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A.2 Shares subject to such Notice of Exchange, provide the Tendering Class A.2 Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A.2 Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §2.19; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

2.20. If the Company delivers or causes to be delivered a Notice of Class A.2 Redemption to the Class A.2 Shareholders, it shall redeem all of the issued and outstanding Class A.2 Shares on the Specified Class A.2 Redemption Date. The Company may deliver a Notice of Class A.2 Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a)	a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(b)	the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(c)	the holders of BIP Units approve a restructuring or other reorganization of BIP;

(d)	there is a sale of all or substantially all the assets of BIP;

(e)

there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(f)	the board, in its good faith, concludes that the holders of BIP Units or the Class A.2 Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A.2 Shares

2.21. All of the Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A.2 Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A.2 Redemption to the Class A.2 Shareholders and, without the consent of the Class A.2 Shareholders, shall redeem all of the Class A.2 Shares on the Specified Class A.2 Redemption Date.

Redemption Procedure

2.22. In the event of a redemption of the Class A.2 Shares, each Class A.2 Shareholder shall be considered a Tendering Class A.2 Shareholder and each Class A.2 Share shall be considered a Tendered Class A.2 Share for the purposes of §2.20 to §2.23, and the Company shall, at or prior to Close of Business on the Specified Class A.2 Redemption Date, pay to each Tendering Class A.2 Shareholder either (i) the BIP Units Amount, (ii) BIPC Class A Share Amount, or (iii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A.2 Share equal to any Unpaid Class A.2 Dividends in respect of the Class A.2 Shares per Tendered Class A.2 Share ((i), (ii) or (iii), plus such Unpaid Class A.2 Dividends in respect of the Class A.2 Shares collectively being the “Class A.2 Redemption Consideration”) and such delivery of such Class A.2 Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A.2 Shares. Should the Company elect to satisfy its obligation to redeem the Class A.2 Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §2.5.

2.23. §2.14 to §2.19 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A.2 Shares.

Exchange-Redemption Call Right

2.24. Notwithstanding the provisions in §2.11 to §2.23 above,

(a)

in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BIP Units, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BIP Units Amount or the Cash Amount (the form of such payment to be determined by BIP in its sole and absolute discretion) in accordance with §2.11 to §2.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b)

in the event the Company receives a Notice of Exchange from a Tendering Class A.2 Shareholder specifying a tender for BIPC Class A Shares, BIPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A.2 Shares from the Tendering Class A.2 Shareholder by delivering the BIPC Class A Share Amount or the Cash Amount (the form of such payment to be determined by BIPC in its sole and absolute discretion) in accordance with §2.11 to §2.19, mutatis mutandis, in satisfaction of the obligations of the Company, and

(c)

in the event the Company provides a Notice of Class A.2 Redemption to each Class A.2 Shareholder, BIP or BIPC shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A.2 Shares from each Class A.2 Shareholder by delivering the Class A.2 Redemption Consideration (the form of Class A.2 Redemption Consideration to be determined by BIP or BIPC in their sole and absolute discretion) in accordance with §2.20 to §2.23, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BIP or BIPC of the Exchange-Redemption Call Right, each Tendering Class A.2 Shareholder will be obligated to sell all Tendered Class A.2 Shares held by such Tendering Class A.2 Shareholder to BIP or BIPC (or its affiliate, as applicable) on delivery by BIP or BIPC (or its affiliate, as applicable) to such Tendering Class A.2 Shareholder of the Class A.2 Exchange Consideration or the Class A.2 Redemption Consideration, as applicable, and the Company will have no obligation to pay any Class A.2 Exchange Consideration or Class A.2 Redemption Consideration to the holders of such Class A.2 Shares so purchased by BIP or BIPC (or its affiliate, as applicable).

2.25. In order to exercise their Exchange-Redemption Call Right, BIP or BIPC must notify the Transfer Agent in writing, as agent for the holders of Class A.2 Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A.2 Redemption Date, as applicable. Delivery by BIP or BIPC to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §2.25.

LIQUIDATION

Liquidation Rights

2.26. Upon any Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, each Class A.2 Shareholder shall, subject to the exercise of the Liquidation Call Right and to §1.28, be entitled to be paid out of the assets of the Company legally available for distribution on the Liquidation Date an amount in cash per Class A.2 Share then held by them equal to the BIP Unit Value on the Liquidation Reference Date multiplied by the Conversion Factor (and together with a cash amount for each Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share, the “Class A.2 Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A.2 Shares in exchange for such number of BIP Units per Class A.2 Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A.2 Share equal to any Unpaid Class A.2 Dividends per Class A.2 Share in accordance with §2.22 and §2.23, in lieu of paying the Class A.2 Liquidation Amount.

2.27. The rights of the Class A.2 Shareholders to receive the amount set forth in §2.26 is subject to:

(a)	the prior rights of holders of all classes and series of Preferred Shares and any other class of shares ranking in priority or rateably with the Class A.2 Shares;

(b)

prior payment in full to each Tendering Class A Shareholder, Tendering Class A.1 Shareholder and Tendering Class A.2 Shareholder that submitted a Notice of Exchange, at least 10 days prior to the date of the Liquidation Event of the Class A.1 Exchange Consideration (in the case of the Tendering Class A.1 Shareholders) and the Class A.2 Exchange Consideration (in the case of the Tendering Class A.2 Shareholders);

(c)	prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Cash Amount;

(d)	any Unpaid Dividends, Unpaid Class A.1 Dividends or Unpaid Class A.2 Dividends; and

(e)	prior payment in full to each Tendering Class C Shareholder that submitted a Notice of Class C Retraction at least 30 days prior to the date of the Liquidation Event of the Class C Retraction Amount.

2.28. If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A.1 Shareholders and Class A.2 Shareholders of the foregoing amounts set forth in §2.26 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A.1 Shareholders and the Class A.2 Shareholders at the time outstanding, rateably on a pari passu basis in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §2.26.

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A.2 Shares

2.29. Any BIP-Affiliated Class A.2 Shareholder shall be entitled at any time to have any or all of such BIP-Affiliated Class A.2 Shareholder’s Class A.2 Shares converted into Class A.1 Shares or Class C Shares at a conversion rate equal to one Class A.1 Share or Class C Share, as applicable, for each Class A.2 Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A.2 Shares that the BIP-Affiliated Class A.2 Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BIP-Affiliated Class A.2 Shareholder the requisite number of Class A.1 Shares or Class C Shares and the Transfer Agent shall cancel the converted Class A.2 Shares subject to the Conversion Notice effective concurrently therewith.

Call Right

2.30. Each Class A.2 Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange-Redemption Call Right and the Liquidation Call Right, in each case, in favour of BIP and BIPC, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A.2 Shares, as the case may be, and to be bound thereby in favour of BIP or BIPC as herein provided.

EXHIBIT II

Voting Rights of class B shares

VOTING

Voting Rights

26.4 Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the sum of (x) the number of Class A Shares then issued and outstanding, plus (y) the number of votes attached to any shares with voting rights outstanding (other than the Class A Shares and Class B Shares), divided by (ii) the number of Class B Shares then issued and outstanding.

26.5 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

26.6 At any time that no Class A Shares are outstanding but there are shares other than the Class B Shares issued and outstanding with voting rights, each Class B Shareholder will be entitled to cast a number of votes equal to three times the number of votes attached to such issued and outstanding shares (other than the Class B Shares) with voting rights. At any time that no Class A shares or other shares with voting rights are outstanding, or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

26.7 Subject to any rights of the holders of any series of Preferred Shares to elect directors under specified circumstances, the holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.

Appendix C – Dissent Rights

Division 2 of Part 8 of the BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favor of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favor of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX D - NOTICE OF HEARING OF PETITION

No. S247024

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF

THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF

BROOKFIELD INFRASTRUCTURE CORPORATION

BROOKFIELD INFRASTRUCTURE CORPORATION

PETITIONER

NOTICE OF HEARING

TAKE NOTICE that the petition of Brookfield Infrastructure Corporation (the “Petitioner”) dated and filed on October 15, 2024, will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on December 9, 2024 at 9:45 am.

1.	Date of hearing

The petition is unopposed and without notice.

2.	Duration of hearing

The Petitioner estimates that the hearing will take 15 minutes.

3.	Jurisdiction

This matter is not within the jurisdiction of an associate judge.

Date: October 23, 2024

/s/Andrew Gray
Signature of lawyer for the Petitioner
Andrew Gray

D-1

Appendix E – Interim Order

(See attached)

No. S247024

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF

THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF

BROOKFIELD INFRASTRUCTURE CORPORATION

BROOKFIELD INFRASTRUCTURE CORPORATION

ORDER MADE AFTER APPLICATION

(INTERIM ORDER)

	)	ASSOCIATE JUDGE BILAWICH	)	FRIDAY, THE 18th DAY OF
BEFORE	)		)	OCTOBER, 2024
	)		)

ON THE APPLICATION OF Brookfield Infrastructure Corporation (“BIPC”) for an Interim Order under section 291 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”), in connection with an arrangement involving BIPC, 1505109 B.C. Ltd. (“New Corporation”), Brookfield Infrastructure Partners L.P. and Brookfield Corporation under section 288 of the BCBCA

•

without notice coming on for hearing at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on October 18, 2024 and on hearing Andrew Gray, counsel for BIPC via MS Teams and upon reading the Notice of Application filed herein and Affidavit #1 of Michael Ryan sworn on October 11, 2024 (the “Ryan Affidavit”);

THIS COURT ORDERS that:

1.

As used in this Order, unless otherwise defined, terms beginning with capita! letters shall have the respective meanings set out in the draft management information circular of BIPC (the “Circular”), which is attached as Exhibit “A” to the Ryan Affidavit.

SPECIAL MEETING

2.

BIPC is authorized and directed to call, hold, and conduct a special meeting (the “Meeting”) of the holders of class A exchangeable subordinate voting shares (the “class A exchangeable shares”) and class B multiple voting shares (the “class B shares”) in the capital of BIPC (the “voting shareholders”), on December 3, 2024 at 8:00 a.m., (Toronto Time) in virtual meeting format, or such other date as may result from postponement or adjournment in accordance with paragraph 20 of this Interim Order.

3.

At the Meeting, the voting shareholders will, inter alia, consider, and if deemed advisable, approve an Arrangement Resolution, in the form attached as Appendix A to the Circular, adopting, with or without amendment, the statutory plan of arrangement (the “Arrangement”) involving BIPC as set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is included in Appendix B to the Circular.

4.	At the Meeting, BIPC will also seek to transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

5.

The Meeting will be called, held, and conducted in accordance with the Notice of Meeting (the “Notice”) to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, the terms of this Interim Order, any further Order of this Court, the rulings and directions of the Chairperson of the Meeting, and in accordance with the terms, restrictions and conditions of the articles of BIPC, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE

6.

The record date for determination of shareholders entitled to vote and to receive the Notice, Circular and the form of voting proxy or voting instruction form, as applicable (together, the “Meeting Materials”) is the close of business on October 21, 2024 (the “Record Date”), or such other date as the directors of BIPC may determine in accordance with the articles of BIPC, the BCBCA, or as disclosed in the Meeting Materials.

NOTICE OF MEETING

7.

The Meeting Materials, with such amendments or additional documents as counsel for BIPC may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be provided to shareholders in accordance with the “notice-and-access” provisions under Nl 54-101 and National Instrument 51-102 - Continuous Page 7 Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (collectively, the “Notice-and-Access Provisions”), as follows:

(a)

at least thirty (30) days prior to the date of the Meeting, BIPC will send or cause to be sent a notice containing the information required by the Notice-and-Access Provisions (the “Notice-and-Access Notice”), together with the form of proxy or voting instruction form, as applicable (collectively, with the Notice-and-Access Notice, the “Notice-and-Access Materials”) to holders .of class A exchangeable shares, class B shares, class C non-voting shares (the “class C shares”) and holders of class B exchangeable limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership as at the close of business on the Record Date, informing them that the Circular and proxy-related materials are available online, explaining how the Circular may be accessed, and explaining how paper copies of the Circular may be requested. The Notice-and-Access Materials will be mailed to the addresses of the registered shareholders as they appear on the books and records of BIPC’s registrar and transfer agent, at the close of business on the Record Date;

(b)

BIPC will provide sufficient copies of the Notice-and-Access Materials to intermediaries and registered nominees in a timely manner, in accordance with NI 54-101, for distribution to non-registered shareholders;

(c)

instead of mailing the Circular and proxy-related materials to shareholders, BIPC will post the Circular and proxy-related materials on its website at https://bip.brookfield.com/bipc under “Notice and Access 2024” and on its SEDAR+ profile at www.sedarplus.ca and its EDGAR profile at www.sec.gov/edgar; and

(d)

shareholders may request a paper copy of the Circular by contacting BIPC, in which case BIPC will mail this Circular within three business days of any request, provided the request is made before the date of the Meeting or any adjournment thereof.

8.	The Meeting Materials will be sent by electronic transmission to each director and the auditor of BIPC at his, her, their or its email address as appearing in the records of BIPC.

9.	Substantial compliance with paragraphs 7 to 8 above will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

10.

The accidental failure or omission by BIPC to give notice of the Meeting or non-receipt of such notice will not constitute a breach of the Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets BIPC’s quorum requirements.

11.

The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and BIPC will not be required to send to the shareholders any other or additional information unless this Court orders otherwise.

DEEMED RECEIPT OF MEETING MATERIALS

12.	The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by shareholders on the date the notice set out in paragraph 7(a) is sent.

13.

Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the shareholders by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BIPC.

PERMITTED ATTENDEES

14.

The persons entitled to attend the Meeting will be the shareholders or their respective proxyholders, holders of class B exchangeable limited partnership units of Brookfield Infrastructure Corporation Exchange Limited Partnership, the officers, the directors, the secretary, the assistant secretary, any lawyer for BIPC, BlPC’s auditor, and such other persons who receive the consent of the Chairperson of the Meeting.

QUORUM & VOTING AT THE MEETING

15.	The quorum required for the Meeting will be in accordance with the articles of BIPC.

16.

The only persons permitted to vote on the Arrangement Resolution at the Meeting will be voting shareholders appearing on the records of BIPC as of the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chairperson of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to BIPC.

17.	The required level of approval on the Arrangement Resolution taken at the Meeting shall be:

(a)	not less than two-thirds of the votes cast by holders of class A exchangeable shares and class B shares, voting together as a class, present in person or represented by proxy at the Meeting;

(b)	not less than two-thirds of the votes cast by holders of class A exchangeable shares present in person or represented by proxy at the Meeting; and

(c)	not less than two-thirds of the votes cast by holders of class B shares present in person or represented by proxy at the Meeting.

18.

Each holder of a class A exchangeable share will be entitled to one vote for each class A exchangeable share and each holder of a class B share will be entitled to a number of votes for each class B share equal to three times the number of class A exchangeable shares outstanding divided by the number of class B shares outstanding.

19.	The terms, restrictions and conditions of the articles of BIPC, including quorum requirements and other matters, will apply in respect of the Meeting unless otherwise modified in this Interim Order.

ADJOURNMENT OF MEETING

20.

Subject to the terms of the Arrangement Agreement, if BIPC deems advisable and notwithstanding the provisions of the BCBCA or the articles of BIPC, BIPC is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be provided to shareholders by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BlPC.

21.	The Record Date for shareholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting without a further order of this Court.

AMENDMENTS

22.

BIPC is authorized to make such amendments, revisions, or supplements to the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and the Plan of Arrangement as so amended, revised, or supplemented will be the Plan of Arrangement which is submitted to the Meeting, and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

23.	Representatives of BIPC’s registrar and transfer agent (or any agent thereof), Computershare Trust Company of Canada, are authorized to act as scrutineers for the Meeting (the “Scrutineer”).

PROXY SOLICITATION

24.

BIPC is authorized to permit voting shareholders to vote by proxy using a form or forms of proxy that comply with the articles of BIPC, the provisions of the BCBCA, and the Securities Act (British Columbia) relating to the form and content of proxies, and BIPC may in its discretion waive generally the time limits for deposit of proxies by shareholders if BIPC deems it fair and reasonable to do so.

25.	The procedures for the form and use of proxies at the Meeting will be as set out in the Meeting Materials.

DISSENT RIGHTS

26.

Registered holders of class A exchangeable shares will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by this Interim Order, the Final Order, and the Plan of Arrangement provided that the written notice (the “Dissent Notice”) must be received from shareholders who wish to dissent by BIPC c/o Torys LLP, Attn: Andrew Gray, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com), not later than 5:00 p.m. (Toronto Time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

27.

Notice to registered holders of class A exchangeable shares their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their shares of BIPC, will be given by including information with respect to this right in the Circular to be sent to shareholders in accordance with this Order.

DELIVERY OF COURT MATERIALS

28.

BIPC will include in the Meeting Materials a copy of this Interim Order and a Notice of Hearing of Petition for Final Order (the “Court Materials”) and will make available to any shareholder requesting same, a copy of each of the Petition herein and the accompanying Ryan Affidavit.

29.

Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other materials need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

30.

Upon the approval, with or without variation, by the shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, BIPC may set the Petition down for hearing and apply for an order of this Court: (i) approving the Plan of Arrangement pursuant to section 291 (4)(a) of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable pursuant to section 291(4)(c) of the BCBCA (collectively, the “Final Order”), at 9:45 a.m. (Vancouver Time) on December 9, 2024, or such later date as counsel may be heard, the BIPC board of directors may advise or the Court may direct.

31.

Any shareholder or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the Petition provided that such shareholder or interested party shall file a Response by no later than 4:00 p.m. (Vancouver Time) on December 4, 2024, in the form prescribed by the Supreme

Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of all materials on which such shareholder or interested party intends to rely at the hearing of the Petition, including an outline of such shareholder or interested party’s proposed submissions to BIPC c/o Torys LLP, Attn: Andrew Gray, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com), subject to the direction of the Court.

32.

If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

33.

BIPC will not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed by BIPC in support of the application for the Final Order may be filed prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

34.

BIPC is at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order and BIPC need not comply with Rule 8-1 of the Supreme Court Civil Rules in any application to do so.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT

Signature of Lawyer for
Brookfield Infrastructure Corporation

Lawyer: Andrew Gray

By the Court

Registrar

APPENDIX F - FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

October 9, 2024

The Board of Directors

Brookfield Infrastructure Corporation

250 Vesey Street

New York, New York

United States

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Brookfield Infrastructure Corporation (the “Company” or “BIPC”) intends to effect a reorganization by way of plan of arrangement under the laws of British Columbia (the “Arrangement”), pursuant to which, among other things, holders of the Company’s class A exchangeable subordinate voting shares (“Class A Shares”) other than Brookfield Corporation and its subsidiaries (collectively, the “Brookfield Group”) will exchange each Class A Share held for one class A exchangeable subordinate voting share in a new corporation incorporated under the laws of British Columbia (“New Corporation”, and each such New Corporation share, a “New Corporation Class A Share”). New Corporation is intended to qualify as a “mutual fund corporation” as defined in the Income Tax Act (Canada) and New Corporation Class A Shares are expected to trade on the Toronto Stock Exchange and New York Stock Exchange upon completion of the Arrangement. The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to shareholders in connection with the Arrangement.

RBC understands that, as of the date hereof, approximately 90.1% of the Class A Shares are held by Public Holders (as defined below), and approximately 9.9% of the Class A Shares are held by the Brookfield Group. Under the Arrangement, the Class A Shares held by the Brookfield Group will be exchanged for class A.2 exchangeable non-voting shares of BIPC (“Class A.2 Shares”), which will be exchangeable for New Corporation Class A Shares.

RBC understands that the nominating and governance committee (the “Nominating and Governance Committee”) of the board of directors of BIPC (the “Board”), which is comprised of independent directors, was charged with responsibility for, amongst other things, evaluating the Arrangement, determining if the Arrangement is in the best interests of BIPC and, if deemed advisable, making recommendations to the Board with respect thereto. RBC was instructed by the Nominating and Governance Committee that the Arrangement is a “related party transaction” of BIPC within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The Board retained RBC to provide advice and assistance to the Nominating and Governance Committee in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration to be received under the Arrangement from a financial point of view to the holders of Class A Shares other than the Brookfield Group (the “Public Holders”). RBC has not prepared a valuation of the Company, New Corporation or any of their respective securities or assets and the Fairness Opinion should not be construed as such. RBC provides no opinion in respect of the treatment of any other class of securities of the Company or New Corporation.

Engagement

The Board initially contacted RBC regarding a potential advisory assignment in August 2024, and RBC was formally engaged by the Board through an agreement between the Company and RBC dated August 16, 2024 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fixed fee for the Fairness Opinion (regardless of its conclusion). In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and in the United States.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Brookfield Infrastructure Partners L.P. (“BIP”), the Company, the Brookfield Group or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving BIP, the Company, the Brookfield Group or their respective associates or affiliates, other than the services provided under the Engagement Agreement and as disclosed herein. In the past two years, RBC has been engaged in the following capacities for BIP, the Company or their associates or controlled affiliates: (i) sole or joint bookrunner or lead or co-lead or co-manager for twelve offerings of debt securities for gross proceeds of C$14.8 billion; (ii) joint or lead bookrunner for seven syndicated term loans or credit facilities for gross proceeds of C$10.9 billion; (iii) participated in an asset securitized facility for gross proceeds of $2.9 billion; and (iv) financial advisor in connection with one advisory transaction with a transaction value of C$561 million and one active undisclosed advisory assignment. With respect to the Brookfield Group and its associates and affiliates (other than BIP, the Company and their associates and controlled affiliates), in the past two years, RBC has been engaged in the following capacities: (i) sole or joint bookrunner or lead or co-lead or co-manager for fourteen offerings of debt securities for gross proceeds of C$7.2 billion; (ii) joint or lead bookrunner or arranger for four syndicated term loans or credit facilities for gross proceeds of C$10.4 billion; (iii) joint bookrunner or lead or co-manager for two offerings of equity securities for gross proceeds of C$982 million; and (iv) financial advisor in connection with three advisory transactions with an aggregate transaction value of C$12.5 billion and two active undisclosed advisory assignments. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for BIP, the Company, New Corporation, the Brookfield Group, or any of their respective associates and affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Arrangement. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to BIP, the Company, the Brookfield Group and certain of their respective associates and affiliates, in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of BIP, the Company, New Corporation, the Brookfield Group, or any of their respective associates and affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to BIP, the Company, New Corporation, the Brookfield Group, or any of their respective associates and affiliates, or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the final draft execution copy of the Arrangement Agreement dated October 9, 2024;

2.	the most recent draft of the Circular dated October 7, 2024;

3.	audited financial statements of the Company and its affiliate BIP for each of the five years ended December 31, 2023;

4.	the unaudited interim reports of the Company and BIP for the quarters ended March 31, 2024 and June 30, 2024;

5.	the New Corporation’s draft balance sheet as of October 3, 2024, being the date of the formation of New Corporation;

6.

the most recent draft dated October 8, 2024, of the New Corporation’s pro forma statement of financial position as of June 30, 2024 to illustrate the Company’s statement of financial position as of June 30, 2024 with adjustments for the Arrangement;

7.

the most recent draft dated October 8, 2024, of the New Corporation’s pro forma statement of operating results for (i) the six-month period ended June 30, 2024 and (ii) the years ended December 31, 2023, 2022 and 2021 to illustrate the Company’s statement of operating results for such periods with adjustments for the Arrangement;

8.	annual reports of the Company and BIP on Form 20-F for each of the two years ended December 31, 2022 and 2023;

9.	the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2022 and 2023;

10.	unaudited financial projections of the tax attributes of the Company prepared by management of the Company and the Brookfield Group;

11.	summary memorandum and presentations prepared by the Company and the Brookfield Group outlining the terms and governance rights of each class of shares of New Corporation;

12.	summary memorandum and presentations prepared by the Company outlining the terms and governance rights of the Class A.2 Shares;

13.	discussions with senior management of the Company and the Brookfield Group;

14.	discussions with the Company’s legal and tax counsel;

15.	public information relating to the business, operations, financial performance and stock trading history of the Company and BIP;

16.

representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

17.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided to RBC orally by, or in the presence of, any officer or employee of the Company, or in writing by the Company, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion (other than projections, estimates and forecasts, which have been made in good faith and based on reasonable assumptions) was, at the date provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact, and did not and does not omit to state any material fact necessary to make the Information, or any statement contained therein, not misleading in light of the circumstances in which it was provided to RBC; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC or as otherwise publicly disclosed, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and there has been no material change in the Information or other material change or change in material facts, in each case, that is material to the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and the Brookfield Group. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any holder of Class A Shares as to whether to vote in favour of the Arrangement.

Fairness Analysis

Approach to Fairness

In considering the fairness of the consideration to be received under the Arrangement from a financial point of view to the Public Holders, RBC considered and relied upon the following: (i) the potential financial impact to the Company resulting from the Arrangement compared to the continuation of the status quo, which assumes that, but for the Arrangement, the Company would cease to qualify as a mutual fund corporation; and (ii) the expected trading characteristics of the New Corporation Class A Shares after giving effect to the Arrangement compared to the trading characteristics of the Class A Shares.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration to be received under the Arrangement is fair from a financial point of view to the Public Holders.

Yours very truly,

/s/ RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

APPENDIX G – ARTICLES OF THE NEW CORPORATION

Number: BC1505109

BUSINESS CORPORATIONS ACT

ARTICLES

of

1505109 B.C. LTD.

Page
PART 26 SPECIAL RIGHTS AND RESTRICTIONS CLASS B MULTIPLE VOTING SHARES	G-69

Number: BC1505109

BUSINESS CORPORATIONS ACT

ARTICLES of

1505109 B.C. LTD.

(the “Company”)

PART 1

INTERPRETATION

Definitions

1.1 In these Articles, unless the context otherwise requires:

(a) “Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b) “affiliate” means with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(c) “BIP” means Brookfield Infrastructure Partners L.P., a Bermuda exempted limited partnership, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(d) “BIP-Affiliated Class A Shareholder” means BIP or a Person Controlled by BIP to the extent BIP or such other Person holds Class A Shares;

(e) “BIP Distribution Declaration Date” means the date on which the BIP GP declares any distribution on the BIP Units;

(f) “BIP Distributed Right” has the meaning as provided in clause (ii) of the definition of “Conversion Factor” below;

(g) “BIP GP” means the general partner of BIP from time to time;

(h) “BIP Liquidation Event” has the meaning as provided in §25.25;

(i) “BIP Unit” means a limited partnership interest in BIP representing a fractional part of all the limited partnership interests in BIP, other than a preferred limited partnership interest, and which limited partnership interest is designated by BIP as an “Equity Unit” (as defined in the Amended and Restated Limited Partnership Agreement of BIP dated as of February 16, 2018), and includes any limited partnership interest or other equity interest of BIP into which such BIP Unit is converted or for which such BIP Unit is exchanged;

(j) “BIP Unit Value” means, with respect to a BIP Unit on a particular date, the market price of a BIP Unit on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the BIP Units are listed on a U.S. National Securities Exchange, the closing price per BIP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the BIP Units are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per BIP Unit (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the BIP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the BIP Units are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the BIP Units are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met, then the amount that a holder of one BIP Unit would receive if each of the assets of BIP were sold for its fair market value on such date, BIP were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its partners in accordance with the terms of its partnership agreement;

(k) “BIP Units Amount” means, with respect to each Tendered Share, such number of BIP Units equal to the Conversion Factor in effect on the Valuation Date with respect to such Tendered Shares;

(l) “BN” means Brookfield Corporation, a corporation existing under the Laws of the Province of Ontario, and is deemed to refer to all successors, including, without limitation, by operation of Law;

(m) “board of directors”, “directors” and “board” mean the directors or sole director of the Company as applicable;

(n) “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York, United States of America or Toronto, Ontario, Canada are authorized or required by Law to close;

(o) “Cash Amount” means (a) with respect to each Tendered Class A Share, an amount in cash equal to the product of (i) the applicable BIP Units Amount for such Tendered Class A Share multiplied by (ii) the BIP Unit Value as of the applicable Valuation Date, and (b) with respect to each Tendered Class B Share, an amount in cash equal to the BIP Unit Value for such Tendered Class B Share;

(p) “Class A Distributed Right” has the meaning as provided in clause (vi) of the definition of “Conversion Factor” below;

(q) “Class A Dividend” has the meaning as provided in §25.2;

(r) “Class A Share” means a class A exchangeable subordinate voting share of the Company;

(s) “Class A Share Value” means, with respect to a Class A Share on a particular date, the market price of a Class A Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if the Class A Shares are listed on a U.S. National Securities Exchange, the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange; (ii) if the Class A Shares are not listed on a U.S. National Securities Exchange but are listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per Class A Share (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; (iv) if the Class A Shares are not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and the Class A Shares are not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose or (v) if none of the conditions set forth in clauses (i), (ii), (iii) or (iv) is met then the amount that a holder of one Class A Share would receive if each of the assets of the Company were sold for its fair market value on such date, the Company were to pay all of its outstanding liabilities and the remaining proceeds were to be distributed to its shareholders in accordance with the terms of these Articles;

(t) “Class A Shareholder” means a holder of Class A Shares;

(u) “Class A.1 Share” means a class A.1 exchangeable subordinate voting share of Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation);

(v) “Class A.2 Share” means a class A.2 exchangeable non-voting share of Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation);

(w) “Class B Retraction Amount” has the meaning as provided in §26.11;

(x) “Class B Retraction Right” has the meaning as provided in §26.11;

(y) “Class B Share” means a class B multiple voting share of the Company;

(z) “Class B Shareholder” means a holder of Class B Shares;

(aa) “Close of Business” means 5:00 p.m., Eastern Time;

(bb) “Company” means 1505109 B.C. LTD. (to be renamed Brookfield Infrastructure Corporation);

(cc) “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A controls B for this purpose;

(dd) “Conversion Factor” means 1.0; provided that in the event that:

(i) BIP (a) declares or pays a distribution on its outstanding BIP Units wholly or partly in BIP Units; (b) splits or subdivides its outstanding BIP Units or (c) effects a reverse unit split or otherwise combines or reclassifies its outstanding BIP Units into a smaller number of BIP Units, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of BIP Units issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such distribution, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of BIP Units (determined without the above assumption) issued and outstanding as of the Close of Business on the Record Date for such distribution or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (i) shall become effective immediately after the Open of Business on the Record Date for such distribution, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this clause (i) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the BIP GP determines not to pay such distribution, to the Conversion Factor that would be in effect if such distribution had not been declared.

(ii) BIP distributes any rights, options or warrants to all or substantially all holders of BIP Units to convert into, exchange for or subscribe for or to purchase or to otherwise acquire BIP Units (or other securities convertible into, exchangeable for or exercisable for BIP Units) (each a “BIP Distributed Right”), then, as of the Record Date for the distribution of such BIP Distributed Rights or, if later, the time such BIP Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of BIP Units issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such BIP Distributed Rights become exercisable) plus the maximum number of BIP Units deliverable or purchasable under such BIP Distributed Rights and (B) the denominator of which shall be (x) the number of BIP Units issued and outstanding as of the Close of Business on the Record Date plus (y) such number of BIP Units determined by dividing the minimum aggregate cash purchase price under such BIP Distributed Rights of the maximum number of BIP Units purchasable under such BIP Distributed Rights by the average of the BIP Unit Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such BIP Distributed Rights become exercisable); provided, however, that, if any such BIP Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the BIP Distributed Rights, to reflect a reduced maximum number of BIP Units or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (ii) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that the BIP Units are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be decreased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of BIP Units actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such BIP Distributed Rights, there shall be taken into account any consideration received by BIP for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the BIP GP.

(iii) (A) BIP distributes to all or substantially all holders of BIP Units evidences of its indebtedness or assets (including securities, but excluding distributions paid exclusively in cash, distributions referred to in clauses (i) or (ii) above or any Spin-off referred to in clause (iii)(B) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in clause (ii) above), the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such distribution by a fraction (a) the numerator of which shall be the average of the BIP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution and (b) the denominator of which shall be the average of the BIP Unit Value over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such distribution less the fair market value on the Record Date for such distribution (as determined by the BIP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one BIP Unit.

Any adjustment under this clause (iii)(A) will become effective immediately after the Open of Business on the Record Date for such distribution. If such distribution is not paid or made, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to pay or make such distribution, to be the Conversion Factor that would then be in effect if such distribution had not been declared.

Notwithstanding the foregoing, if the fair market value (as determined by the BIP GP) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one BIP Unit is equal to or greater than the average BIP Unit Value referenced above in this clause (iii)(A), in lieu of the foregoing adjustment, each Class A Shareholder shall receive from the Company, in respect of each Class A Share, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the BIP Units), that in the determination of the Company, is comparable as a whole in all material respects with the amount of BIP indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of BIP Units equal to the Conversion Factor in effect immediately prior to the Record Date.

(B) Where there has been a Spin-off, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such Spin-off by a fraction (a) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one BIP Unit distributed to BIP Unit holders over the Valuation Period plus the average of the BIP Unit Value over the Valuation Period and (b) the denominator of which shall be the average of the BIP Unit Value over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Conversion Factor provided by this clause (iii)(B), in which case the Company shall be required to pay to the Class A Shareholders and the Class A Shareholders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Class A Share held, calculated by multiplying the BIP Unit Value on the Record Date of such Spin-off by the amount the Conversion Factor would have increased as a result of such Spin-off if no such cash payment was made.

Any adjustment under this clause (iii)(B) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-off.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-off and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor. If any such Spin-off does not occur, the Conversion Factor shall be decreased, effective as of the date the BIP GP determines not to proceed with the Spin-off, to be the Conversion Factor that would then be in effect if such Spin-off had not been pursued.

(iv) BIP or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the BIP Units (but excluding for all purposes any tender or exchange offer involving an offer to exchange BIP Units for Class A Shares or any other security that is economically equivalent to BIP Units), to the extent that the cash and value of any other consideration included in the payment per BIP Unit exceeds the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (a) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the BIP GP) paid or payable in respect of BIP Units in such tender or exchange offer plus (y) the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date multiplied by the number of BIP Units issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all BIP Units accepted for purchase or exchange in such tender or exchange offer, without duplication), and (b) the denominator of which shall be the number of BIP Units issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all BIP Units accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the BIP Unit Value over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date.

For greater certainty, no adjustment under this clause (iv) will be made for any normal course issuer bid or similar stock buyback. Any adjustment under this clause (iv) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date.

Notwithstanding the foregoing, in respect of any exchange by a Class A Shareholder during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Exchange Date in determining the Conversion Factor.

(v) the Company (a) declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares; (b) splits or subdivides its outstanding Class A Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A Shares (assuming the above assumption has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable.

Any adjustment under this clause (v) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the Effective Date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in this clause (v) is declared but not so paid or made and will not be so paid or made, the Conversion Factor shall be immediately readjusted, effective as of the date the board of directors determines not to pay such dividend, to the Conversion Factor that would be in effect if such dividend had not been declared.

(vi) the Company distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares) at a price per share that is less than the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Class A Distributed Right”), then, as of the Record Date for the distribution of such Class A Distributed Rights or, if later, the time such Class A Distributed Rights become exercisable, the Conversion Factor shall be adjusted to equal the amount determined by multiplying the Conversion Factor in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus (y) such number of Class A Shares determined by dividing the minimum aggregate cash purchase price under such Class A Distributed Rights of the maximum number of Class A Shares purchasable under such Class A Distributed Rights by the average of the Class A Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Class A Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) plus the maximum number of Class A Shares purchasable under such Class A Distributed Rights; provided, however, that, if any such Class A Distributed Rights expire or become no longer exercisable, then the Conversion Factor shall be adjusted, effective retroactive to the Record Date of the Class A Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction.

Any adjustment under this clause (vi) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Class A Distributed Rights become exercisable) for such issuance. To the extent that the Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Conversion Factor shall be increased to the Conversion Factor that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Conversion Factor shall be increased, effective as of the date the board of directors determines not to issue such rights, options or warrants, to the Conversion Factor that would then be in effect if such Record Date for such issuance had not occurred.

In determining the minimum aggregate purchase price under such Class A Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the board of directors.

Any adjustment to the Conversion Factor shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Conversion Factor, the Company shall make a public announcement of such adjustment or readjustment.

Notwithstanding the foregoing, the Conversion Factor shall not be adjusted in connection with (a) an event described in clauses (i) through (iv) above (other than clause (iii)(B) above) if, in connection with such event, the Company makes a distribution of cash, Class A Shares, BIP Units and/or rights, options or warrants to acquire Class A Shares and/or BIP Units with respect to all applicable Class A Shares, splits or subdivides the Class A Shares, distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Shares, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event, (b) a Spin-off as described in clause (iii)(B) above if the Company makes a distribution of the share capital or similar equity interests distributed to BIP Unit holders in the Spin-off in an amount and on terms that are comparable in all material respects to such Spin-off, or (c) an event described in clauses (v) through (vi) above if, in connection with such event, BIP makes a distribution of cash, Class A Shares, BIP Units and/or rights, options or warrants to acquire Class A Shares and/or BIP Units with respect to all BIP Units, splits or subdivides the BIP Units or effects a reverse split of, or otherwise combines or makes an offer for, the BIP Units, as applicable, that, in the determination of the Company, is comparable as a whole in all material respects with such event;

(ee) “Conversion Notice” has the meaning as provided in §25.31;

(ff) “Effective Date” means, with respect to an event described in clauses (i) and (v) of the definition of “Conversion Factor” above, the first date on which the BIP Units or Class A Shares, as applicable, trade on the applicable exchange or in the applicable market, in a regular way, reflecting the relevant unit or share split, subdivision, reserve split, combination or reclassification, as applicable;

(gg) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(hh) “Exchange Consideration” has the meaning as provided in §25.13;

(ii) “Exchange Date” means the date upon which a Tendering Class A Shareholder’s Exchange Right has been satisfied by the delivery of the Exchange Consideration to such Tendering Class A Shareholder with respect to its Tendered Class A Shares;

(jj) “Exchange-Redemption Call Right” has the meaning as provided in §25.23;

(kk) “Exchange Right” has the meaning as provided in §25.11;

(ll) “Ex-Dividend Date” means, in respect of a dividend or distribution on the applicable securities, (a) the date on which such securities are traded without an entitlement to such dividend or distribution or (b) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid;

(mm) “Expiration Date” has the meaning as provided in clause (iv) of the definition of “Conversion Factor” above;

(nn) “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

(oo) “Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(pp) “Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be: (i) if such security is listed on a U.S. National Securities Exchange, the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for such U.S. National Securities Exchange (or, if listed on more than one U.S. National Securities Exchange, the U.S. National Securities Exchange with the greatest volume of trading by dollar value over the 12-month period preceding the date of the calculation); (ii) if such security is not listed on a U.S. National Securities Exchange but is listed on the TSX, the U.S. dollar equivalent (calculated using the rate published by the Bank of Canada as of 4:30 p.m., Eastern Time, on such date) of the closing price per security (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day for the TSX; (iii) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX, the last quoted bid price on such day in the over-the-counter market on such day as reported by OTC Markets Group Inc. or a similar organization; or (iv) if such security is not listed or admitted to trading on any U.S. National Securities Exchange or the TSX and such security is not quoted in the over-the-counter market, the average of the mid-point of the last quoted bid and ask prices on such day from each of at least three nationally recognized independent investment banking firms selected by the Company for such purpose;

(qq) “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets;

(rr) “legal personal representative” means the personal or other legal representative of the shareholder;

(ss) “Liquidation Amount” has the meaning as provided in §25.25;

(tt) “Liquidation Call Consideration” has the meaning as provided in §25.28;

(uu) “Liquidation Call Right” has the meaning as provided in §25.28;

(vv) “Liquidation Date” has the meaning as provided in §25.25;

(ww) “Liquidation Event” has the meaning as provided in §25.25;

(xx) “Liquidation Reference Date” has the meaning as provided in §25.25;

(yy) “Non-Affiliated Holders” means the holders of Class A Shares other than BIP-Affiliated Class A Shareholders;

(zz) “Notice of Class A Redemption” means a Notice of Redemption substantially in the form set forth on Exhibit B hereto;

(aaa) “Notice of Class B Retraction” means a Notice of Retraction substantially in the form set forth on Exhibit C hereto;

(bbb) “Notice of Exchange” means a Notice of Exchange substantially in the form set forth on Exhibit A hereto (or notice of the exercise of Exchange Rights in such other form as may be acceptable to the Company);

(ccc) “Open of Business” means 9:00 a.m., Eastern Time;

(ddd) “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental entity or other entity however designated or constituted and pronouns have a similarly extended meaning;

(eee) “Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of BIP Units and/or Class A Shares have the right to receive any cash, securities, assets or other property or in which BIP Units and/or Class A Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of BIP Units and/or Class A Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the board of directors or the BIP GP, as applicable, or a duly authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

(fff) “Redemption Consideration” has the meaning as provided in §25.21;

(ggg) “registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(hhh) “Rights Agent” means Wilmington Trust, National Association or any successor thereto as rights agent for the Secondary Exchange Amount;

(iii) “Rights Agreement” means that certain Rights Agreement to be entered into by and between BN and the Rights Agent on or prior to the initial issuance of Class A Shares by the Company as it may be amended or modified from time to time in accordance with the terms thereof;

(jjj) “Secondary Exchange Amount” means, with respect to a Tendered Share, the BIP Units Amount for such Tendered Share or, at the election of BN, the Cash Amount for such Tendered Share, in each case, on the terms and subject to the conditions of the Rights Agreement;

(kkk) “Secondary Exchange Date” means, with respect to any Class A Share, the date that is two (2) Business Days following the Specified Exchange Date or Specified Class A Redemption Date, as applicable, with respect to such Class A Share;

(lll) “Secondary Exchange Right” has the meaning set forth in §25.16;

(mmm)“share” means a share in the share structure of the Company;

(nnn) “special majority” means the number of votes described in §11.2 which is required to pass a special resolution;

(ooo) “Specified Class A Redemption Date” means, with respect to the Notice of Class A Redemption, the sixtieth (60th) day following delivery of such Notice of Class A Redemption to the Class A Shareholder or such later day specified in such Notice of Class A Redemption;

(ppp) “Specified Class B Retraction Date” means, with respect to each Notice of Class B Retraction, the thirtieth (30th) day following receipt of such Notice of Class B Retraction by the Company;

(qqq) “Specified Exchange Date” means, with respect to each Notice of Exchange for which an Exchange Date has not occurred prior thereto, the tenth (10th) Business Day following the receipt of such Notice of Exchange by the Transfer Agent;

(rrr) “Spin-off” means a payment by BIP of a distribution of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of BIP, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

(sss) “Tendered Class A Shares” has the meaning as provided in §25.11;

(ttt) “Tendered Class B Shares” has the meaning as provided in §26.11;

(uuu) “Tendered Shares” means the Tendered Class A Shares or Tendered Class B Shares, as applicable;

(vvv) “Tendering Class A Shareholder” has the meaning as provided in §25.11;

(www) “Tendering Class B Shareholder” has the meaning as provided in §26.11;

(xxx) “Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

(yyy) “Transfer” means any sale, assignment, surrender, gift or transfer of ownership of, the granting or foreclosure of a pledge, mortgage, charge, security interest, hypothecation or other encumbrance, whether voluntary, involuntary, by operation of law or otherwise, or the entry into of any contract, option or other arrangement or understanding with respect to the foregoing;

(zzz) “Transfer Agent” means Computershare Trust Company of Canada, and includes any person who becomes a successor or replacement transfer agent is deemed to refer to all successors, including, without limitation, by operation of law of such transfer agent;

(aaaa) “TSX” means Toronto Stock Exchange;

(bbbb) “Unpaid Dividends” has the meaning as provided in §25.3;

(cccc) “U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed;

(dddd) “Valuation Date” means (i) the date of receipt by the Transfer Agent of a Notice of Exchange, or by the Company of a Notice of Class B Retraction, or, if such date is not a Trading Day, the first (1st) Trading Day thereafter; or (ii) the day immediately preceding the date the Company issues a Notice of Class A Redemption, or, if such day is not a Business Day, the Trading Day immediately preceding such day; and

(eeee) “Valuation Period” means, with respect to any Spin-off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-off.

Act and Interpretation Act Definitions Applicable

1.2 The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail. If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

Actions on Non-Business Days

1.3 Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

Currency

1.4 Except where otherwise expressly provided herein, all amounts are stated in U.S. currency.

PART 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1 The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2 Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.

Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5 If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)	cancel the share certificate or acknowledgment; and

(b)	issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and

(b)	any indemnity the directors consider adequate.

Splitting Share Certificates

2.7 If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8 There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9 Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

PART 3

ISSUE OF SHARES

Directors Authorized

3.1 Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2 The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Conditions of Issue

3.4 Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under §3.1.

Share Purchase Warrants and Rights

3.5 Subject to the Act and the rights if any, of the holders of issued shares of the Company, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

PART 4

SHARE REGISTERS

Central Securities Register

4.1 As required by and subject to the Act, the Company must maintain a central securities register and may appoint an agent to maintain such register. The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. If the directors designate a location outside British Columbia as the location at which the company maintains its central securities register, the central securities register must be available for inspection and copying in accordance with the Act at a location inside British Columbia by means of a computer terminal or other electronic technology.

PART 5

SHARE TRANSFERS

Registering Transfers

5.1 A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)	except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2 The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3 Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4 If a shareholder, or the shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5 Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6 There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

PART 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1 In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the Company shall receive the documentation required by the Act.

Rights of Legal Personal Representative

6.2 The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company. This §6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the name of the shareholder and the name of another person in joint tenancy.

PART 7

PURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES

Company Authorized to Purchase, Redeem or Otherwise Acquire Shares

7.1 Subject to the special rights or restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

7.2 If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift, cancel or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

Company Entitled to Purchase, Redeem or Otherwise Acquire Share Fractions

7.3 The Company may, without prior notice to the holders, purchase, redeem or otherwise acquire for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the Company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly.

PART 8

BORROWING POWERS

8.1 The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

PART 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1 Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)	create one or more classes of shares or, if none of the shares of a class of shares are allotted or issued, eliminate that class of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares or establish a maximum number of shares that the Company is authorized to issue out of any class of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and Articles accordingly.

Special Rights or Restrictions

9.2 Subject to the Act and in particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3 The Company may by directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4 If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1 Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Resolution Instead of Annual General Meeting

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. A unanimous resolution passed in writing under this §10.2 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a unanimous resolution, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A unanimous resolution in writing may be in two or more counterparts which together are deemed to constitute one unanimous resolution in writing.

Calling of Meetings of Shareholders

10.3 The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4 The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as a special resolution and any notice to consider approving a continuation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

Record Date for Notice

10.5 The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6 The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7 The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8 If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9 In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors, or if so approved by a resolution of the directors, any general meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

PART 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1 At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution;

(ix)	any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Resolutions

11.2 The number of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Ordinary Resolutions

11.3 The number of votes required for the Company to pass an ordinary resolution at a general meeting of shareholders is a majority of the votes cast on the resolution.

Quorum

11.4 Subject to the special rights or restrictions attached to the shares of any class or series of shares, and to §11.6, the quorum for the transaction of business at a meeting of shareholders is at least one holder of Class A Shares and one holder of Class B Shares, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares entitled to be voted at the meeting. At any time that no Class A Shares are outstanding, the quorum will be at least one holder of Class B Shares.

11.5 Where a separate vote by a class or series or classes or series is required, the quorum for that matter is at least two shareholders who, whether present in person or represented by proxy, in the aggregate, hold at least 25% of the votes attached to the shares of such class or series or classes or series entitled to vote on that matter.

One Shareholder May Constitute Quorum

11.6 If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.7 In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.8 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.9 If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place specified in the notice calling the meeting unless otherwise determined by an ordinary resolutions of those shareholders present and for which notification is provided to all shareholders entitled to attend such meeting.

Lack of Quorum at Succeeding Meeting

11.10 If, at the meeting to which the meeting referred to in §11.9(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy one or more shareholders, entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.11 The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.12 If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the lawyer of the Company to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present or the lawyer of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.13 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.14 It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.15 Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.16 The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.15, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.17 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.18 In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.19	Subject to §11.20, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.20 A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.21 In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and the determination of the chair made in good faith is final and conclusive.

Casting of Votes

11.22 On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.23 No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.24 The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.25 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

PART 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1 Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2 A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3 If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4 Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5 If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice for the receipt of proxies, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(ii)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)	if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6 If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7 Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8 A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9 A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10	A proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of Business Days specified in the notice, or if no number of days is specified, two Business Days before the day set for the holding of the meeting or any adjourned meeting; or

(b) unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by email, if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13 Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a) at the registered office of the Company at any time up to and including the last Business Day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b) at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14	An instrument referred to in §12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or the shareholder’s legal personal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 13

DIRECTORS

First Directors; Number of Directors

13.1 The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a) subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b) if the Company is a public company, the greater of three and the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4;

(c) if the Company is not a public company, the most recently set of:

(i) the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii) the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2 If the number of directors is set under §13.1(b)(i) or §13.1(c)(i), subject to any restrictions in the Act and to §14.8, the board of directors may appoint the directors needed to fill any vacancies in the board of directors up to that number.

Directors’ Acts Valid Despite Vacancy

13.3 An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4 A director is not required to hold a share in the share structure of the Company as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5 The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6 The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7 If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8 Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1 At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2 No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3 If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c) when his or her successor is elected or appointed; and

(d) when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4 If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire no later than the date on which new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5 Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6 The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7 If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8 Notwithstanding §13.1, §13.2, and §14.1, between annual general meetings or by unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors but the number of additional directors appointed under this §14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9 A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10 The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11 The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Nomination of Directors

14.12

(a) Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b) In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must be given

(i)	timely notice thereof in proper written form to an officer of the Company of the Company at the principal executive offices of the Company in accordance with this §14.12 and

(ii)	the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(c).

(c) To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to an officer of the Company, being either the Chief Executive Officer, the Chief Financial Officer, or the Corporate Secretary (singularly, “an officer of the Company”), must be made:

(i)

in the case of an annual meeting of shareholders, not less than 40 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c).

(d) To be in proper written form, a Nominating Shareholder’s notice to an officer of the Company, under §14.12(b) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time and, if applicable, the listing standards of the securities exchange(s) on which the Class A Shares may then be listed) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f) For purposes of this §14.12:

(i)

“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(ii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iii)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(iv)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(v)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca.

(g) Notwithstanding any other provision to this §14.12, notice or any delivery given to an officer of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission, email or other electronic transmission method made available by the Company, and shall be deemed to have been given and made only at the time it is served by personal delivery, email, electronic transmission or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to an officer of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Vancouver time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

14.13 In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c).

PART 15

POWERS AND DUTIES OF DIRECTORS

Powers of Management

15.1 The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

Appointment of Attorney of Company

15.2 The directors may from time to time, by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

PART 16

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

16.1 A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

16.2 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

16.3 A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

16.4 A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

16.5 A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

16.6 No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

16.7 Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

16.8 A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

PART 17

PROCEEDINGS OF DIRECTORS

Meetings of Directors

17.1 The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

17.2 Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Chair of Meetings

17.3 The following individual is entitled to preside as chair at a meeting of directors:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Place of Meetings

17.4 Meetings of directors may be held at any place within or outside of Canada, or if so approved by all of the directors, such meeting may be held entirely by means of an electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other to the extent permitted by the Act.

Meetings by Telephone or Other Communications Medium

17.5 A director may participate in a meeting of the directors or of any committee of the directors:

(a) in person; or

(b) by telephone or by other communications medium if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A director who participates in a meeting in a manner contemplated by this §17.5 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

17.6 A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

17.7 Other than for meetings held at regular intervals as determined by the directors pursuant to §17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §23.1 or orally or by telephone.

When Notice Not Required

17.8 It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

17.9 The accidental omission to give notice of any meeting of directors to, or the non-

receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

17.10 Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

17.11 The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

17.12 Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

17.13 A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this §17.13 may be by signed document, fax, email or any other method of transmitting legibly recorded messages. Any electronic signature on a consent, whether digital or encrypted, shall be deemed to have the same force and effect as a manual signature. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §17.13 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

PART 18

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

18.1 The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

18.2 The directors may, by resolution:

(a) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c) make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

18.3 Any committee appointed under §18.1 or §18.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

18.4 The directors may, at any time, with respect to a committee appointed under §18.1 or §18.2

(a) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, the committee; and

(c) fill vacancies in the committee.

Committee Meetings

18.5 Subject to §18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §18.1 or §18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of the committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 19

OFFICERS

Directors May Appoint Officers

19.1 The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

19.2 The directors may, for each officer:

(a) determine the functions and duties of the officer;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

19.3 No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board, chair of a committee of the board or lead independent director, if any, must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

19.4 All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

PART 20

INDEMNIFICATION

Definitions

20.1 In this Part 20:

(a) “eligible party”, in relation to a company, means an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation

(A)	at a time when the corporation is or was an affiliate of the Company, or

(B)	at the request of the Company; or

(iii)	at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and Sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

(b) “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c) “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(d) “expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

(e) “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Mandatory Indemnification of Eligible Parties

20.2 Subject to the Act, the Company must indemnify each eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in this §20.2.

Indemnification of Other Persons

20.3 Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

20.4 The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

20.5 Subject to the Act, the failure of an eligible party of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Part 20.

Company May Purchase Insurance

20.6 The Company may purchase and maintain insurance for the benefit of any eligible party (or the heirs or legal personal representatives of any eligible party) against any liability incurred by any eligible party.

PART 21

DIVIDENDS

Payment of Dividends Subject to Special Rights

21.1 The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

21.2 Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

21.3 The directors need not give notice to any shareholder of any declaration under §21.2.

Record Date

21.4 The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

21.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other entity, or in any one or more of those ways.

Settlement of Difficulties

21.6 If any difficulty arises in regard to a distribution under §21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

21.7 Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

21.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

21.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

21.10	No dividend bears interest against the Company.

Fractional Dividends

21.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

21.12 Any dividend or other distribution payable in money in respect of shares may be paid (i) by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing or (ii) by wire transfer or other electronic means. In the case of payment of a dividend by cheque, mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. In the case of payment of a dividend by wire transfer or other electronic means, the initiation of such payment by the Company will, to the extent of the sum represented by the transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

21.13 Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

PART 22

ACCOUNTING RECORDS AND AUDITOR

Recording of Financial Affairs

22.1 The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

22.2 Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

22.3 The directors may set the remuneration of the auditor of the Company.

PART 23

NOTICES

Method of Giving Notice

23.1 Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles (a “Notice”) to be sent by or to a person may be sent by:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a Notice mailed to a shareholder, the shareholder’s registered address;

(ii) for a Notice mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a Notice delivered to a shareholder, the shareholder’s registered address;

(ii) for a Notice delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of Notices of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the Notice by fax to the fax number provided by the intended recipient for the sending of Notices that class;

(d) sending the Notice by email to the email address provided by the intended recipient for the sending of Notices of that class;

(e) sending the Notice by other means of electronic transmission accessible by the intended recipient for the sending of Notices of that class in accordance with applicable law; and

(f) physical delivery to the intended recipient.

Press Release

23.2 Unless the Act or these Articles provide otherwise, a Notice to be sent to a shareholder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied upon issuing a press release complying with applicable laws and regulations if deemed by the board of directors to be a reasonable or appropriate means of providing such Notice.

Deemed Receipt of Mailing

23.3 A notice, statement, report or other record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in §23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b) faxed to a person to the fax number provided by that person under §23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(c) emailed to a person to the e-mail address provided by that person under §23.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed; and

(d) sent to a person by other means of electronic transmission under §23.1 is deemed to be received by the person to whom it was transmitted on the day that such transmission occurred.

Certificate of Sending

23.4 A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §23.1 is conclusive evidence of that fact.

Notice to Joint Shareholders

23.5 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

23.6 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in §23.6(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

23.7 If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

PART 24

PROHIBITIONS

Definitions

24.1 In this Part 24:

(a) “designated security” means:

(i) a voting security of the Company;

(ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii) a security of the Company convertible, directly or indirectly, into a security described in §(a) or §(b);

(b) “security” has the meaning assigned in the Securities Act (British Columbia); and

(c) “voting security” means a security of the Company that:

(i) is not a debt security; and

(ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Application

24.2 §24.3 does not apply to the Company if and for so long as it is a public company, a private company which is no longer eligible to use the private issuer exemption under the Securities Act (British Columbia) or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or a company to which the Statutory Reporting Company Provisions apply.

Consent Required for Transfer of Shares or Designated Securities

24.3 No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

PART 25

SPECIAL RIGHTS AND RESTRICTIONS

CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES

Special Rights and Restrictions

25.1 The Class A Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 25.

DIVIDENDS

Dividend Rights

25.2 Each Class A Shareholder shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors, a dividend on each Class A Share in an amount in cash for each Class A Share equal to the cash distribution declared on each BIP Unit on each BIP Distribution Declaration Date occurring after the first date of issuance of the Class A Shares multiplied by the Conversion Factor in effect on the Record Date of such dividend (the “Class A Dividend”), it being understood that Class A Shareholders will not be entitled to any dividends other than the Class A Dividend.

Unpaid Dividends

25.3 If the full amount of a Class A Dividend is not declared on a BIP Distribution Declaration Date, or is declared but is not paid on the payment date, then such Class A Dividend shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such distributions are earned, declared or authorized (such amounts, the “Unpaid Dividends”). Any dividend payment made on the Class A Shares shall first be credited against the earliest Unpaid Dividends due with respect to such Class A Shares which remains payable.

Payment of Dividends

25.4 Cheques of the Company, wire transfers or other electronic means of payment may be issued or initiated, as applicable, in respect of all Class A Dividends contemplated by §25.2 and the sending of such cheque, wire transfer or other electronic means of payment, as applicable, to each Class A Shareholder will satisfy the cash dividend represented thereby unless, in the case of a cheque, the cheque is not paid on presentation. Subject to the requirements of applicable Law with respect to unclaimed property, no Class A Shareholder will be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of two years from the date on which such dividend was first payable.

Record and Payment Dates

25.5 The Record Date with respect to any Class A Dividend declared by the board of directors and the payment date of such Class A Dividend will be the same dates as the Record Date and the payment date, respectively, for the corresponding distribution declared on the BIP Units, each as approved by the board of directors.

RANKING

Ranking of the Class A Shares

25.6 The Class A Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank senior to the Class B Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event

VOTING

Voting Rights

25.7 Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter.

25.8 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and Class B Shareholders will vote together and not as separate classes.

25.9 The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote in respect of the election of all directors of the Company.

Amendment with Approval of Class A Shareholders

25.10 In addition to any other approvals required by Law, any approval given by the Class A Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Shares or any other matter requiring the approval or consent of the Class A Shareholders as a separate class will be deemed to have been sufficiently given if it will have been given in accordance with applicable Law, subject to a minimum requirement that such amendment be approved by not less than 66 2/3% of the votes cast on such amendment at a meeting of Class A Shareholders duly called and held at which the Class A Shareholders holding at least 10% of the outstanding Class A Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of not less than 66 2/3% of the Non-Affiliated Holders represented in person or by proxy at the meeting. If at any such meeting the Class A Shareholders holding at least 10% of the outstanding Class A Shares as of the Record Date of such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting will be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such reconvened meeting, the Class A Shareholders present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast on such amendment at such reconvened meeting excluding the BIP-Affiliated Class A Shareholders shall be effective.

EXCHANGE RIGHTS

Exchange at the Option of the Class A Shareholder

25.11 Subject to applicable Law and the due exercise by BIP of the Exchange-Redemption Call Right, at any time from and after the date of the issuance of the Class A Shares, each Class A Shareholder shall have the right (the “Exchange Right”) to require the Company to redeem all or such portion of the Class A Shares registered in the name of such Class A Shareholder specified in a Notice of Exchange delivered to the Transfer Agent by or on behalf of such Class A Shareholder (such Class A Shares being hereafter referred to as “Tendered Class A Shares” and such Class A Shareholder, the “Tendering Class A Shareholder”) for the BIP Units Amount per Tendered Class A Share or, if the Company elects in its sole and absolute discretion, the Cash Amount (in lieu of the BIP Units Amount per Tendered Class A Share), plus, in either case, a cash amount equal to any Unpaid Dividends per Tendered Class A Share.

Notice of Exchange

25.12 A Class A Shareholder must deliver a Notice of Exchange either electronically (by electronic mail or by any other electronic procedure that may be established by the Transfer Agent and communicated to the Class A Shareholders by the Company or the Transfer Agent) or physically (by mail, courier, hand delivery or otherwise) to any office of the Transfer Agent prior to the issuance by the Company of a Notice of Class A Redemption or the announcement of a Liquidation Event in order to exercise his, her or its Exchange Right. The Transfer Agent shall promptly notify the Company, BIP and, until such time as the Rights Agreement has been terminated, BN, of the receipt of a Notice of Exchange.

Satisfaction of Exchange Rights

25.13 Upon receipt by the Transfer Agent of a Notice of Exchange and such additional documents and instruments as the Company or the Transfer Agent may reasonably require, and provided that BIP has not exercised the Exchange-Redemption Call Right, the Company will redeem the applicable Tendered Class A Shares on or prior to the Specified Exchange Date. The Company will deliver or cause to be delivered to the Tendering Class A Shareholder, at the address of the holder recorded in the register of the Company for the Class A Shares or at the address specified in the holder’s Notice of Exchange, either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share ((i) or (ii), plus such Unpaid Dividends collectively being the “Exchange Consideration”) and such delivery of such Exchange Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the Exchange Rights so exercised. Should the Company elect to satisfy Exchange Rights by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §25.4.

25.14 Any Tendering Class A Shareholder shall have no further right, with respect to any Tendered Class A Shares redeemed, repurchased or exchanged, to receive any dividends on Class

A Shares with a Record Date on or after the date on which the Transfer Agent receives such Notice of Exchange. Each Tendering Class A Shareholder shall continue to own each Class A Share subject to any Notice of Exchange, and be treated as a Class A Shareholder with respect to each such Class A Share for all other purposes of these Articles, until such Class A Share has been redeemed in accordance with §25.13 or repurchased or exchanged in accordance with the Rights Agreement, as applicable, for the Secondary Exchange Amount in accordance with §25.16. A Tendering Class A Shareholder shall have no rights as a unitholder of BIP with respect to any BIP Units to be received by such Tendering Class A Shareholder in exchange for Tendered Class A Shares pursuant to §25.11 until the Transfer Agent has issued such BIP Units to such Tendering Class A Shareholder.

25.15 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, and BIP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares (rounded down to a whole number of Class A Shares) that would not be contrary to such requirements or other provisions. The Company will notify any such Tendering Class A Shareholder at least one Business Day prior to the Specified Exchange Date as to the number of Tendered Class A Shares that will be redeemed by the Company. Where there is more than one Tendering Class A Shareholder, the Company will redeem the maximum number of Tendered Class A Shares that would not be contrary to such requirements or other provisions among such Tendering Class A Shareholders on a pro rata basis.

Secondary Exchange Rights

25.16 For so long as the Rights Agreement has not been terminated, if a Tendering Class A Shareholder has not received the Exchange Consideration with respect to any Tendered Class A Shares by the Close of Business on the applicable Specified Exchange Date for any reason, then, on the terms and subject to the conditions set forth in the Rights Agreement, which the Class A Shareholders shall have a right to enforce, such Tendering Class A Shareholder shall be entitled to receive from BN the Secondary Exchange Amount with respect to each such Tendered Class A Share no later than the applicable Secondary Exchange Date (the “Secondary Exchange Right”). The Company shall send to BN and to the Rights Agent on the applicable Specified Exchange Date a notice to the effect that the Tendering Class A Shareholder has not received the Exchange Consideration and such notice will set forth the identity of the Tendering Class A Shareholder, the number of Tendered Class A Shares, the amounts of such Exchange Consideration then not paid and will be otherwise consistent with the definition of “Company Notice” in the Rights Agreement.

No Fractional BIP Units

25.17 Notwithstanding anything to the contrary set forth herein, no fractional BIP Units shall be issued in connection with the satisfaction of Exchange Rights, in connection with a redemption of a Class A Share or in connection with a Liquidation Event. In lieu of any fractional BIP Units to which the Tendering Class A Shareholder would otherwise be entitled, the Company shall pay a cash amount equal to the BIP Unit Value on the Trading Day immediately preceding the Exchange Date multiplied by such fraction of a BIP Unit. In lieu of any fractional BIP Units to which the Tendering Class A Shareholder would otherwise be entitled pursuant to the Rights Agreement, the Rights Agent shall pay a cash amount as determined in accordance with the terms and conditions of the Rights Agreement.

Withholding Taxes

25.18 Each Tendering Class A Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class A Shares pursuant to §25.11 to §25.13 and will be deemed to have authorized the Company to retain such portion of the Exchange Consideration as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §25.18, the Company shall give each Tendering Class A Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Exchange from such Tendering Class A Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class A Shares subject to such Notice of Exchange, provide the Tendering Class A Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class A Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §25.18; provided that any determination with respect to the tax withholding shall be made by the Company, BIP or an affiliate of BIP, as applicable, in its sole discretion exercised in good faith.

COMPANY REDEMPTION RIGHTS

Company Redemption

25.19 If the Company delivers or causes to be delivered a Notice of Class A Redemption to the Class A Shareholders, it shall redeem all of the issued and outstanding Class A Shares on the Specified Class A Redemption Date. The Company may deliver a Notice of Class A Redemption at any time, in its sole discretion and subject to applicable Law, including in any of the following circumstances:

(a) the total number of Class A Shares outstanding decreases by 50% or more over any 12-month period;

(b) a Person acquires 90% of the BIP Units in a take-over bid (as defined by Applicable Securities Laws);

(c) the holders of BIP Units approve an acquisition of BIP by way of arrangement or amalgamation;

(d) the holders of BIP Units approve a restructuring or other reorganization of BIP;

(e) there is a sale of all or substantially all the assets of BIP;

(f) there is a change of Law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of the Company and the shareholders of the Company, that may result in adverse tax consequences for the Company or the shareholders of the Company; or

(g) the board, in its good faith, concludes that the holders of BIP Units or the Class A Shareholders are adversely impacted by a fact, change, or other circumstance relating to the Company.

Right of Class B Shareholders to Cause Redemption of Class A Shares

25.20 The Class B Shareholders may, at any time and in their sole discretion, deliver a notice to the Company specifying a date upon which the Company shall redeem all of the issued and outstanding Class A Shares (provided that such specified date is no less than 60 days from the date on which the Class B Shareholders deliver such notice), and as soon as reasonably practicable after the receipt of such notice, the Company shall, subject to applicable Law, deliver a Notice of Class A Redemption to the Class A Shareholders and, without the consent of the Class A Shareholders, shall redeem all of the Class A Shares on the Specified Class A Redemption Date.

Redemption Procedure

25.21 In the event of a redemption of the Class A Shares, each Class A Shareholder shall be considered a Tendering Class A Shareholder and each Class A Share shall be considered a Tendered Class A Share for the purposes of §25.19 to §25.22, and the Company shall, at or prior to Close of Business on the Specified Class A Redemption Date, pay to each Tendering Class A Shareholder either (i) the BIP Units Amount, or (ii) the Cash Amount, as the Company may determine in its sole and absolute discretion, together with a cash amount for each Tendered Class A Share equal to any Unpaid Dividends per Tendered Class A Share ((i) or (ii), plus such Unpaid Dividends collectively being the “Redemption Consideration”) and such delivery of such Redemption Consideration by or on behalf of the Company by the Transfer Agent will be deemed to be payment of and will satisfy and discharge all liability for the redemption of the Class A Shares. Should the Company elect to satisfy its obligation to redeem the Class A Shares by delivering the Cash Amount, then the payment of such amount shall be made in the manner set forth in §25.4.

25.22 §25.14 to §25.15 and §25.17 to §25.18 shall apply in their entirety, mutatis mutandis, to a redemption of the Class A Shares.

Exchange-Redemption Call Right

25.23	Notwithstanding the provisions in §25.11 to §25.22 above,

(a) in the event the Company receives a Notice of Exchange from a Tendering Class A Shareholder, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Tendered Class A Shares from the Tendering Class A Shareholder by delivering the Exchange Consideration (the form of Exchange Consideration to be determined by BIP in its sole and absolute discretion) in accordance with §25.11 to §25.18, mutatis mutandis, in satisfaction of the obligations of the Company, and

(b) in the event the Company provides a Notice of Class A Redemption to each Class A Shareholder, BIP shall have an overriding right to acquire, or cause its affiliate to acquire all, but not less than all, of the Class A Shares from each Class A Shareholder by delivering the Redemption Consideration (the form of Redemption Consideration to be determined by BIP in its sole and absolute discretion) in accordance with §25.19 to §25.22, mutatis mutandis, in satisfaction of the obligations of the Company as set out therein (the right in either (a) or (b) being the “Exchange-Redemption Call Right”), and in the event of the exercise by BIP of the Exchange-Redemption Call Right, each Tendering Class A Shareholder will be obligated to sell all Tendered Class A Shares held by such Tendering Class A Shareholder to BIP (or its affiliate, as applicable) on delivery by BIP (or its affiliate, as applicable) to such Tendering Class A Shareholder of the Exchange Consideration or the Redemption Consideration, as applicable, and the Company will have no obligation to pay any Exchange Consideration or Redemption Consideration to the holders of such Class A Shares so purchased by BIP (or its affiliate, as applicable).

25.24 In order to exercise its Exchange-Redemption Call Right, BIP must notify the Transfer Agent in writing, as agent for the holders of Class A Shares, and the Company, of its intention to exercise such right at least 3 days before the Specified Exchange Date or at least 10 days before the Specified Class A Redemption Date, as applicable. Delivery by BIP to the Transfer Agent of a standing direction as to any exercise of the Exchange-Redemption Call Right in respect of the exercise of Exchange Rights shall satisfy the notification requirements set forth in this §25.24.

LIQUIDATION

Liquidation Rights

25.25 Upon any liquidation, dissolution, winding up of the Company or any other distribution of its assets among its shareholders, whether voluntary or involuntary (a “Liquidation Event”), including where substantially concurrent with the liquidation, dissolution, or winding up of BIP, whether voluntary or involuntary (a “BIP Liquidation Event”), each Class A Shareholder shall, subject to the exercise of the Liquidation Call Right, be entitled to be paid out of the assets of the Company legally available for distribution on the effective date of the Liquidation Event (the “Liquidation Date”) an amount in cash per Class A Share then held by them equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the Liquidation Event (the “Liquidation Reference Date”) multiplied by the Conversion Factor (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Amount”). Notwithstanding the foregoing, in connection with a Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, if the Company, in its sole and absolute discretion elects, it may, subject to applicable Law, redeem all of the outstanding Class A Shares in exchange for such number of BIP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date, together with a cash amount per Class A Share equal to any Unpaid Dividends per Class A Share in accordance with §25.21 and §25.22, in lieu of paying the Liquidation Amount.

25.26	The rights of the Class A Shareholders to receive the amount set forth in §25.25 is subject to:

(a) the prior rights of holders of any class of shares ranking in priority with the Class A Shares;

(b) prior payment in full to each Tendering Class A Shareholder that submitted a Notice of Exchange at least 10 days prior to the date of the Liquidation Event of the Exchange Consideration; and

(c) prior payment in full to each Tendering Class B Shareholder that submitted a Notice of Class B Retraction at least 30 days prior to the date of the Liquidation Event of the Class B Retraction Amount.

25.27 If, upon any such Liquidation Event, the assets of the Company are insufficient to make payment in full to all Class A Shareholders of the foregoing amounts set forth in §25.25 with respect to the Liquidation Event, then such assets (or consideration) shall be distributed among the Class A Shareholders at the time outstanding, rateably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under §25.25.

BIP Liquidation Call Right

25.28 Notwithstanding §25.25, BIP will have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the occurrence of any Liquidation Event, to purchase from, or cause its affiliate to purchase from, all but not less than all of the Class A Shareholders on the Liquidation Date all but not less than all of the Class A Shares held by each such holder in exchange for the issuance by BIP of such number of BIP Units per Class A Share equal to the Conversion Factor in effect on the Liquidation Reference Date (and together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share, the “Liquidation Call Consideration”). In the event of the exercise of a Liquidation Call Right, each such Class A Shareholder will be obligated on the Liquidation Date to sell all the Class A Shares held by such holder to BIP on the Liquidation Date upon issuance by BIP to the holder of the Liquidation Call Consideration for each such Class A Share and the Company will have no obligation to pay any Liquidation Amount to the holders of such Class A Shares so purchased by BIP.

25.29 In order to exercise the Liquidation Call Right, BIP must notify the Transfer Agent in writing, as agent for the Class A Shareholders and the Company, of its intention to exercise such right at least 30 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of the Company and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of the Company. If BIP exercises the Liquidation Call Right in accordance with this §25.29, all obligations of the Company under §25.25 to §25.27 will terminate and on the Liquidation Date BIP will purchase and Class A Shareholders will sell all of their Class A Shares then outstanding for a price per unit equal to the Liquidation Call Consideration.

Automatic Redemption Rights

25.30 Subject to the exercise of the Liquidation Call Right, in connection with a BIP Liquidation Event, including where substantially concurrent with a Liquidation Event, the Company shall, subject to applicable Law, redeem all outstanding Class A Shares on the day prior to the effective date of the BIP Liquidation Event, and immediately following the automatic redemption by Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation) of the Class A.1 Shares and Class A.2 Shares (or exercise by BIP of the Liquidation Call Right in respect thereof), in exchange for, in its sole and absolute discretion, (i) an amount in cash per share equal to the BIP Unit Value on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event multiplied by the Conversion Factor (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share), or (ii) such number of BIP Units equal to the Conversion Factor in effect on the Trading Day immediately preceding the public announcement of the BIP Liquidation Event (together with a cash amount for each Class A Share equal to any Unpaid Dividends per Class A Share).

OTHER RIGHTS AND RESTRICTIONS

Conversion of Class A Shares

25.31 Any BIP-Affiliated Class A Shareholder shall be entitled at any time to have any or all of such BIP-Affiliated Class A Shareholder’s Class A Shares converted into Class B Shares at a conversion rate equal to one Class B Share for each Class A Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Transfer Agent (a “Conversion Notice”), which notice shall specify the number of Class A Shares that the BIP-Affiliated Class A Shareholder desires to have converted. Upon receipt of a Conversion Notice, the Company shall, subject to applicable Law, promptly issue to the converting BIP-Affiliated Class A Shareholder the requisite number of Class B Shares and the Transfer Agent shall cancel the converted Class A Shares subject to the Conversion Notice effective concurrently therewith.

Call Rights

25.32 Each Class A Shareholder, whether a registered holder or a beneficial holder, by virtue of becoming and being such a holder will be deemed to acknowledge each of the Exchange-Redemption Call Right and the Liquidation Call Right, in each case, in favour of BIP, and the overriding nature thereof in connection with the exercise of Exchange Rights, the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, or the retraction or redemption of Class A Shares, as the case may be, and to be bound thereby in favour of BIP as herein provided.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

CLASS B MULTIPLE VOTING SHARES

Special Rights and Restrictions

26.1 The Class B Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 26.

Dividend Rights

26.2 Class B Shareholders shall be entitled to receive, as and when declared by the board of directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors. The Class B Shareholders shall not be entitled to receive dividends (i) unless and until the Company has paid any Unpaid Dividends, and (ii) unless and until the Company has paid all of the Exchange Consideration owing to any Tendering Class A Shareholders who have submitted Notices of Exchange before the date the board of directors declares a dividend on the Class B Shares. The record and payment dates for dividends on Class B Shares shall be such date that the board of directors shall designate for the payment of such dividends.

Stock Dividends

26.3 In the event a dividend is declared and paid on the Class A Shares consisting of Class A Shares, the board shall, subject to applicable Law, contemporaneously declare and pay an equivalent dividend on the Class B Shares consisting of Class B Shares.

Ranking of the Class B Shares

26.4 The Class B Shares shall, as to the payment of dividends and return of capital in a Liquidation Event, rank junior to the Class A Shares and senior to any shares ranking junior to the Class B Shares with respect to priority in payment of dividends and return of capital in a Liquidation Event.

Voting Rights

26.5 Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder will be entitled to cast a number of votes per Class B Share equal to: (i) the number that is three times the number of Class A Shares then issued and outstanding, divided by (ii) the number of Class B Shares then issued and outstanding.

26.6 Except as otherwise expressly provided herein or as required by Law, the Class A Shareholders and the Class B Shareholders will vote together and not as separate classes.

26.7 At any time that no Class A Shares are outstanding or for any vote held only in respect of the Class B Shares, each Class B Shareholder will be entitled to cast one vote per Class B Share.

26.8 The holders of the outstanding Class A Shares and Class B Shares, voting together, shall be entitled to vote for the election of all directors of the Company.

Amendment with Approval of Class B Shareholders

26.9 In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class B Shares as a class may be added to, changed or removed but only with the approval of the Class B Shareholders given as hereinafter specified.

26.10 The approval of the Class B Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or in respect of any other matter requiring the consent of the Class B Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class B Shareholders or passed by the affirmative vote of at least two thirds of the votes cast at a meeting of the Class B Shareholders duly called for that purpose. On every poll taken at every meeting of the Class B Shareholders as a class, each Class B Shareholder entitled to vote thereat shall have one vote in respect of each Class B Share held.

Retraction at the Option of the Class B Shareholder

26.11 Subject to applicable Law, at any time from and after the date of the issuance of the Class B Shares, each Class B Shareholder shall have the right (the “Class B Retraction Right”) to require the Company to redeem all or such portion of the Class B Shares registered in the name of such Class B Shareholder specified in a Notice of Class B Retraction delivered to the Company by or on behalf of such Class B Shareholder (such Class B Shares being hereafter referred to as “Tendered Class B Shares” and such Class B Shareholder, the “Tendering Class B Shareholder”) for the Cash Amount (the “Class B Retraction Amount”).

Notice of Class B Retraction

26.12 A Class B Shareholder must deliver a Notice of Class B Retraction to the registered office of the Company in order to exercise his, her or its Class B Retraction Right.

Satisfaction of Retraction Right

26.13 Upon receipt by Company of a Notice of Class B Retraction and such additional documents and instruments as the Company may reasonably require, the Company shall redeem the Tendered Class B Shares on or prior to the Specified Class B Retraction Date. The Company will deliver or cause to be delivered to the Tendering Class B Shareholder, at the address of the holder recorded in the register of the Company for the Class B Shares or at the address specified in the holder’s Notice of Class B Retraction, the Class B Retraction Amount, and such delivery of such Class B Retraction Amount by or on behalf of the Company, will be deemed to be payment of and will satisfy and discharge all liability for the Class B Retraction Right so exercised.

26.14 Each Tendering Class B Shareholder shall continue to own each Class B Share subject to any Notice of Class B Retraction, and be treated as a Class B Shareholder with respect to each such Class B Share for all other purposes of these Articles, until such Class B Share has been redeemed by the Company in accordance with §26.11 to §26.16.

26.15 Notwithstanding anything to the contrary set forth herein, the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law.

Withholding Taxes

26.16 Each Tendering Class B Shareholder shall be required to pay to the Company the amount of any tax withholding due upon the redemption of Tendered Class B Shares pursuant to §26.11 to §26.13 and will be deemed to have authorized the Company to retain such portion of the Class B Retraction Amount as the Company reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this §26.16, the Company shall give each Tendering Class B Shareholder within three (3) Business Days after the Company’s receipt of a Notice of Class B Retraction from such Tendering Class B Shareholder, notice of the Company’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the redemption of the Tendered Class B Shares subject to such Notice of Class B Retraction, provide the Tendering Class B Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and reasonably cooperate with the Tendering Class B Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this §26.16; provided that any determination with respect to the tax withholding shall be made by the Company in its sole discretion exercised in good faith.

Liquidation Rights

26.17 Upon any Liquidation Event, including where substantially concurrent with a BIP Liquidation Event, the Class B Shareholders shall be entitled to receive on the Liquidation Date the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in §26.18.

26.18 The rights of the Class B Shareholders to receive the amount set forth in §26.17 is subject to the prior payment of the amounts set forth in §25.26(b) and §25.26(c) and to the prior rights of holders of all Class A Shares and any other class of shares ranking in priority or rateably with the Class B Shares.

Transfer Restrictions

26.19 The Class B Shares may not be Transferred to any Person other than to BIP or a Person Controlled by BIP. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.

[Signature page follows]

Full name and signature of Incorporator		Date of signing

Brookfield Infrastructure Holdings
(Canada) Inc.

By:	/s/ Chloe Berry	October 3, 2024
Authorized Signatory

EXHIBIT “A”

Notice of Exchange

NOTICE OF EXCHANGE

To: Computershare Trust Company of Canada (the “Transfer Agent”)

PLEASE DELIVER YOUR EXCHANGE REQUEST BY ONE OF THE OPTIONS BELOW:

Via PDF Email (recommended)*:

onlinedeposits@computershare.com

*   You can either scan this document via PDF or take a picture with your phone (send a CLEAR picture of all pages, both front and back within the same email)

Via Mail: Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions

This notice is given pursuant to Section 25.12 of the articles (the “Articles”) of Brookfield Infrastructure Corporation (the “Company”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in the Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

❑	all Class A Share(s) registered in the name of the undersigned; or

❑	_____ Class A Share(s) registered in the name of the undersigned.

The undersigned acknowledges the Exchange-Redemption Call Right of Brookfield Infrastructure Partners L.P. (“BIP”) or an affiliate of BIP to acquire all, but not less than all, of the Tendered Class A Shares from the undersigned and that this notice is and will be deemed to be an offer by the undersigned to sell the Tendered Class A Shares to BIP in accordance with the Exchange-Redemption Call Right on or prior to the Specified Exchange Date for the Exchange Consideration or Redemption Consideration and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the exchange or acquisition of the Tendered Class A Shares may be satisfied by the delivery of an equivalent number of BIP Units (subject to adjustment to reflect certain capital events) or its cash equivalent. The form of payment is to be determined by the Company or BIP in its respective sole and absolute discretion. It is the intention of the Company and BIP to satisfy any exchange or acquisition of Tendered Class A Shares through the delivery of BIP Units rather than the Cash Amount.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class A Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class A Shares, provided that BIP has not exercised its Exchange-Redemption Call Right with respect to the Tendered Class A Shares, the Company will only be obligated to redeem the maximum number of Tendered Class A Shares

(rounded down to a whole number of Class A Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company and BIP that the undersigned has good title to, and owns, the Class A Share(s) to be acquired by the Company, BIP or an affiliate of BIP as the case may be, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class A Shareholder)

(Guarantee of Signature)

CURRENCY ELECTION

(only if exchange or acquisition of the Tendered Class A Shares is satisfied by the Cash Amount)

Shareholders domiciled in Canada will receive the Cash Amount in Canadian dollars (CAD) and shareholders domiciled in the United States and all other countries will receive the Cash Amount in U.S. dollars (USD), unless otherwise elected below:

❑	Issue my cash entitlement payment(s) in U.S. dollars (USD).

❑	Issue my cash entitlement payment(s) in Canadian dollars (CAD).

❑	Issue my cash entitlement payment(s) in Australian dollars (AUD).

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by the Transfer Agent, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) the Transfer Agent may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Payment Delivery Instruction

❑

Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and mailed to the last address of the Tendering Class A Shareholder as it appears on the register of the Company or as instructed below in Exhibit A. ALL CHEQUE PAYMENTS WILL BE ISSUED TO THE REGISTERED NAME AS IT CURRENTLY APPEARS.

❑

Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid by cheque and held for pick-up by the Tendering Class A Shareholder at the principal transfer office of the Transfer Agent in Toronto, Ontario.

❑

Please check this box if the Cash Amount, if applicable, resulting from the exchange or acquisition of the Tendered Class A Shares is to be paid electronically to the Tendering Class A Shareholder using the electronic payment information as it appears on the dividend register of the Company or as instructed below in Exhibit B.

NOTE:

This panel must be completed and such additional documents as the Transfer Agent may require must be deposited with the Transfer Agent at its principal transfer office in Toronto, Ontario. The BIP Units Amount and any payment resulting from the exchange or acquisition of the Tendered Class A Shares will be issued and registered in, and made payable to respectively, the name of the Tendering Class A Shareholder as it appears on the register of the Company and the BIP Units Amount and payment resulting from such exchange or acquisition will be delivered to such Tendering Class A Shareholder as indicated above, unless the form appearing immediately below is duly completed.

EXHIBIT A:

Cheque Delivery Information

Date:

Name of Person in Whose Name Payment is to be Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class A Shareholder

EXHIBIT B BROOKFIELD INFRASTRUCTURE CORPORATION EXCHANGE WIRE PAYMENT FORM* **Beneficiary Name(s) that appears on the account at your financial institution – this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes will not be accepted)	**City	**Province/State	**Postal Code/Zip
Code

**Beneficiary Bank/Financial Institution [GRAPHIC APPEARS HERE] **Bank Address **City **Province/State **Postal Code/Zip Code [GRAPHIC APPEARS HERE] PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES **Bank Account No. Bank No. & Transit No. (Canadian Banks) ABA/Routing No. (US Banks)

	(3 digits & 5 digits)	(9 digits)
SWIFT or BIC Code	IBAN Number	Sort Code (GBP)

(11 characters – if you only have eight, put ‘XXX’ for the last three)
Additional Notes and special routing instructions: [GRAPHIC APPEARS HERE] *PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST. IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED **MANDATORY FIELD G-79

EXHIBIT “B”

Notice of Class A Redemption

NOTICE OF CLASS A REDEMPTION

To: Class A Shareholders of Brookfield Infrastructure Corporation (the “Company”)

This notice is given pursuant to Section 25.19 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The Company hereby notifies the Class A Shareholders that the Company desires to redeem all of the issued and outstanding Class A Shares in accordance with the Articles.

The Company acknowledges that this notice is and will be deemed to be an irrevocable offer by the Company to redeem all of the Class A Shares on the Specified Class A Redemption Date for the Redemption Consideration and on the other terms and conditions set out in the Articles.

Brookfield Infrastructure Corporation

(Date)

EXHIBIT “C”

Notice of Class B Retraction

NOTICE OF CLASS B RETRACTION

To: Brookfield Infrastructure Corporation (the “Company”)

This notice is given pursuant to Section 26.12 of the articles of the Company (the “Articles”). All capitalized words and expressions used in this notice that are defined in the Articles have the meanings ascribed to such words and expressions in such Articles.

The undersigned hereby notifies the Company that the undersigned desires to have the Company redeem in accordance with the Articles:

__	all Class B Share(s) registered in the name of the undersigned; or

__	_____ Class B Share(s) registered in the name of the undersigned.

The undersigned acknowledges that this notice is and will be deemed to be an irrevocable offer by the undersigned to sell the Tendered Class B Shares to the Company on or prior to the Specified Class B Retraction Date for the Class B Retraction Amount and on the other terms and conditions set out in the Articles.

The undersigned acknowledges that the Company will not be obligated to redeem Tendered Class B Shares to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable Law. If the Company believes that it would not be permitted by any such requirements or other provisions to redeem the Tendered Class B Shares, the Company will only be obligated to redeem the maximum number of Tendered Class B Shares (rounded down to a whole number of Class B Shares) that would not be contrary to such provisions.

The undersigned hereby represents and warrants to the Company that the undersigned has good title to, and owns, the Class B Share(s) to be acquired by the Company, free and clear of all liens, claims and encumbrances whatsoever.

(Date)

(Signature of Tendering Class B Shareholder)

(Guarantee of Signature)

☐ Please check this box if the Cash Amount resulting from the acquisition of the Tendered Class B Shares is to be mailed to the last address of the Tendering Class B Shareholder as it appears on the register of the Company.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Company may require, must be delivered to the registered office of the Company in Vancouver, British Columbia. Any payment resulting from the acquisition of the Tendered Class B Shares will be made payable to the name of the Tendering Class B Shareholder as it appears on the register of the Company and payment resulting from such acquisition will be delivered to such Tendering Class B Shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Payment is to be
Delivered (please print)

Street Address or P.O. Box

City, Province and Postal Code

Signature of Tendering Class B Shareholder

NOTE: If this Notice of Class B Retraction is for less than all of the Class B Share(s) represented by this certificate, a certificate representing the remaining Class B Shares of the Company will be issued and registered in the name of the Tendering Class B Shareholder as it appears on the register of the Company.

APPENDIX H – NEW CORPORATION AUDITED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF 1505109 B.C. LTD.

AS OF OCTOBER 3, 2024

INDEX

Page
Statement of Financial Position of 1505109 B.C. Ltd.	H-3
Notes to the Financial Statements of 1505109 B.C. Ltd.	H-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of 1505109 B.C. Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of 1505109 B.C. Ltd. (the “Company”) as of October 3, 2024 and the related notes (referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 3, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

October 22, 2024

We have served as the Company’s auditor since 2024.

1505109 B.C. LTD.

STATEMENT OF FINANCIAL POSITION

(IN U.S. DOLLARS)

		As of
	Notes	October 3, 2024
Assets
Due from Brookfield Infrastructure Holdings (Canada) Inc.	3	$34
Liabilities and Equity
Equity
Class B Multiple Voting Shares	1,2,4	34

Total liabilities and equity		$34

NOTES TO THE FINANCIAL STATEMENTS

AS OF OCTOBER 3, 2024

1. ORGANIZATION AND DESCRIPTION OF BROOKFIELD INFRASTRUCTURE CORPORATION

1505109 B.C. Ltd. (to be renamed Brookfield Infrastructure Corporation and hereafter referred to as “New Corporation”) was formed under the Business Corporation Act (British Colombia) on October 3, 2024 and is a subsidiary of Brookfield Infrastructure Partners L.P. (“the partnership”).

The registered head office of New Corporation is 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Colombia V6E 4N7.

The financial statements were approved by the Board of Directors of New Corporation and authorized for issue on October 22, 2024.

2. MATERIAL ACCOUNTING POLICY INFORMATION

a) Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Separate Statements of Operating Results, Changes in Equity and Cash Flows have not been presented as there have been no activities for the New Corporation since incorporation.

b) Financial Instruments

New Corporation classifies the due from Brookfield Infrastructure Holdings (Canada) Inc. (“Canada Holdco”), a subsidiary of the partnership, as amortized cost. The due from Canada Holdco is measured using the effective interest rate method. For financial instruments classified as amortized cost, New Corporation assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss.

c) Significant Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments and estimates made by management and utilized in the normal course of preparing New Corporation’s financial statements are outlined below.

(i) Common control transactions

IFRS 3 Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, New Corporation has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. New Corporation’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements.

3. RELATED PARTY TRANSACTIONS

On October 3, 2024, New Corporation entered into a loan agreement with Canada Holdco for $34. The loan is presented as amounts due from Canada Holdco on the statement of financial position, is payable by Canada Holdco on demand, and accrues interest at 5% per annum.

4. CAPITAL STRUCTURE

New Corporation is authorized to issue an unlimited number of Class A Exchangeable Subordinate Voting Shares (“New Exchangeable Shares”) and an unlimited number of Class B Multiple Voting Shares (“New Class B Shares”). On October 3, 2024, New Corporation issued 1 New Class B Share to Canada Holdco.

The New Exchangeable Shares will rank senior to the New Class B Shares as to the payment of dividends (as and when declared by the board of directors of New Corporation) and return of capital on the liquidation, dissolution or winding up of New Corporation, whether voluntary or involuntary.

Each holder of New Exchangeable Shares and New Class B Shares is entitled to notice of, and to attend and vote at, all meetings of New Corporation’s shareholders, other than meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. The holders of New Exchangeable Shares will be entitled to cast at any such meeting one vote per New Exchangeable Share on all matters submitted to a vote, and the holders of New Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the New Exchangeable Shares. Except as required by applicable corporate law, the New Exchangeable Shares and New Class B Shares will vote together and not as separate classes. As a result of the voting rights, the New Exchangeable Shares and New Class B Shares will control 25% and 75%, respectively, of the aggregate voting rights of New Corporation. At any time that there are no New Exchangeable Shares outstanding, the New Class B Shares are entitled to one vote per New Class B Share.

Holders of New Exchangeable Shares have the right to exchange all or a portion of their shares at any time for one limited partnership unit of the partnership (“unit”) per New Exchangeable Share held (subject to adjustment in the event of certain dilutive or other capital events by New Corporation or the partnership) or its cash equivalent based on the NYSE closing price of one unit as at the date of receipt by New Corporation of a notice of exchange.

Holders of New Class B Shares have the right to exchange all or a portion of their shares at any time for the cash equivalent of a unit based on the NYSE closing price as at the date of receipt by New Corporation of a notice of exchange.

APPENDIX I – NEW CORPORATION UNAUDITED PRO FORMA STATEMENTS OF FINANCIAL POSITION AND OPERATING RESULTS

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1505109 B.C. Ltd. (to be renamed Brookfield Infrastructure Corporation and hereafter referred to as “New Corporation”) is a newly formed company incorporated under the laws of British Columbia created for the purpose of issuing the New Exchangeable Shares and acquiring an interest in Brookfield Infrastructure Corporation (to be renamed Brookfield Infrastructure Holdings Corporation and hereafter referred to as “our company”) pursuant to a reorganization to be implemented by way of a plan of arrangement (the “Arrangement”). Upon completion of the Arrangement, it is expected that New Corporation will consolidate our company in its financial statements. These unaudited consolidated pro forma financial statements of New Corporation (the “Unaudited Pro Forma Financial Statements”) have been prepared in connection with the Arrangement and to illustrate the effects of the following transactions, which we refer to as the Transactions:

i.	The formation of New Corporation on October 3, 2024 and the acquisition of an interest in our company pursuant to the Arrangement (as further described below); and

ii.	The consummated acquisition of Triton International Ltd. (“Triton”) on September 28, 2023.

The New Corporation will acquire an interest in our company as a result of the Arrangement, which includes the following key elements:

i.	The issuance of approximately $1 million of New Class B Shares of the New Corporation to a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”);

ii.

The transfer of exchangeable shares of our company, other than the exchangeable shares held by Brookfield Corporation and its subsidiaries (“Brookfield Group”), to the New Corporation in exchange for New Exchangeable Shares of the New Corporation on a one for one basis;

iii.

The transfer by the New Corporation of the exchangeable shares of our company received in (ii) above for class A.1 exchangeable shares of our company on a one for one basis, which have 25% of the voting rights of our company’s shares;

iv.

The transfer of the exchangeable shares of our company held by the Brookfield Group to our company in exchange for class A.2 exchangeable shares of our company on a one for one basis, as a result of which the Brookfield Group will not own any shares of the New Corporation upon completion of the Arrangement; and

v.	The transfer of 1/3 of the class B shares of our company to the New Corporation, which have 25% of the voting rights of our company’s shares.

Immediately following the Arrangement, Brookfield Infrastructure will own all of the issued and outstanding New Class B Shares, which represent a 75% voting interest in New Corporation, while holders of New Exchangeable Shares will hold an aggregate 25% voting interest in the New Corporation. In addition, our company will be delisted from the Toronto Stock Exchange and New York Stock Exchange and cease to be a reporting issuer, while New Corporation will be listed on both exchanges and will be the reporting issuer going forward.

The Arrangement is a common control transaction where all transacting parties are subsidiaries of the partnership, and our company is determined to be the predecessor of the New Corporation. As a result, the Unaudited Pro Forma Statement of Financial Position as of June 30, 2024 gives effect to the Arrangement as if it was consummated on that date, and the Unaudited Pro Forma Statements of Operating Results are presented for all periods starting January 1, 2021, and give effect to the Arrangement as if it had been consummated on January 1, 2021.

On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton, the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion), comprised of cash and approximately 21 million exchangeable shares. Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with a subsidiary of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated Triton effective September 28, 2023. The impact of the acquisition of Triton has been reflected in our company’s Statement of Financial Position as of December 31, 2023, which is included in our company’s most recently filed Annual Report on Form 20-F. The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2023 gives effect to transaction accounting adjustments as if the Transaction had been consummated on January 1, 2023.

The adjustments in the Unaudited Pro Forma Financial Statements that are related to the Arrangement and the acquisition of Triton are referred to as the “Transaction Accounting Adjustments” within the Unaudited Pro Forma Financial Statements. Since New Corporation’s only operations will be our company’s operations, there are no material autonomous entity adjustments as all costs of being a standalone entity have been incurred and reflected in our company’s historical financial statements - see Note 3 of the Unaudited Pro Forma Financial Statements.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Unaudited Pro Forma Financial Statements are based on accounting estimates and judgements that management believes are reasonable. The notes to these Unaudited Pro Forma Financial Statements provide information on how the adjustments presented herein were derived. All financial data for Triton has been derived from its historical financial information. The Unaudited Pro Forma Financial Statements should be read in conjunction with (1) the audited annual financial statements of our company, with the notes thereto, as of and for the years ended December 31, 2023, 2022 and 2021, which are included in our company’s most recently filed Annual Report on Form 20-F; and (2) the audited annual financial statements of Triton as of and for the year ended December 31, 2022, included in the partnership’s and our company’s joint Form 6-K filed on July 31, 2023; and (3) the unaudited interim financial statements of Triton as of and for the three and six months ended June 30, 2023, included in our company’s Form 6-K filed on April 15, 2024; and (4) the unaudited interim financial statements of our company as of and for the three and six months ended June 30, 2024, included in our company’s Form 6-K filed on August 9, 2024, each of which is incorporated by reference in the Circular; and (5) the audited statement of financial position of New Corporation, with notes thereto, as of October 3, 2024, included in the Circular.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of our company had the Transaction occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Accordingly, readers are cautioned to not place undue reliance on these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

		Transaction Accounting
		Adjustments
US$ MILLIONS	New		Pro forma
As of June 30, 2024	Corporation	Our Company	Total
Assets		Note 1
Cash and cash equivalents	$—	$467	$467
Financial assets	—	43	43
Accounts receivable and other	—	872	872
Due from Brookfield Infrastructure	—	1,684	1,684

Current assets	—	3,066	3,066
Property, plant and equipment	—	14,001	14,001
Intangible assets	—	3,261	3,261
Goodwill	—	1,658	1,658
Financial assets	—	144	144
Other assets	—	1,490	1,490
Deferred income tax asset	—	38	38

Total assets	$—	$23,658	$23,658

Liabilities and Equity
Liabilities
Accounts payable and other	$—	$965	$965
Non-recourse borrowings	—	467	467
Financial liabilities	—	46	46
Loans payable to Brookfield Infrastructure	—	100	100
Interests held in our company by Brookfield Infrastructure	—	305	305
New Exchangeable and class A.2 shares	—	3,622	3,622

Current liabilities	—	5,505	5,505
Non-recourse borrowings	—	12,621	12,621
Financial liabilities	—	1	1
Other liabilities	—	278	278
Deferred income tax liability	—	2,027	2,027

Total liabilities	—	20,432	20,432

Equity
Brookfield Infrastructure Partners L.P.	—	(155)	(155)
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	—	3,381	3,381

Total equity	—	3,226	3,226

Total liabilities and equity	$—	$23,658	$23,658

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction Accounting
		Adjustments
US$ MILLIONS	New		Pro forma
For the six-month period ended June 30, 2024	Corporation	Our Company	Total
		Note 1
Revenues	$—	$1,810	$1,810
Direct operating costs	—	(668)	(668)
General and administrative expenses	—	(35)	(35)

	—	1,107	1,107
Interest expense	—	(498)	(498)
Remeasurement of interests held in our company by Brookfield Infrastructure		45	45
Remeasurement of New Exchangeable and class A.2 shares	—	535	535
Mark-to-market and foreign currency revaluation	—	(36)	(36)
Other expenses	—	(70)	(70)

Income before income tax	—	1,083	1,083
Income tax expense
Current	—	(195)	(195)
Deferred	—	(3)	(3)

Net income	$—	$885	$885

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$564	$564
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	—	321	321

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction Accounting
		Adjustments
US$ MILLIONS	New		Our	Pro forma
For the year ended December 31, 2023	Corporation	Triton	Company	Total
		Note 2	Note 1
Revenues	$—	$1,263	$2,503	$3,766
Direct operating costs	—	(643)	(778)	(1,421)
General and administrative expenses	—	—	(67)	(67)

	—	620	1,658	2,278
Interest expense	—	(176)	(697)	(873)
Share of losses from investments in associates	—	—	(20)	(20)
Remeasurement of interests held in our company by Brookfield Infrastructure	—	—	54	54
Remeasurement of New Exchangeable and class A.2 shares	—	—	34	34
Mark-to-market and foreign currency revaluation	—	—	23	23
Other expenses	—	(162)	(24)	(186)

Income before income tax	—	282	1,028	1,310
Income tax expense
Current	—	(39)	(348)	(387)
Deferred	—	11	(20)	(9)

Net income	$—	$254	$660	$914

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$61	$165	$226
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	—	193	495	688

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction Accounting
		Adjustments
US$ MILLIONS	New		Pro forma
For the year ended December 31, 2022	Corporation	Our Company	Total
		Note 1
Revenues	$—	$1,886	$1,886
Direct operating costs	—	(542)	(542)
General and administrative expenses	—	(69)	(69)

	—	1,275	1,275
Interest expense	—	(544)	(544)
Share of earnings from investments in associates	—	4	4
Remeasurement of interests held in our company by Brookfield Infrastructure	—	20	20
Remeasurement of New Exchangeable and class A.2 shares	—	1,058	1,058
Mark-to-market and foreign currency revaluation	—	49	49
Other income	—	39	39

Income before income tax	—	1,901	1,901
Income tax (expense) recovery
Current	—	(341)	(341)
Deferred	—	79	79

Net income	$—	$1,639	$1,639

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$1,114	$1,114
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	—	525	525

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction Accounting
		Adjustments
US$ MILLIONS	New		Pro forma
For the year ended December 31, 2021	Corporation	Our Company	Total
		Note 1
Revenues	$—	$1,643	$1,643
Direct operating costs	—	(526)	(526)
General and administrative expenses	—	(49)	(49)

	—	1,068	1,068
Interest expense	—	(294)	(294)
Remeasurement of interests held in our company by Brookfield Infrastructure	—	(16)	(16)
Remeasurement of New Exchangeable and class A.2 shares	—	(447)	(447)
Mark-to-market and foreign currency revaluation	—	(11)	(11)
Other income	—	116	116

Income before income tax	—	416	416
Income tax expense
Current	—	(234)	(234)
Deferred	—	(171)	(171)

Net income	$—	$11	$11

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$(384)	$(384)
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	—	395	395

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1. ACQUISITION OF AN INTEREST IN OUR COMPANY

The New Corporation is a newly formed company. Upon completion of the Arrangement, the New Corporation will acquire an interest in our company and will consolidate our company in its financial statements. The acquisition of an interest in our company as part of the Arrangement is a common control transaction where all transacting parties are subsidiaries of the partnership. As a result, the assets and liabilities of our company will be recorded at our company’s historical carrying values in the New Corporation’s consolidated financial statements, which has been reflected in the Unaudited Pro Forma Financial Statements. Immediately following the Arrangement, the New Corporation’s capital structure will be comprised of:

•

New Exchangeable Shares (held by the public), which will be exchangeable at the option of the holder at any time at a price equal to the market price of a unit (subject to adjustment in the event of certain dilutive or other capital events by the New Corporation or by the partnership). The New Corporation will have the option to satisfy the exchange either by delivering a unit or the cash equivalent. Due to the exchange feature, the New Exchangeable Shares have been classified as financial liabilities in our Unaudited Pro Forma Financial Statements. The valuation of the liability will be based on fair value, with mark-to-market gains or losses recognized in the New Corporation’s statement of operating results.

•

New Class B Shares (held by Brookfield Infrastructure), which will be redeemable for cash in an amount equal to the market price of a unit. The New Class B Shares will have an aggregate redemption value of approximately $1 million. As the most subordinated class of all shares, the New Class B Shares will be classified as equity instruments in the New Corporation’s financial statements and will be attributable to the partnership.

As the New Corporation’s operations will consist of our company’s operations, our company will be regarded as the predecessor of the New Corporation. Our company’s capital structure, after considering the elimination of class A.1 exchangeable shares held by the New Corporation, will be comprised of class A.2 exchangeable shares (held by the Brookfield Group), class B shares (held by Brookfield Infrastructure) and class C shares (held by Brookfield Infrastructure). Based on similar exchange features to the New Exchangeable Shares mentioned above, the class A.2 exchangeable shares, class B shares and class C shares of our company will be classified as financial liabilities.

As a result of the above, the transaction accounting adjustments reflected in our Unaudited Pro Forma Financial Statements include necessary adjustments to account for New Corporation’s acquisition of an interest in our company.

The following tables and explanatory notes present the transaction accounting adjustments that have been reflected in our Unaudited Pro Forma Financial Statements:

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

		Transaction
US$ MILLIONS	Our	Accounting		Pro Forma
As of June 30, 2024	Company	Adjustments		Total
Assets
Cash and cash equivalents	$466	$1	(a)	$467
Financial assets	43	—		43
Accounts receivable and other	872	—		872
Due from Brookfield Infrastructure	1,684	—		1,684

Current assets	3,065	1		3,066
Property, plant and equipment	14,001	—		14,001
Intangible assets	3,261	—		3,261
Goodwill	1,658	—		1,658
Financial assets	144	—		144
Other assets	1,490	—		1,490
Deferred income tax asset	38	—		38

Total assets	$23,657	$1		$23,658

Liabilities and Equity
Liabilities
Accounts payable and other	$965	$—		$965
Non-recourse borrowings	467	—		467
Financial liabilities	46	—		46
Loans payable to Brookfield Infrastructure	100	—		100
Interests held in our company by Brookfield Infrastructure	—	305	(b)	305
New Exchangeable and class A.2 shares	—	3,622	(c)	3,622
Exchangeable and class B shares	3,622	(3,622)	(c)	—

Current liabilities	5,200	305		5,505
Non-recourse borrowings	12,621	—		12,621
Financial liabilities	1	—		1
Other liabilities	278	—		278
Deferred income tax liability	2,027	—		2,027

Total liabilities	20,127	305		20,432

Equity
Brookfield Infrastructure Partners L.P.	149	(304)	(a),(b),(c)	(155)
Non-controlling interest attributable to:				—
Interest of others in operating subsidiaries	3,381	—		3,381

Total equity	3,530	(304)		3,226

Total liabilities and equity	$23,657	$1		$23,658

a.

As part of the Arrangement, New Corporation issued New Class B Shares (held by Brookfield Infrastructure), which will be redeemable for cash in an amount equal to the market price of a unit. The New Class B Shares will have an aggregate redemption value of approximately $1 million. As the most subordinated class of all shares of New Corporation, the New Class B Shares will be classified as equity instruments in the New Corporation’s financial statements and will be attributable to the partnership.

b.

Class C shares of our company represent the most subordinate class of all shares and are classified as financial liabilities upon consolidation into New Corporation. These financial liabilities are measured at fair value based on NYSE closing price of one unit, $27.44 per share. As at June 30, 2024 there were 11,117,660 class C shares outstanding.

c.

The acquisition of an interest in our company by New Corporation is a common control transaction and as a result, the assets and liabilities of our company are recorded at their carrying amounts without basis adjustments on the date the Arrangement is completed. Consideration transferred includes New Exchangeable Shares issued to shareholders of our company’s exchangeable shares (other than the Brookfield Group). Non-controlling interest reflects interests held by others in our company’s operating subsidiaries. The difference between consideration transferred and the carrying amount of our company’s net assets (after adjusting for intercompany balances with New Corporation and non-controlling interests) of $156 million is recognized in equity attributable to the partnership.

Consideration Transferred:

US$ MILLIONS
New Exchangeable Shares	$3,622

Total consideration	$3,622

Net assets acquired:

US$ MILLIONS
Cash and cash equivalents	$466
Accounts receivable and other	2,587
Due from Brookfield Infrastructure	1,684
Property, plant and equipment	14,001
Intangible assets	3,261
Goodwill	1,658
Accounts payable and other liabilities	(1,390)
Interests held in our company by Brookfield Infrastructure	(305)
Exchangeable and class B shares	(3,622)
Non-recourse borrowings	(13,088)
Deferred income tax liabilities	(2,027)

Net assets acquired before non-controlling interest and exchangeable shares	3,225
Intercompany balances with New Corporation (Exchangeable and class B shares)	3,622
Non-controlling interest	(3,381)

Net assets acquired	$3,466

Difference recognized in equity	$(156)

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction
US$ MILLIONS	Our	Accounting	Pro forma
For the six-month period ended June 30, 2024	Company	Adjustments	Total
		(a)
Revenues	$1,810	$—	$1,810
Direct operating costs	(668)	—	(668)
General and administrative expenses	(35)	—	(35)

	1,107	—	1,107
Interest expense	(498)	—	(498)
Remeasurement of interests held in our company by Brookfield Infrastructure	—	45	45
Remeasurement of New Exchangeable and class A.2 shares	—	535	535
Remeasurement of exchangeable and class B shares	535	(535)	—
Mark-to-market and foreign currency revaluation	(36)	—	(36)
Other expenses	(70)	—	(70)

Income before income tax	1,038	45	1,083
Income tax expense
Current	(195)	—	(195)
Deferred	(3)	—	(3)

Net income	$840	$45	$885

Attributable to:
Brookfield Infrastructure Partners L.P.	$519	$45	$564
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	321	—	321

a.

Class C shares of our company, representing the most subordinate class of all shares, are reclassified to financial liabilities upon consolidation of our company by New Corporation. These financial liabilities are measured at fair value based on NYSE closing price of one unit, $27.44 per share. As at June 30, 2024 there were 11,117,660 class C shares outstanding, and no additional class C shares were issued during the year. The NYSE opening price of one unit was $31.49 per share.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction
US$ MILLIONS	Our	Accounting	Pro forma
For the year ended December 31, 2023	Company	Adjustments	Total
		(a)
Revenues	$2,503	$—	$2,503
Direct operating costs	(778)	—	(778)
General and administrative expenses	(67)	—	(67)

	1,658	—	1,658
Interest expense	(697)	—	(697)
Share of earnings from investments in associates	(20)	—	(20)
Remeasurement of interests held in our company by Brookfield Infrastructure	—	54	54
Remeasurement of New Exchangeable and class A.2 shares	—	34	34
Remeasurement of exchangeable and class B shares	34	(34)	—
Mark-to-market and foreign currency revaluation	23	—	23
Other expenses	(24)	—	(24)

Income before income tax	974	54	1,028
Income tax expense
Current	(348)	—	(348)
Deferred	(20)	—	(20)

Net income	$606	$54	$660

Attributable to:
Brookfield Infrastructure Partners L.P.	$111	$54	$165
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	495	—	495

a.

Class C shares of our company, representing the most subordinate class of all shares, are reclassified to financial liabilities upon consolidation of our company by New Corporation. These financial liabilities are measured at fair value based on NYSE closing price of one unit, $31.49 per share. As at December 31, 2023 there were 11,117,660 class C shares outstanding, including 9,013,983 class C shares issued in September 2023 in connection with our company’s acquisition of a global intermodal logistics operation. The NYSE opening price of one unit was $30.99 per share.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction
US$ MILLIONS	Our	Accounting	Pro forma
For the year ended December 31, 2022	Company	Adjustments	Total
		(a)
Revenues	$1,886	$—	$1,886
Direct operating costs	(542)	—	(542)
General and administrative expenses	(69)	—	(69)

	1,275	—	1,275
Interest expense	(544)	—	(544)
Share of earnings from investments in associates	4	—	4
Remeasurement of interests held in our company by Brookfield Infrastructure	—	20	20
Remeasurement of New Exchangeable and class A.2 shares	—	1,058	1,058
Remeasurement of exchangeable and class B shares	1,058	(1,058)	—
Mark-to-market and foreign currency revaluation	49	—	49
Other expenses	39	—	39

Income before income tax	1,881	20	1,901
Income tax expense
Current	(341)	—	(341)
Deferred	79	—	79

Net income	$1,619	$20	$1,639

Attributable to:
Brookfield Infrastructure Partners L.P.	$1,094	$20	$1,114
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	525	—	525

a.

Class C shares of our company, representing the most subordinate class of all shares, are reclassified to financial liabilities upon consolidation of our company by New Corporation. These financial liabilities are measured at fair value based on NYSE closing price of one unit, $30.99 per share. As at December 31, 2022 there were 2,103,677 class C shares outstanding, and no additional class C shares were issued during the year. The NYSE opening price of one unit was $40.54 per share.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Transaction
US$ MILLIONS	Our	Accounting	Pro forma
For the year ended December 31, 2021	Company	Adjustments	Total
		(a)
Revenues	$1,643	$—	$1,643
Direct operating costs	(526)	—	(526)
General and administrative expenses	(49)	—	(49)

	1,068	—	1,068
Interest expense	(294)	—	(294)
Remeasurement of interests held in our company by Brookfield Infrastructure	—	(16)	(16)
Remeasurement of New Exchangeable and class A.2 shares	—	(447)	(447)
Remeasurement of exchangeable and class B shares	(447)	447	—
Mark-to-market and foreign currency revaluation	(11)	—	(11)
Other expenses	116	—	116

Income before income tax	432	(16)	416
Income tax expense
Current	(234)	—	(234)
Deferred	(171)	—	(171)

Net income	$27	$(16)	$11

Attributable to:
Brookfield Infrastructure Partners L.P.	$(368)	$(16)	$(384)
Non-controlling interest attributable to:
Interest of others in operating subsidiaries	395	—	395

a.

Class C shares of our company, representing the most subordinate class of all shares, are reclassified to financial liabilities upon consolidation of our company by New Corporation. These financial liabilities are measured at fair value based on NYSE closing price of one unit, $40.54 per share. As at December 31, 2021 there were class C 2,103,677 shares outstanding, and no additional class C shares were issued during the year. The NYSE opening price of one unit was $32.93 per share.

NOTE 2. ACQUISITION OF TRITON

The following table and explanatory notes present Triton’s statements of operating results for the nine months ended September 30, 2023 as adjusted to conform the presentation to that of the consolidated financial statements of our company and give effect to the acquisition as if it had occurred on January 1, 2023. The results of Triton from October 1, 2023 to December 31, 2023 have been included in the historical results of our company. Although the acquisition closed on September 28, 2023, the operating results of the stub period of 2 business days were immaterial.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

		Reclassification	Transaction
US$ MILLIONS	Triton	to conform	Accounting		Triton Pro
For the nine months ended September 30, 2023	historical	presentation	Adjustments		Forma
		(a)
Revenues	$—	$1,250	$13	(b)(i)	$1,263
Leasing revenue - Operating leases	1,089	(1,089)	—		—
Leasing revenue - Finance leases	80	(80)	—		—
Equipment trading revenue	81	(81)	—		—
Net gain on sale of leasing equipment	49	(49)	—		—
				(b)(ii),
Direct operating costs	(75)	(577)	9	(b)(iii)	(643)
General and administrative expenses	(70)	70	—		—
Equipment trading expenses	(73)	73	—		—
Provision (reversal) for doubtful accounts	3	(3)	—		—
Depreciation and amortization expense	(437)	437	—		—
Transaction and other costs	(71)	71	—		—

	576	22	22		620
Interest expense	(176)	—	—		(176)
Debt termination expense	—	—	—		—
				(b)(iv),
Other income (expenses)	—	(22)	(140)	(b)(v)	(162)

Income before income tax	400	—	(118)		282
Income tax expense
Current	(39)	—	—		(39)
Deferred	—	—	11	(b)(vi)	11

Net income	$361	$—	$(107)		$254

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$91	$(29)	(c)	$62
Non-controlling interest attributable to:
Subsidiary of Brookfield Infrastructure Partners L.P.	—	—	—		—
Interest of others in operating subsidiaries	—	270	(78)		192

a.

Management determined there to be no material adjustments to reconcile the financial statements of Triton, prepared under accounting standards generally accepted in the United States, to IFRS. Reclassification adjustments have been made to conform the presentation of the consolidated financial statements of Triton to the presentation of financial information in our company’s financial statements, which mainly include reclassifying revenue and income into a single revenue line item and reclassifying operating expenses into a single direct operating expense line item.

b.

The following explanatory notes present Triton’s statements of operating results for the nine months ended September 30, 2023 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2023. Please refer to Note 4 of our company’s consolidated financial statements as of and for the year ended December 31, 2023 for the purchase price allocation of the Triton acquisition.

i.

Revenue has been adjusted to reflect the changes of finance lease revenue due to the fair value adjustment to Triton’s finance lease receivable as a result of acquisition accounting, computed using the weighted average market interest rates of Triton’s finance lease portfolios.

ii.

Depreciation and amortization expense has been adjusted to reflect the fair value adjustments on property plant and equipment and intangibles assets (mainly including brand name and customer relationships) as a result of the Triton acquisition. The total asset fair value adjustments of $408 million are amortized over the remaining useful lives ranging between 10 and 50 years.

iii.

Based on 21,094,441 exchangeable shares issued in connection with the Triton acquisition, the base management fee is expected to increase by $9 million annually, which has not been reflected in the Unaudited Pro Forma Financial Statements.

iv.

Adjustment reflects $140 million of amortization of the fair value adjustment of the assumed debt as a result of acquisition accounting of the Triton acquisition. The fair value adjustment is amortized over the weighted average remaining term of Triton’s fixed and floating-rate debt.

v.

Included in our company’s and Triton’s historical consolidated statement of operating results are transaction costs of $49 million and $71 million, respectively, in connection with the Triton acquisition.

vi.

Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of our company have been adjusted based on a tax rate of 9.7%. The rates are based on the effective income tax rate of Triton as disclosed in Note 12 of Triton’s consolidated financial statements for the nine months ended September 30, 2023.

c.

Triton’s historical consolidated net income and the net effect of transaction accounting adjustments has been attributed to our company’s equity holders based on their proportionate ownership interest in Triton.

NOTE 3. AUTONOMOUS ENTITY ADJUSTMENTS

a) Master Services Agreement with Brookfield Corporation

Brookfield Corporation and its subsidiaries provide management services to our group pursuant to a master services agreement (the “Master Services Agreement”). Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee to the service providers equal to 0.3125% (1.25% annually) of the market value of our group. Our company is responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes our company (and will include the New Corporation following the completion of the Arrangement), plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities.

While the New Corporation will become a party to the Master Services Agreement, our company will continue to be responsible for paying, or reimbursing Brookfield Infrastructure for, the proportionate share of such fee. As a result, an autonomous entity adjustment has not been reflected in the Unaudited Pro Forma Statements of Operating Results.

b) Public Company Costs

The New Corporation expects to incur public company costs similar to those historically incurred by our company, which has presented these costs as general and administrative expenses in its statement of operating results. Since these costs have already been included in our company’s statement of operating results, New Corporation has not made any autonomous entity adjustments in its Unaudited Pro Forma Statement of Operating Results.

NOTE 4. EARNINGS PER SHARE

Earnings per share have not been presented as all the classes of common share do not represent “ordinary shares” under IAS 33 Earnings per share.